GK/AK/ 1301 /2003

04010315

SEC file: 82-5036

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING
MAR 01 2004
WASH D.C. 161 SECTION

SUPPL

Płock, 5 January 2004

To whom it may concern,

With reference to Information Reporting Requirements of PKN ORLEN S.A. for the U.S. Securities and Exchange Commission please find enclosed PKN ORLEN's current reports from No 73/2003/74 to 103/2003/104 plus 3Q2003 figures under PAS (unconsolidated) and IFRS.

Should you have any questions do not hesitate to contact the undersigned on: +48 24 365 56 33 or mobile: +48 605 739 304.

Yours sincerely,

Aneta Kiełbasa
Investor Relations Department

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

dlw 3/5

Company Polski Koncern Naftowy Orlen S.A.
TIDM POKD
Headline ORLEN Powiernik
Released 07:00 2 Jan 2004
Number 7750T

PKN ORLEN SA
SEC File
82-5036

Current report 103/2003/104 dated 31 December 2003

The Management Board of Polski Koncern Naftowy ORLEN S.A. (PKN ORLEN) discloses that ORLEN POWIERNIK Sp. z o.o (ORLEN Powiernik), which is 100% owned by PKN ORLEN, on 31 December 2003 purchased from Citibank Handlowy 9,240 bonds issued by PKN ORLEN with a par value PLN 10,000, as part of its investment portfolio. The price paid by ORLEN Powiernik for a one bond was PLN 9,867.80.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company Polski Koncern Naftowy Orlen S.A.
TIDM POKD
Headline Repurchase of bonds
Released 07:00 2 Jan 2004
Number 7748T

PKN ORLEN SA
SEC File
82-5036

Current report 102/2003/103

The Management Board of Polski Koncern Naftowy ORLEN S.A. (PKN ORLEN) discloses that, on the basis of Resolution No 8 dated 15th May 2000, PKN ORLEN on 31 December 2003 repurchased 3,812,860 series 'A' convertible bonds, which were not converted into shares in accordance with the management incentive program.
The price paid by PKN ORLEN for one convertible bond is equal to PLN 20.30.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company Polski Koncern Naftowy Orlen S.A.
TIDM POKD
Headline 7 service companies
Released 07:00 2 Jan 2004
Number 7743T

PKN ORLEN SA
SEC File
82-5036

Current report 101/2003/102 dated 31 December 2003

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") Central Europe's largest downstream oil company, announces that on 31 December 2003, on the basis of share transfer agreements, the Company sold:

1. 7,945 shares in **Serwis Slupsk Sp. z o.o.** ("Serwis Slupsk"), with a par value PLN 100 each, representing 99.76% and the same number of votes at its shareholders' meeting, for a total of PLN 1,324,999.15:

a) 2,945 shares sold to Serwis Slupsk in order to remit them, for a total of PLN 1,199,999.15,

b) 5,000 shares sold to Serwis Slupsk employees, for a total of PLN 125,000.00:

- 4,000 shares were sold to Mr Grzegorz Mikolajczyk, for a total of PLN 100,000.00,
- 1,000 shares were sold to Mr Lech Rozycki, for a total of PLN 25,000.00,

2. 360 shares in **Serwis Wroclaw Sp. z o.o.** ("Serwis Wroclaw"), with a par value PLN 500 each, representing 88.33% of the initial capital of Serwis Wroclaw and the same number of votes at its shareholders' meeting, for a total of 745,000.00:

a) 40 shares were sold to Serwis Wroclaw in order to remit them, for a total of PLN 585,000.00,

b) 320 shares were sold to Serwis Wroclaw employees, for a total of PLN 160,000.00:

- 275 shares were sold to Mr Tadeusz Gluszczak, for a total of PLN 137,500.00,
- 30 shares were sold to Mr Piotr Winiarski, for a total of PLN 15,000.00,
- 15 shares to Mrs Sylwia Gorazd, for a total of PLN 7,500.00,

3. 431 shares in **Serwis Krakow Sp. z o.o.** ("Serwis Krakow"), with a par value PLN 500 each, representing 83.20% of the initial capital of Serwis Krakow and the same number of votes at its shareholders' meeting, for a total of PLN 230,000.00:

- 159 shares were sold to Mr Marian Wojciech Pecka, for a total of PLN 84,849.19,
- 172 shares were sold to Mrs Halina Snopek, for a total of PLN 91,786.54,
- 60 shares were sold to Mr Krzysztof Gajda, for a total of PLN 32,018.56,
- 40 shares to Mr Leopold Karola, for a total of PLN 21,345.71,

4. 2,387 shares in **Serwis Podlasie Sp. z o.o.** ("Serwis Podlasie"), with a par value PLN 100 each, representing 89.67% of the initial capital of Serwis Podlasie and the same number of votes at its shareholders' meeting, for a total of PLN 298,375.00:

- 1,323 shares were sold to Mr Boguslaw Kuzmicki, for a total of PLN 165,375.00,
- 532 shares were sold to Mr Adam Wladyslaw Potocki, for a total of PLN 66,500.00,
- 532 shares were sold to Mr Stanislaw Konopka, for a total of PLN 66,500.00,

a) 2,140 shares were sold to Serwis Poznan, for a total of PLN 248,753.60,

b) 2,140 shares were sold to Serwis Szczecin, for a total of PLN 248,753.60,

c) 2,215 shares were sold to Serwis Zachod employees, for a total of PLN 257,471.60:

- 1,195 shares were sold to Mr Jerzy Preuss, for a total of PLN 138,906.80,
- 1,020 shares to Mr Piotr Bialowas, for a total of PLN 118,564.80,

6. 1,581 shares were sold in **Serwis Poznan Sp. z o.o.** ("Serwis Poznan"), with a par value PLN 100 each, representing 51.00% of the initial capital of Serwis Poznan and the same number of votes at its shareholders' meeting, for a total of PLN 190,004.24:

a) 734 shares were sold to Serwis Szczecin, for a total of PLN 88,212.12,

b) 734 shares were sold to Serwis Zachod, for a total of PLN 88,212.12,

c) 113 shares were sold to Mr Wieslaw Wylupko, an employee of Serwis Poznan for a total of PLN 13,580.34

7. 206 shares were sold in **Serwis Szczecin Sp. z o.o.** (Serwis Szczecin), with a par value of PLN 500 each, representing 49.05% of the initial capital of Serwis Szczecin and the same number of votes at its shareholders' meeting, for a total of PLN 182,134.90:

a) 103 shares were sold Serwis Zachod, for a total of PLN 91,067.45,

b) 103 shares were sold to Serwis Poznan, for a total of PLN 91,067.45,

Following the above transaction PKN ORLEN shall not have any holding in any of the companies, except of 122 shares in Serwis Szczecin representing 29,05% of the initial capital of Serwis Szczecin and the same number of votes at its shareholders' meeting. The 122 shares will be sold till 15th January 2004 to Mr Andrzej Wrobel , an employee of Serwis Szczecin, for a total of PLN 107,866.30.

As a result of the sale of the above-mentioned 7 service companies, PKN ORLEN shall, including the sale of 122 shares in Serwis Szczecin to Mr Andrzej Wrobel, record a gross profit of PLN 1,433,058.73. As of the date of transaction, the companies employed 245 people.

Except in respect of the execution of the share transfer agreements referred to in the above, no other relationship exists between the issuer and the issuer's managing or supervising persons, and the sellers of the shares.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	ORLEN Transport Poznan
Released	15:48 30 Dec 2003
Number	7413T

PKN ORLEN SA
SEC File
82-5036

Current report 100/2003/101 dated 30 December 2003

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") Central Europe's largest downstream oil company, announces that on 30 December 2003, on the basis of a share transfer agreement, the Company sold 108,659 shares in ORLEN Transport Poznan Sp. z o.o. with a par value PLN 100 each, representing 96.39% of the initial capital of ORLEN Transport Poznan Sp. z o.o. and the same number of votes at its shareholders' meeting, for a total price of PLN 10,900,000.00.

The remaining 3.61% of the shares of ORLEN Transport Poznan Sp. z o.o. are in possession of its current and previous employees.

PKN ORLEN has 97.59% of the initial capital in ORLEN Transport Plock Sp. z o.o.

Except in respect of the execution of the share transfer agreements referred to in the above, no other relationship exists between the issuer and the issuer's managing or supervising persons, and the sellers of the shares.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	WodKan
Released	08:41 30 Dec 2003
Number	7117T

PKN ORLEN SA
SEC File
82-5036

Current report 99/2003/100 dated 30 December 2003

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") Central Europe's largest downstream oil company, announces that on 29 December 2003, on the basis of a share transfer agreement, the Company sold 3,620 shares in ORLEN WodKan Sp. z o.o. ("ORLEN WodKan") with a par value PLN 500 each, representing 82.27% of the initial capital of ORLEN WodKan and the same number of votes at its shareholders' meeting, for a total price of PLN 2,354,159.50. Out of 3,620 shares:

(i) 1,390 shares were sold to ORLEN WodKan, for a total of PLN 1,016,159.50,

(ii) 2.230 shares were sold to 143 ORLEN WodKan's employees for a total of PLN 1,338,000.00

As a result of the sale of its holding in ORLEN WodKan, PKN ORLEN has made a gross profit of PLN 544,159.50. At the time of the transaction the company employed 160 people.

Except in respect of the execution of the share transfer agreements referred to in the above, no other relationship exists between the issuer and the issuer's managing or supervising persons, and the sellers of the shares.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re.: ORLEN Powiernik
Released	17:36 23 Dec 2003
Number	6443T

PKN ORLEN SA
SEC File
82-5036

Current report 98/2003/99

The Management Board of Polski Koncern Naftowy ORLEN S.A. (PKN ORLEN) discloses that ORLEN POWIERNIK Sp. z o.o (ORLEN Powiernik), which is 100% owned by PKN ORLEN, on 23 December 2003 purchased from Citibank Handlowy 1,929 bonds issued by PKN ORLEN with a par value PLN 10,000, as part of its investment portfolio. The price paid by ORLEN Powiernik for a one bond was PLN 9,865.34.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re.: Shares held by BoNY
Released	08:19 23 Dec 2003
Number	5876T

PKN ORLEN SA
SEC File
82-5036

Current report No 97/2003/98 dated 23 December, 2003

Number of shares held by The Bank of New York as of December 19, 2003

Polski Koncern Naftowy ORLEN S.A. („PKN ORLEN"), Central Europe's largest downstream oil company, announces that the number of its shares held by The Bank of New York increased from **41,974,304** (9.99**%** of votes at the General Shareholders' Meeting as reported on 6 November, 2003) to **45,061,314** shares (10.54**%** of votes at the General Shareholders' Meeting as of December 19, 2003).

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re.:Provision of Financing
Released	07:00 22 Dec 2003
Number	5269T

PKN ORLEN SA
SEC File
82-5036

Re.: Transaction for the Provision of Financing to Basell Orlen Polyolefins Sp. z o.o.

Current Report No. 96/2003/97 dated December 20, 2003

The Management Board of Polski Koncern Naftowy ORLEN S.A. ("**PKN ORLEN**") hereby gives notice that, on December 19, 2003, it has concluded a number of legal transactions. In particular, it has entered into certain agreements in connection with provision of financing (the "**Financing Transaction**") by the banking consortium lead by Bank of Tokyo Mitsubishi, KBC, Societe Generale and European Bank for Reconstruction and Development (the "**Arranging Banks**") to Basell Orlen Polyolefins Sp. z o.o. (the "**Joint-Venture Company**"), a joint-venture company of PKN ORLEN and Basell Europe Holdings B.V. ("**BEH**").

In connection with the Financing Transaction, the Arranging Banks have committed the financing to the Joint-Venture Company up to a total amount of EURO 350 millions consisting of: (i) an investment loan facility in a total amount up to EURO 320 million, for the purpose of, *inter alia*, financing expenses for construction of new polypropylene and polyethylene production plants; and (ii) a revolving working capital facility in a total amount of EURO 30 million to finance the working capital of the Joint-Venture Company.

In compliance with the requirements set out in the Ordinance of the Council of Ministers, dated October 16, 2001, regarding the current and periodic information to be disclosed by issuers of securities (the "**Ordinance**"), to the extent required under the Ordinance, PKN ORLEN hereby discloses to the public the following information regarding legal transactions concluded on the basis of documents executed in connection with the Financing Transaction (the "**Financing Documents**"):

1. Pledge established on the issuer's financial assets of significant value: Pledge established on the shares held by PKN ORLEN in the share capital of the Joint-Venture Company

Pursuant to the registered share pledge agreement dated December 19, 2003, PKN ORLEN established for the benefit of Kredyt Bank S.A. with seat in Warsaw (acting as the Security Agent) (the "**Security Agent**") a registered pledge, and as the interim security until the date of entering the registered pledge into pledge register an ordinary pledge (i.e., a pledge under Article 327 et seq. of the Civil Code), in respect of all the shares held by PKN ORLEN in the share capital of the Joint-Venture Company, that is, 907,398 shares with a nominal value of PLN 500 each, which shares represent 50% of the share capital of the Joint-Venture Company, and entitle the shareholder to exercise 50% of the votes at the Shareholders Meeting of the Joint-Venture Company. The condition for the effective establishment of the registered pledge is the entering of such pledge into the pledge register held by the applicable court. Upon registration of the registered pledge the ordinary pledge shall expiry.

The pledge established pursuant to the share pledge agreement dated December 19, 2003, provides security for repayment of present and future pecuniary claims of the pledgee under the Hedging Intercreditor Agreement up to the maximum amount of 750,000,000 Euro.

The book value of the PKN ORLEN's shares in the Joint-Venture Company pledged by PKN ORLEN, as recorded in the books of account of PKN ORLEN, amounts to 453,699,000 PLN.

The 907,398 shares in the Joint-Venture Company, on which the pledge was established by PKN ORLEN, represent 50% of the share capital of the Joint-Venture Company, whereby the shares constitute financial assets of a significant value within the meaning of § 2 Section 3 of the Ordinance.

2. Amendments to material project agreements

The Financing Documents include the amendments to the following material project agreements which have been executed by PKN ORLEN and qualified by it as material agreements within the meaning of the Ordinance:

2.1 Joint-Venture Agreement on the establishment of the Joint-Venture Company dated September 30, 2002, as amended, by and between PKN ORLEN and BEH (the "Joint-Venture Agreement") (as described in the issuer's current report no. 85/2002, dated September 30, 2002).

Pursuant to (i) a Direct Agreement among Joint-Venture Company, Security Agent, PKN ORLEN and BEH, and (ii) a Share Ownership Agreement among Joint-Venture Company, Security Agent, PKN ORLEN, BEH and Basell N.V., among other things, certain amendments have been made to the Joint-Venture Agreement.

Pursuant to the above amendments effecting during the term of the financing, the terms of the Joint-Venture Agreement dealing with the parties' obligations upon change of the ownership structure of the Joint-Venture Company caused by the events specified in the Agreement have been amended. In addition, certain restrictions as to termination and suspension by either PKN ORLEN and BEH of its respective obligations under the Joint-Venture Agreement have been introduced. PKN ORLEN and BEH also have undertaken to introduce amendments to the deed of association of the Joint-Venture Agreement in order to enable allow creation of a security interest over the shares in the Joint-Venture Company for the benefit of the banking consortium providing the financing.

2.2 Propylene Supply Agreement dated February 28, 2003, by and between PKN ORLEN and the Joint-Venture Company (the "**Propylene Supply Agreement**") (as described in the issuer's current report no. 12/2003, dated February 28, 2003).

Pursuant to a Direct Agreement among PKN ORLEN, the Joint-Venture Company and the Security Agent effective during the term of the financing, certain amendments have been made to the Propylene Supply Agreement. In particular, new provisions have been introduced into the Propylene Supply Agreement (i) providing for a mechanism of determination of the amount payable for damages caused to the Joint-Venture Company by PKN ORLEN as a result of its failure to supply certain minimum quantity of propylene and (ii) making certain changes to principles of the parties' liabilities under the Propylene Supply Agreement.

In addition, among other things, certain restrictions as to termination and suspension by either PKN ORLEN and the Joint-Venture Company of its respective obligations under the Propylene Supply Agreement have been introduced.

2.3 Ethylene Supply Agreement dated February 28, 2003, by and between PKN ORLEN and the Joint-Venture Company (the "**Ethylene Supply Agreement**") (as described in the issuer's current report no. 12/2003, dated February 28, 2003).

Pursuant to a Direct Agreement among PKN ORLEN, the Joint-Venture Company and the Security Agent effective during the term of the financing, certain amendments have been made to the Ethylene Supply Agreement. In particular, new provisions have been introduced into the Ethylene Supply Agreement (i) providing for clear mechanism of determination of the amount payable for damages caused to the Joint-Venture Company by PKN ORLEN as a result of its failure to supply certain minimum quantity of ethylene and (ii) making certain changes to principles of the parties' liability under the Ethylene Supply Agreement.

Agreement have been introduced.

2.4 Agreement on Supply of Services, Utilities, Materials and Facilities, dated February 28, 2003, by and between PKN ORLEN and the Joint-Venture Company (the "**SUMFS Agreement**") (as described in the issuer's current report no. 12/2003; dated February 28, 2003)

Pursuant to a Direct Agreement among PKN ORLEN, Joint-Venture Company and Security Agent effective during the term of the financing, certain amendments have been made to the SUMFS Agreement. In particular, new provisions have been introduced into the SUMFS Agreement providing for certain changes to principles of the parties' liability under the Ethylene Supply Agreement.

3. Transactions with a related entity

On December 19, 2003, PKN ORLEN and the Joint-Venture Company entered into the number of the agreements. In consideration of the fact that the value of certain of such agreements exceeds the amount of EURO 500,000, and the Joint-Venture Company is an entity related to the issuer within the meaning of the Ordinance (PKN ORLEN holds shares that represent 50% of the share capital and entitle the holder to exercise 50% of the votes at the Shareholders Meeting of the Joint-Venture Company), the execution of such certain agreements is subject to mandatory disclosure in the form of a current report in compliance with the requirement set out in § 5 Section 1 Clause 9 of the Ordinance.

3.1 The Sponsor Support and Subordination Agreement

On December 19, 2003, PKN ORLEN, BEH, Security Agent, Basell N.V., the Joint-Venture Company and Agryppa Sp. z o.o. (a wholly owned subsidiary of Joint-Venture Company) have entered into the Sponsor Support and Subordination Agreement.

Pursuant to the above agreement, PKN ORLEN and BEH have undertaken to provide contingent equity to the Joint-Venture Company in the form of: (i) share capital increase, (ii) additional payment ("*doplaty*"), and (iii) a loan, subject to the cap and conditions provided in this agreement. In support of such undertaking, each of PKN ORLEN and BEH has agreed to provide letters of credit in the total amount specified in the agreement.

Additionally, on the basis of this agreement PKN ORLEN and BEH subordinated their claims against Joint Venture Company under the Sponsor Support and Subordination Agreement to the claims of the banking consortium providing financing.

3.2 Technical Services Agreement

On December 19, 2003, PKN ORLEN, BEH and the Joint-Venture Company have entered into the Technical Services Agreement providing for terms of technical support by PKN and BEH to the Joint-Venture Company through secondment of their highly qualified personnel and provision of advisory services specified in this agreement.

The Joint-Venture Company will bear the costs of remuneration of the seconded personnel increased by the agreed maximum margin and shall bear any additional costs relating to the secondment of such personnel.

The Joint-Venture Company will pay a fee for services to be provided by PKN ORLEN and BEH which will be based on fixed rates specified in the agreement.

In connection with this agreement, a Direct Agreement has been executed by and between PKN ORLEN, BEH, the Joint-Venture Company and the Security Agent on the same date. This agreement, among other things, provides for certain restrictions as to termination and suspension by PKN ORLEN, BEH and the Joint-Venture Company of their respective obligations under the technical services agreement.

On December 19, 2003, PKN ORLEN, BEH and the Joint-Venture Company have entered into a project management agreement, pursuant to which a joint committee and an investment group to assist with management of the construction of the new propylene and ethylene plants of the Joint-Venture Company will be established. PKN ORLEN and BEH will be paid fees for providing their management services to the Joint-Venture Company.

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re: Polkomtel
Released	15:37 18 Dec 2003
Number	4413T

PKN ORLEN SA
SEC File
82-5036

Current Report 95/2003/96 dated 18 December 2003

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN"), Central Europe's largest downstream oil company and owner of 19.61% of Polkomtel S.A. - the operator of the *Plus GSM* telephone network - ("Polkomtel"), announces that on 17 December 2003 Polkomtel made an early loan repayment to PKN ORLEN of PLN 98,050,000.00, plus interest of PLN 2,132,832.63.

(see current report 71/2001 dated 8 October 2001)

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Letter of Intent Signed
Released	09:13 18 Dec 2003
Number	4100T

PKN ORLEN SA
SEC File
82-5036

Current report 94/2003/95 dated December 18, 2003

Polski Koncern Naftowy ORLEN S.A. ("**PKN ORLEN**") Central Europe's largest downstream oil company, hereby announces that on December 17, 2003 it signed a Letter of Intent with Zaklady Azotowe Pulawy S.A. (*The Pulawy Nitrogen Plant*) regarding production and investment alliances in the area of caprolactam production and natural gas deliveries.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	ORLEN Powiernik
Released	15:49 17 Dec 2003
Number	3869T

PKN ORLEN SA
SEC File
82-5036

Current report 93/2003/94

The Management Board of Polski Koncern Naftowy ORLEN S.A. (PKN ORLEN) discloses that ORLEN POWIERNIK Sp. z o.o (ORLEN Powiernik), which is 100% owned by PKN ORLEN, on 16 December 2003 purchased from Citibank Handlowy 10,900 bonds issued by PKN ORLEN with a par value PLN 10,000, as part of its investment portfolio. The price paid by ORLEN Powiernik for a one bond was PLN 9,864.11.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	ORLEN's shares
Released	15:47 17 Dec 2003
Number	3864T

PKN ORLEN SA
SEC File
82-5036

Current report 92/2003/93 dated 17 December, 2003

The Management Board of Polski Koncern Naftowy ORLEN S.A. (PKN ORLEN) announced today that Mr Jacek Strzelecki, Vice-President & CFO, on December 12th, 2003, under an agreement signed with CA IB Securities S.A. on 8 September, 2003, sold 254,493 (two hundred and fifty four thousand four hundred and ninety three) PKN ORLEN's shares through the bank. The price of one share sold by Mr Strzelecki is equal to PLN 21.90.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re. Admission of ORLEN shares
Released	16:06 4 Dec 2003
Number	8860S

PKN ORLEN SA
SEC File
82-5036

Current report No 91/2003/92 dated 4th December 2003

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on 3rd December 2003 the Warsaw Stock Exchange admitted 7,531,924 PKN ORLEN series D shares for trading at the exchange. Trading in these shares will commence on 10th December 2003.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re. series D shares - GPW
Released	16:27 1 Dec 2003
Number	7096S

PKN ORLEN SA
SEC File
82-5036

Current report No 90/2003/91 dated 1st December 2003

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that today, following the deposit of shares in The National Depository for Securities, Poland, it has requested The Warsaw Stock Exchange (GPW) to admit 7,531,924 PKN ORLEN's shares to trading on the floor of the Warsaw Exchange.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re. series D shares - KDPW
Released	16:22 1 Dec 2003
Number	7084S

PKN ORLEN SA
SEC File
82-5036

Current report No 89/2003/90 dated 1st December 2003

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that the management of The National Depository for Securities, Poland (KDPW), has accepted on 28th November 2003 to receive a deposit of 7,531,924 PKN ORLEN ordinary shares series D with a par value of PLN 1.25. The shares are deposited under the number: PLPKN0000075.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re. ORLEN's Initial Capital
Released	15:52 21 Nov 2003
Number	3772S

PKN ORLEN SA
SEC File
82-5036

Current report No 88/2003/89 dated 21 November, 2003

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that yesterday the Warsaw District Court registered a capital increase as part of the implementation of the management incentive programme.

Following the Court's decision PKN ORLEN's initial capital increased by PLN 9,414,905 from PLN 525,221,421.25 to PLN 534,636,326.25, through the conversion of 7,531,924 series D bonds into the same number of series A shares.

As a result of the capital increase, the total number of shares will rise to 427,709,061 shares with a par value PLN 1.25, with each share representing one vote at the General Meeting of Shareholders.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re. Offer for SNP Petrom SA
Released	15:49 21 Nov 2003
Number	3770S

PKN ORLEN SA
SEC File
82-5036

Current report 87/2003/88 dated November 21, 2003

Polski Koncern Naftowy ORLEN S.A. ("**PKN ORLEN**") Central Europe's largest downstream oil company, hereby announces that today it submitted a preliminary, non-binding, expression of interest to the Romanian Ministry of Economy and Commerce in respect of the purchase of a 51% stake in SNP Petrom S.A., Romania's biggest oil company.

(see also a release from 19 September 2003)

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Letter of intent with PGNiG
Released	15:35 20 Nov 2003
Number	3168S

PKN ORLEN SA
SEC File
82-5036

Current report 86/2003/87 dated November 20, 2003

Polski Koncern Naftowy ORLEN S.A. ("**PKN ORLEN**") Central Europe's largest downstream oil company, hereby announces that today it signed a letter of intent with PGNiG (Polish Oil and Gas Company) regarding co-operation in the area of oil and gas prospecting.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Memorandum of Understanding
Released	10:29 20 Nov 2003
Number	2927S

PKN ORLEN SA
SEC File
82-5036

Current report 85/2003/86 dated 20th November, 2003

The Management Board of Polski Koncern Naftowy ORLEN SA („ORLEN") informs that today ORLEN and MOL Hungarian Oil and Gas Plc. („MOL") signed Memorandum of Understanding whereby they agreed intention to initiate co-operation in the Central and Eastern European oil sector.

The parties believe that this co-operation would allow both MOL and ORLEN to benefit from synergies and could present the opportunity to compete more effectively with the major global operators in the sector.

The Memorandum of Understanding provides for an initial period of exclusive consultation between MOL and ORLEN in respect of potential co-operation. The parties have also agreed to establish working teams to assess the feasibility of further potential co-operative initiatives and to consider the structuring and timing of such initiatives.

Such potential co-operation may include the following:

- intention of implementation of cross-shareholding arrangements, whereby each party would acquire 10-15% of the share capital of the other party;
- assessment of the possibility of establishing an entity jointly owned by the parties initially to pursue joint business opportunities, including potential joint investments, and thereafter, subject to further review by the parties, to operate as a vehicle to manage selected segments of the business assets of both parties; and
- intention of a merger between MOL and ORLEN to benefit from the potential economic opportunities.

The signing of the Memorandum of Understanding represents an early stage in the discussions between MOL and ORLEN. Such discussions will only be pursued following the signing of the Memorandum of Understanding, through the formation of advisory teams by MOL and ORLEN and the appointment of external advisors.

The aforementioned co-operation initiatives will only be implemented following the signing of definitive agreements and obtaining required corporate / shareholder / regulatory approvals, where required.

Despite the fact that this Memorandum of Understanding involves non-binding elements, the parties believe it will serve as a useful measure and look forward to productive discussions between the MOL and ORLEN teams.

The Management Board of PKN ORLEN S.A.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Agreement with Agrofert
Released	07:36 20 Nov 2003
Number	2868S

PKN ORLEN SA
SEC File
82-5036

Current report 84/2003/85 dated November 20, 2003

Polski Koncern Naftowy ORLEN S.A. ("**PKN ORLEN**") Central Europe's largest downstream oil company, hereby announces that on 19 November 2003 it entered into a co-operation agreement with Agrofert Holding a.s in Prague (Czech Republic) over the privatization of Unipetrol a.s. This Agreement follows the letter of intent signed on 26th May 2003 and defines the preliminary division of Unipetrol's assets between the Parties should their bid be successful.

(see also a release from 26 May 2003)

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re. Unipetrol a.s.
Released	16:12 17 Nov 2003
Number	1615S

PKN ORLEN SA
SEC File
82-5036

Current report 83/2003/84 dated November 17, 2003

Polski Koncern Naftowy ORLEN S.A. ("**PKN ORLEN**") Central Europe's largest downstream oil company, hereby announces that today it sent to WestLB in Prague – a privatization adviser to the Czech government - a preliminary expression of interest in participating in the tender for Unipetrol a.s., which was opened by the National Property Fund of the Czech Republic on 6 November 2003.

(see also a release from 26 May 2003)

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company Polski Koncern Naftowy Orlen S.A.
TIDM POKD
Headline 3Q2003 - LIFO
Released 10:38 14 Nov 2003
Number 0700S

PKN ORLEN SA
SEC File
82-5036

Current Report 82/2003/83 dated 14th November 2003

Impact of LIFO valuation of inventories

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN"), Central Europe's largest downstream oil company, informs about **impact of LIFO valuation of inventories on unconsolidated financial results of PKN ORLEN and consolidated financial results of PKN ORLEN Capital Group for 3Q 2003 and after 3Q 2003.**

Estimates of gross income and net income (after deferred taxation) assuming LIFO valuation of inventories of PKN ORLEN under Polish Accounting Standards (PAS) and of PKN ORLEN Capital Group under PAS and under International Financial Reporting Standards (IFRS) are as follows (PLN m):

	3Q 2003	**After 3Q 2003**	**3Q 2002**	**After 3Q 2002**
PKN ORLEN's unconsolidated gross profit under PAS	148	955	31	20
PKN ORLEN's unconsolidated net profit under PAS	126	704	22	15
Consolidated gross profit under PAS	237	1,038	96	167
Consolidated net profit under PAS	204	779	69	108
Consolidated gross profit under IFRS	254	1,036	97	147
Consolidated net profit under IFRS	203	742	70	96

The assumptions used for the above LIFO estimates are the same as used for previously published LIFO estimates. These assumptions were published in current report no 29/2002 dated 21st May 2001.

About PKN ORLEN S.A.

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

Company Polski Koncern Naftowy Orlen S.A.
TIDM POKD
Headline 3Q2003 under IFRS
Released 10:38 14 Nov 2003
Number 0686S

PKN ORLEN SA
SEC File
82-5036

Current report No 81/2003/82 dated 14 November 2003

INDEPENDENT REVIEW REPORT

To the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

We have reviewed the accompanying consolidated condensed financial statements of Polski Koncern Naftowy ORLEN S.A. (the "Company") for the 9 and 3 month periods ended 30 September 2003. These consolidated condensed financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these consolidated condensed financial statements based on our review.

We conducted our review in accordance with the International Standard on Auditing applicable to review engagements. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion on accompanying consolidated condensed financial data.

International Accounting Standard No. 29 "Financial Reporting in Hyperinflationary Economies" (IAS 29) requires that the carrying amounts of assets and liabilities reported in a period of hyperinflation should be expressed in the measuring unit current at the end of the hyperinflationary period and constitute the basis for the carrying amounts in the subsequent financial statements. The Polish economy was hyperinflationary until the end of 1996 and ceased to be hyperinflationary in 1997. The Company last revalued its fixed assets as of 1 January 1995 to reflect the effects of inflation, in general by applying price indices determined by the Central Statistical Office for individual groups of assets. This revaluation was not performed in accordance with the provisions of IAS 29 since the Company did not use a general price index and did not subsequently revalue its fixed assets as of 31 December 1996. As a result, the cumulative balances of property, plant and equipment, which existed prior to 31 December 1996, have not been expressed in the measuring unit current at the end of 1996. The Company also did not apply International Accounting Standard No 16 "Property, Plant and Equipment" requiring that the revalued amount of fixed assets approximate their fair value as at the date of revaluation.

Based on our review, except for the matter referred to in the paragraph above, nothing has come to our attention that causes us to believe that the accompanying consolidated condensed financial statements are not presented fairly, in all material respects, in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board.

Without further qualifying our report, we draw attention to the following:

The effect of purchase of the long-term investment in Germany is presented in Note 3.2.b) to the attached consolidated condensed financial statements. As described in the above-mentioned note, as a result of the final settlement of the transaction the purchase price, value of purchased assets and liabilities as well as the goodwill/ negative goodwill may change.

We also reported separately on the consolidated condensed financial statements of the Company for 9 and 3 month periods ended 30 September 2003 prepared in accordance with Polish Accounting Standards ("PAS"). The significant differences between PAS and International Financial Reporting Standards as far as they concern consolidated condensed financial statements referred to are summarized in Note 3.11 of the accompanying consolidated condensed financial statements.

POLSKI KONCERN NAFTOWY ORLEN S.A.

CONSOLIDATED CONDENSED FINANCIAL STATEMENTS FOR THE 9 AND 3 MONTH PERIODS ENDED 30 SEPTEMBER 2003 AND 30 SEPTEMBER 2002 PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONSOLIDATED CONDENSED BALANCE SHEETS
As of 30 September 2003 and 31 December 2002

	30 September 2003 (unaudited)	31 December 2002
	(in PLN million)	
ASSETS		
Non-current assets		
Property, plant and equipment	9,653	9,089
Negative goodwill	(211)	(222)
Intangible assets	125	107
Financial assets	619	601
Investments accounted for using equity method	488	199
Deferred tax assets	20	25
Other non-current assets	10	15
Total non-current assets	**10,704**	**9,814**
Current assets		
Inventories	3,002	2,868
Trade and other receivables	2,710	2,080
Income tax receivables	17	32
Short-term investments	62	44
Deferred costs	92	57
Cash and cash equivalents	649	178
Total current assets	**6,532**	**5,259**
Total assets	**17,236**	**15,073**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Shareholders' equity		
Common stock	525	525
Capital reserve	1,174	1,174
Revaluation reserve	849	859
Foreign exchange difference on subsidiaries	54	-
Retained earnings	6,480	5,771
Total shareholders' equity	**9,082**	**8,329**
Minority interests	**422**	**412**
Non-current liabilities		
Interest bearing borrowings	1,376	402
Provisions	566	576
Deferred tax liabilities	387	431
	[illegible]	[illegible]

Current liabilities		
Trade and other payables and accrued expenses	3,551	2,747
Income tax liabilities	59	-
Interest bearing borrowings	1,781	2,161
Deferred income	12	15
Total current liabilities	**5,403**	**4,923**
Total liabilities and shareholders' equity	**17,236**	**15,073**

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONSOLIDATED CONDENSED INCOME STATEMENTS
For the 9 and 3 month periods ended 30 September 2003 and 30 September 2002

	For 9 months ended 30 September 2003	For 3 months ended 30 September 2003	For 9 months ended 30 September 2002	For 3 months ended 30 September 2002
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in PLN million)			
Revenue	**17,504**	**6,609**	**12,125**	**4,691**
Cost of sales	(14,211)	(5,487)	(9,563)	(3,741)
Gross profit	**3,293**	**1,122**	**2,562**	**950**
Other operating income	310	73	176	48
Distribution costs	(1,595)	(569)	(1,207)	(424)
Administrative expenses	(691)	(232)	(675)	(249)
Other operating expenses	(202)	(44)	(186)	(40)
Profit from operations	**1,115**	**350**	**670**	**285**
Financial income	236	104	115	49
Financial expenses	(322)	(152)	(257)	(82)
Income from investments accounted for using equity method	42	21	12	8
Profit before income tax and minority interests	**1,071**	**323**	**540**	**260**
Corporate income tax	(276)	(60)	(157)	(71)
Profit after tax	**795**	**263**	**383**	**189**
Minority interests	(27)	(10)	(26)	(13)
Net profit	**768**	**253**	**357**	**176**
Basic earnings per share for the period (in zloty per share)	**1.83**	**0.60**	**0.85**	**0.42**

CONSOLIDATED CONDENSED CASH FLOW STATEMENTS
For the 9 month periods ended 30 September 2003 and 30 September 2002

	For 9 months ended 30 September 2003	For 9 months ended 30 September 2002
	(unaudited)	(unaudited)
		(PLN million)
Cash flows from operating activities		
Net profit for the period	**768**	**357**
Adjustments for:		
Minority interests	27	26
Net income from investments accounted for under equity method	(42)	(12)
Depreciation and amortisation	890	837
Interest and dividend charges, net	29	109
Income tax on current period profit	276	157
(Gain) on investing activities	(2)	(19)
(Increase) in receivables	(228)	(471)
(Increase) in inventories	(113)	(418)
Increase in accrued expenses and payables	126	351
(Decrease) / Increase in provisions	(30)	13
Other adjustments	(15)	51
Net income tax paid	(245)	(134)
Net cash flows from operating activities	**1,441**	**847**
Cash flows from investing activities		
Acquisition of property, plant and equipment and intangible assets	(929)	(650)
Proceeds from sales of property, plant and equipment	23	33
Proceeds from sales of available for sale investments	6	15
Acquisition of investments available for sale and entities accounted for under equity method	(40)	(44)
Acquisition of business in Germany, net of cash acquired	(292)	-
Acquisition of short-term securities	(42)	(209)
Proceeds from sales of short-term securities	24	197
Dividends and interest received	71	25
Other	28	6
Net cash flows used in investing activities	**(1,151)**	**(627)**

other borrowings	3,576	1,332
Repayment of long-term and short-term loans and other borrowings	(3,228)	(1,379)
Interest paid	(102)	(125)
Dividend paid	(59)	(50)
Other	(6)	(4)
Net cash flows gained (used) in financing activities	**181**	**(226)**
Net increase/(decrease) in cash and cash equivalents	**471**	**(6)**
Cash and cash equivalents at the beginning of the period	**178**	**203**
Cash and cash equivalents at the end of the period	**649**	**197**

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONSOLIDATED CONDENSED STATEMENTS OF CHANGES IN EQUITY
For the 9 month periods ended 30 September 2003 and 30 September 2002
(PLN million)

	Common stock	Capital reserve	Revaluation reserve	Foreign currency translation	Retained earnings	Total shareholders' equity
1 January 2002	**525**	**1,174**	**859**	**-**	**5,400**	**7,958**
Valuation of available for sale investments at fair value, net of deferred tax	-	-	42	-	-	42
Dividend	-	-	-	-	(50)	(50)
Net Profit	-	-	-	-	357	357
30 September 2002 (unaudited)	**525**	**1,174**	**901**	**-**	**5,707**	**8,307**

	Common stock	Capital reserve	Revaluation reserve	Foreign currency translation	Retained earnings	Total shareholders' equity
1 January 2003	**525**	**1,174**	**859**	**-**	**5,771**	**8,329**
Foreign exchange gain/loss on consolidation	-	-	-	54	-	54
Dividend	-	-	-		(59)	(59)
Net profit	-	-	-	-	768	768
Impairment of tangible fixed assets	-	-	(8)	-	-	(8)
Hedge accounting-			[illegible]			[illegible]

30 September 2003 (unaudited)	525	1,174	849	54	6,480	9,082
	------	------	------	------	------	---------

1. Principal activities

The principal company of the capital group of Polski Koncern Naftowy ORLEN (further referred to as the "Group") is Polski Koncern Naftowy ORLEN S.A. (further referred to as the "Company" or "PKN ORLEN") located in Plock, Poland at Chemikow St. 7. PKN ORLEN was established in 1993 as a State Treasury owned joint stock company Mazowieckie Zaklady Rafineryjne i Petrochemiczne "Petrochemia Plock" S.A. Effective from 20 May 1999 the Company changed its name to Polski Koncern Naftowy S.A. Effective from 12 April 2000 the Company changed its name to Polski Koncern Naftowy ORLEN S.A.

The Company is engaged in processing of crude oil into a broad range of petroleum products and petrochemicals as well as in transportation, wholesale and retail distribution of such products. The other companies of the Group operate primarily in related downstream activities including production and distribution of oil and chemical products.

2. Basis of presentation

The Company applied for these consolidated condensed financial statements International Financial Reporting Standards ("IFRS") effective for respective accounting periods except for accounting for hyperinflation under International Accounting Standard No 29 "Financial Reporting in Hyperinflationary Economies" (IAS 29) and revaluation of fixed assets under International Accounting Standard No 16 "Property, Plant and Equipment" (IAS 16). The measurement and the reporting currency of these consolidated condensed financial statements is Polish Zloty ("PLN").

Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with IFRS have been condensed or omitted pursuant to International Accounting Standard No 34, "Interim Financial Reporting" (IAS 34). The accompanying consolidated condensed financial statements reflect all adjustments, except for adjustments required by IAS 29 and by IAS 16, of a recurring nature which are necessary for a fair statement of the Company's consolidated results of operations and cash flow for the interim periods ended on 30 September 2003 and 30 September 2002 and the Company's consolidated financial position as of 30 September 2003 and as of 31 December 2002. The accompanying consolidated condensed financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto for the year 2002. The interim financial results are not necessarily indicative of the results of the full year.

The condensed consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated results of operation, balance sheets and cash flows for each period presented.

3. Selected explanatory notes

3.1. Accounting policies

The Company followed the same accounting policies and methods of computation in these consolidated condensed financial statements as compared with the consolidated financial statements prepared in accordance with IFRS for the year 2002

3.2. Unusual items affecting the amounts presented in these financial statements

a) Joint Venture PKN ORLEN – BASELL

On 28 February 2003 PKN ORLEN in exchange for its organized part of business contributed in kind (assets and liabilities related to production and sales of polyolefin) acquired 50% shares in BASELL ORLEN POLYOLEFINS Sp. z o.o. (formerly Poliolefiny Polska Sp. z o.o.) located in Plock ("BOP"). The remaining 50% was acquired by Basell Europe Holding B.V. ("BEH") in exchange for contributed cash. After the increase the share capital of BOP amounts to PLN 907m.

As a result of the contribution in kind of the organized part of business to BOP, the Group recognized a gain amounting to PLN 82m, net of deferred tax. The gain presented in these financial statements results from 50% share in net assets of BOP which is proportionate to BEH's share in the net assets of this company. The gain amounting to PLN 112m is presented within other operating income. As at the transaction date the investment in BOP was recorded at cost of PLN 342m.

Since 1 March 2003 the joint-venture BOP is accounted for under the equity method in consolidated financial statements. 50% of the company's net profit is adjusted by profits related to 50% of net assets of the company arisen on the transaction of contribution in kind and current mutual transactions.

in Germany is realized through 6 subsidiaries directly or indirectly 100% controlled by PKN ORLEN.

The transaction has been accounted for under the purchase accounting method as presented below:

Purchase price according to the initial agreement	589
Adjusted purchase price (as a result of change in working capital caused mainly by an increase of payables)	300
Net value of acquired assets and liabilities, adjusted for liabilities to BP paid by PKN (including PLN 21m of acquired cash)	(306)
Negative goodwill	(6)

The final settlement of the transaction should be completed by the end of 2003, therefore the final purchase price might change by a maximum of EUR 5m as a result of the terms of realization in the agreement.

Due to the large number of purchased petrol stations the Company is currently engaged in the process of the estimating the fair value of the stations. Consequently, the initial value of acquired assets and liabilities as well as goodwill/negative goodwill may change after completion of this exercise.

Beginning from 1 March 2003 PKN ORLEN consolidates its activities in Germany using full method of consolidation.

c) Dividend from Polkomtel

Under the resolution of the General Shareholders Meeting of Polkomtel S.A. which took place on 31 March 2003, the dividend pay out to the shareholders from the profit of 2002 was authorised. As the Company owns 19.61% stake in Polkomtel S.A. share capital (i.e. 4,019,780 shares), it recognized dividend income equal to PLN 47m.

d) Disposal of stake in NOM Sp. z o. o.

On 20 May 2003, the Management Board of the Company submitted a put option execution declaration for all Niezalezny Operator Miedzystrefowy Sp. z o.o. ("NOM") shares owned by PKN ORLEN to Polskie Sieci Elektroenergetyczne S.A. ("PSE"). The "put" price equals to PLN 112m and is calculated as a sum of a par value of the shares sold and a cumulative investment premium calculated according to the agreement dated 8 June 2000 regulating the cooperation between the NOM shareholders.

According to recently received information, PSE filed a suit to the Court of Arbitration of the Polish Chamber of Commerce in Warsaw, regarding the determination of the validity of the shares sales agreement. Simultaneously, the Company is in preparation of a legal case against PSE, regarding the payment of the above mentioned amounts.

According to the opinion of the Management Board of the Company, based additionally on an independent legal analyses, the Company executed its put option and sold NOM shares to PSE. Consequently, the Company recognised profit on the transaction amounting to PLN 28m (difference between purchase price of the shares and the sales price resulting from the put option). According to the Management Board the receivable of PLN 112m will be realised in full amount.

3.3. Dividends

During the 3 month periods ended 30 September 2003 the Company paid out dividends for 2002 amounting to PLN 59m, i.e. 0.14 zloty per share.

3.4. Interest bearing borrowings

	30 September 2003 (unaudited)	31 December 2002
Bank loans	2,885	2,152
Other loans and credits	41	71
Short-terms bonds	231	340
Total	3,157	2,563
Less short-term portion	1,781	2,161
Long-term portion	1,376	402

The change of debt is result of:

- decrease of short-term securities by the amount of PLN 109m,
- increase of borrowings due to consolidation of activities in Germany amounting to PLN 163m,
- incurred loans in PLN:
  - 15m in BH S.A. in Warsaw
  - 6m in BPH PBK SA
  - 7m in Pekao S.A.
  - 25m in PKO BP S.A.
- incurred foreign currency loans in EUR:
  - 25m in Pekao S.A.
  - 25m in BH in Warsaw S.A.
  - 25m in BPH PBK S.A.
- incurred loans of EUR 25m and USD 200m within Syndicated Agreement*
- repayment of foreign currency loans:
  - USD 200m (syndicated loan)
  - EUR 25m in BPH PBK S.A.
- repayment of loans in PLN:
  - 45m in PKO BP S.A.
  - 38m in Bank Milenium S.A.
  - 13m in BPH PBK S.A.

* The Syndicated Agreement on dual currency loan in the amount of EUR 500m was signed on 29 July 2003. The loan will be repaid in 2008. The loan can be utilized in EUR as well as in USD.

.5. Segment data

	Refining Segment				Chemical Segment				Other Operations				*Eliminations*					
	for period				for period				for period				for period					
	9 month	3 month	9 month	3 month	9 month	3 month	9 month	3 month	9 month	3 month	9 month	3 month	9 month	3 month	9 month	3 month	9 month	n
	ended 30 September 2003		ended 30 September 2002		ended 30 September 2003		ended 30 September 2002		ended 30 September 2003		ended 30 September 2002		ended 30 September 2003		ended 30 September 2002		ended 30 Septembe	
	14,784	5,732	9,785	3,787	2,350	744	2,075	807	370	133	265	97	-	-	-	-	17,504	
	2,362	683	1,844	745	1,031	341	920	343	839	273	913	332	(4,232)	(1,297)	(3,677)	(1,420)	-	
	17,146	6,415	11,629	4,532	3,381	1,085	2,995	1,150	1,209	406	1,178	429	(4,232)	(1,297)	(3,677)	(1,420)	17,504	
	(16,078)	(6,062)	(10,885)	(4,218)	(3,175)	(1,039)	(2,877)	(1,116)	(1,154)	(376)	(1,145)	(427)	4,232	1,297	3,676	1,419	(16,175)	(
	102	41	78	18	158	13	42	12	32	15	49	13					292	
	(120)	(19)	(132)	(27)	(18)	(5)	(17)	(8)	(42)	(14)	(27)	(6)					(180)	
	1,050	375	690	305	346	54	143	38	45	31	55	9			(1)	(1)	1,441	
																	18	
																	(344)	
																	1,115	
																	236	
																	(322)	
	-	-	-	-	35	17	2	2	7	4	10	6					42	
																	1,071	
																	(276)	
																	(27)	
																	768	

	Refining Segment				Chemical Segment				Other Operations				Consolidated			
	for period				for period				for period				for period			
	9 month	3 month	9 month	3 month	9 month	3 month	9 month	3 month	9 month	3 month	9 month	3 month	9 month	3 month	9 month	3 mon
	ended 30 September 2003		ended 30 September 2002		ended 30 September 2003		ended 30 September 2002		ended 30 September 2003		ended 30 September 2002		ended 30 September 2003		ended 30 September 2(	
Property, *plant*, quipment and intangible assets *penditure*	55	208	399	118	358	225	90	36	89	26	106	56	997	459	595	2
Property, plant, equipment and intangible assets xpenditure nallocated *segments*													27	7	26	8
Total property, plant, *quipment* and intangible assets penditure													**1,024**	**466**	**621**	**21**
Segment epreciation	60	202	559	191	150	48	148	51	127	42	127	43	883	292	834	28
Jnallocated assets epreciation													27	9	25	8
Total preciation													**910**	**301**	**859**	**29**
***n-cash* penses ner than preciation**	**81**	**8**	**88**	**18**	**12**	**3**	**15**	**7**	**34**	**12**	**21**	**3**	**127**	**23**	**124**	**28**

segments

acquisition of financial assets in Germany, beginning on 1 March 2003, the Group operates in Poland and in Germany. The following table shows the distribution of the Group's consolidated sales by
narket segmental reporting for business segments for 9 and 3 month periods ended 30 September 2003 and 30 September 2002.

	Refining Segment				Chemical Segment				Other Operations				Consolidated			
	for period				for period				for period				for period			
	9 month	3 month	9 month	3 month	9 month	3 month	9 month	3 month	9 month	3 month	9 month	3 month	9 month	3 month	9 month	3 month
	ended 30 September 2003		`ended 30 September 2002		ended 30 September 2003		ended 30 September 2002		ended 30 September 2003		ended 30 September 2002		ended 30 September 2003		ended 30 September 2002	
rt es	540	237	668	277	599	187	567	242	13	5	11	1	1,152	429	1,246	520
ic es	9,892	3,583	9,117	3,510	1,751	557	1,508	565	357	128	254	96	12,000	4,268	10,879	4,171
in ny	4,352	1,912	-	-	-	-	-	-	-	-	-	-	4,352	1,912	-	-
al al ue	**14,784**	**5,732**	**9,785**	**3,787**	**2,350**	**744**	**2,075**	**807**	**370**	**133**	**265**	**97**	**17,504**	**6,609**	**12,125**	**4,691**

3.6. Basic and diluted earnings per share

	For the 9 month period ended 30 September 2003	For the 9 month period ended 30 September 2002
Weighted average common stock outstanding	420,177,137	420,177,137
Net profit for the period per share (PLN)	1.83	0.85

There is no difference between the basic and diluted earnings per share.

3.7. Convertible bonds within Incentive Program

From 1 to 10 October 2003, employees who accepted in September 2003 the offer to acquire convertible bonds within the Incentive Program, expressed requests to exercise their rights to the conversion of 7,531,924 bonds for PKN ORLEN S.A. shares. As a result on 22 October 2003 PKN ORLEN applied to the District Court in Warsaw for registration of capital increase.

3.8. Changes in contingent liabilities and risks after 31 December 2002

1. On 15 November 2002, based on the act on restructuring of certain budget receivables from enterprises, Rafineria Trzebinia, the Company's subsidiary, applied for the restructuring of budget receivables concerning excise duty and VAT for the period from June to December 1998. On 30 December 2002 fiscal authorities issued a decision on restructuring conditions of payables concerning VAT and excise duty of total value of PLN 35m, stating the restructuring charge in the amount of PLN 5m. The charge was paid in full in January 2003.

At the date of preparation of these financial statements, a tax audit on similar case in Rafineria Trzebinia in relation to periods from 1999 to 2001 was in progress and its results are not yet known. In the Company's Management view, considering strong merit background (being base for possible appeal) and obtained legal opinion, likelihood of an unfavourable result of the tax audit is low.

2. In accordance with the Agreement signed on 20 December 2002, Tankpol Sp z o.o transferred to PKN ORLEN due to cession, 40% of shares held in ORLEN PetroTank Sp z o.o. in exchange for receivables from Tankpol Sp. z o.o. Final settlement of this transaction should be made after valuation of shares in ORLEN PetroTank Sp. z o.o. At present the valuation procedures are not finalised yet. On 30 October 2003 a legal case was filed against PKN ORLEN as compensation for PLN 70m or return of the ceded shares. In the Company's Management view, based on the independent legal opinion obtained, the final outcome of the above claim should not have a material impact on the presented financial results.

3. Due to the public information in relation to the Company's purchase transactions, the Supervisory Board has taken actions including requests to audit firms to perform specific test procedures, which are aimed at verifying the above information, including an analysis of the specified procurement transactions. As at the date of the financial statements this analysis has not yet been completed. In the Management's opinion, there are no circumstances indicating that the above mentioned matters may materially impact the true and fair presentation of the accompanying unconsolidated and consolidated condensed financial statements for 9 month period ended 30 September 2003.

3.9. Subsequent events

There were no subsequent events after the balance sheet date having a material influence on the consolidated condensed financial statements as at 30 September 2003.

3.10. Operating costs

	9 months ended 30 September 2003 (unaudited)	**3 months ended 30 September 2003 (unaudited)**	**9 months ended 30 September 2002 (unaudited)**	**3 months ended 30 September 2002 (unaudited)**
Raw materials and energy	8,122	2,774	7,455	2,678
Cost of goods for resale*	5,105	2,222	1,200	613
External services	1,263	456	1,024	381
Payroll and benefits (staff costs)	796	254	769	243
Depreciation and amortisation	910	301	859	293
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Adjusted by: Change in inventories, deferred and accrued costs	(17)	186	(194)	113
Cost of products and services for own use	(67)	(11)	(48)	(14)
Operating costs	16,699	6,332	11,631	4,454

*The increase in cost of goods for resale in 9 and 3 month periods ended 30 September 2003 results from the acquisition of business in Germany, which sells goods for resale.

3.11. Transformation for International Financial Reporting Standards purposes

The adjustments to the consolidated condensed financial statements prepared under Polish Accounting Standards (PAS) are presented below:

	Net profit for 9 months ended 30 September 2003 (unaudited)	Net profit for 3 months ended 30 September 2003 (unaudited)	Net profit for 9 months ended 30 September 2002 (unaudited)	Net profit for 3 months ended 30 September 2002 (unaudited)
PAS basis consolidated	805	254	376	177
Payments from profit for social activity	(4)	-	-	-
Borrowing costs capitalisation, net of depreciation	(39)	(5)	(9)	(5)
Amortisation of CPN goodwill	(8)	(3)	(8)	(3)
IFRS treatment of negative goodwill	13	5	6	2
Deferred tax on above	9	1	4	2
Other	(8)	1	(12)	3
IFRS consolidated	768	253	357	176

	Net assets as of 30 September 2003 (unaudited)	Net assets as of 31 December 2002
PAS basis consolidated	8,713	7,927
Payments from profit for social activity	-	-
Borrowing costs capitalisation, net of depreciation	487	526
CPN goodwill, net of amortisation	64	72
IFRS treatment of negative goodwill	(58)	(71)
Deferred tax on above	(131)	(140)
Other	7	15
IFRS consolidated	9,082	8,329

3.12. Other

The consolidated financial statements have been authorised by Company's Management Board at premises of the Company, on 12 November 2003.

Signatures of the Members of the Management Board

Vice President – Jacek Strzelecki
Vice President - S³awomir Golonka

Vice President – Janusz Wisniewski
Vice President - Andrzej Macenowicz

END

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POLSKI KONCERN NAFTOWY ORLEN S.A.

CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
FOR THE 9 AND 3 MONTH PERIODS ENDED
30 SEPTEMBER 2003 AND 30 SEPTEMBER 2002
PREPARED IN ACCORDANCE WITH
INTERNATIONAL FINANCIAL REPORTING STANDARDS

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONSOLIDATED CONDENSED BALANCE SHEETS
As of 30 September 2003 and 31 December 2002

	30 September 2003 (unaudited)	31 December 2002
	(in PLN million)	
ASSETS		
Non-current assets		
Property, plant and equipment	9,653	9,089
Negative goodwill	(211)	(222)
Intangible assets	125	107
Financial assets	619	601
Investments accounted for using equity method	488	199
Deferred tax assets	20	25
Other non-current assets	10	15
Total non-current assets	**10,704**	**9,814**
Current assets		
Inventories	3,002	2,868
Trade and other receivables	2,710	2,080
Income tax receivables	17	32
Short-term investments	62	44
Deferred costs	92	57
Cash and cash equivalents	649	178
Total current assets	**6,532**	**5,259**
Total assets	**17,236**	**15,073**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Shareholders' equity		
Common stock	525	525
Capital reserve	1,174	1,174
Revaluation reserve	849	859
Foreign exchange difference on subsidiaries	54	-
Retained earnings	6,480	5,771
Total shareholders' equity	**9,082**	**8,329**
Minority interests	**422**	**412**
Non-current liabilities		
Interest bearing borrowings	1,376	402
Provisions	566	576
Deferred tax liabilities	387	431
Total non-current liabilities	**2,329**	**1,409**
Current liabilities		
Trade and other payables and accrued expenses	3,551	2,747
Income tax liabilities	59	-
Interest bearing borrowings	1,781	2,161
Deferred income	12	15
Total current liabilities	**5,403**	**4,923**
Total liabilities and shareholders' equity	**17,236**	**15,073**

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONSOLIDATED CONDENSED INCOME STATEMENTS
For the 9 and 3 month periods ended 30 September 2003 and 30 September 2002

	For 9 months ended 30 September 2003 (unaudited)	For 3 months ended 30 September 2003 (unaudited)	For 9 months ended 30 September 2002 (unaudited)	For 3 months ended 30 September 2002 (unaudited)
	(in PLN million)			
Revenue	**17,504**	**6,609**	**12,125**	**4,691**
Cost of sales	(14,211)	(5,487)	(9,563)	(3,741)
Gross profit	**3,293**	**1,122**	**2,562**	**950**
Other operating income	310	73	176	48
Distribution costs	(1,595)	(569)	(1,207)	(424)
Administrative expenses	(691)	(232)	(675)	(249)
Other operating expenses	(202)	(44)	(186)	(40)
Profit from operations	**1,115**	**350**	**670**	**285**
Financial income	236	104	115	49
Financial expenses	(322)	(152)	(257)	(82)
Income from investments accounted for using equity method	42	21	12	8
Profit before income tax and minority interests	**1,071**	**323**	**540**	**260**
Corporate income tax	(276)	(60)	(157)	(71)
Profit after tax	**795**	**263**	**383**	**189**
Minority interests	(27)	(10)	(26)	(13)
Net profit	**768**	**253**	**357**	**176**
Basic earnings per share for the period (in zloty per share)	**1.83**	**0.60**	**0.85**	**0.42**

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONSOLIDATED CONDENSED CASH FLOW STATEMENTS
For the 9 month periods ended 30 September 2003 and 30 September 2002

	For 9 months ended 30 September 2003 (unaudited)	For 9 months ended 30 September 2002 (unaudited)
	(PLN million)	
Cash flows from operating activities		
Net profit for the period	**768**	**357**
Adjustments for:		
Minority interests	27	26
Net income from investments accounted for under equity method	(42)	(12)
Depreciation and amortisation	890	837
Interest and dividend charges, net	29	109
Income tax on current period profit	276	157
(Gain) on investing activities	(2)	(19)
(Increase) in receivables	(228)	(471)
(Increase) in inventories	(113)	(418)
Increase in accrued expenses and payables	126	351
(Decrease) / Increase in provisions	(30)	13
Other adjustments	(15)	51
Net income tax paid	(245)	(134)
Net cash flows from operating activities	**1,441**	**847**
Cash flows from investing activities		
Acquisition of property, plant and equipment and intangible assets	(929)	(650)
Proceeds from sales of property, plant and equipment	23	33
Proceeds from sales of available for sale investments	6	15
Acquisition of investments available for sale and entities accounted for under equity method	(40)	(44)
Acquisition of business in Germany, net of cash acquired	(292)	-
Acquisition of short-term securities	(42)	(209)
Proceeds from sales of short-term securities	24	197
Dividends and interest received	71	25
Other	28	6
Net cash flows used in investing activities	**(1,151)**	**(627)**
Cash flows from financing activities		
Proceeds from long-term and short-term loans and other borrowings	3,576	1,332
Repayment of long-term and short-term loans and other borrowings	(3,228)	(1,379)
Interest paid	(102)	(125)
Dividend paid	(59)	(50)
Other	(6)	(4)
Net cash flows gained (used) in financing activities	**181**	**(226)**
Net increase/(decrease) in cash and cash equivalents	**471**	**(6)**
Cash and cash equivalents at the beginning of the period	**178**	**203**
Cash and cash equivalents at the end of the period	**649**	**197**

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONSOLIDATED CONDENSED STATEMENTS OF CHANGES IN EQUITY
For the 9 month periods ended 30 September 2003 and 30 September 2002
(PLN million)

	Common stock	Capital reserve	Revaluation reserve	Foreign currency translation	Retained earnings	Total shareholders' equity
1 January 2002	525	1,174	859	-	5,400	7,958
Valuation of available for sale investments at fair value, net of deferred tax	-	-	42	-	-	42
Dividend	-	-	-	-	(50)	(50)
Net Profit	-	-	-	-	357	357
30 September 2002 (unaudited)	525	1,174	901	-	5,707	8,307

	Common stock	Capital reserve	Revaluation reserve	Foreign currency translation	Retained earnings	Total shareholders' equity
1 January 2003	525	1,174	859	-	5,771	8,329
Foreign exchange gain/loss on consolidation	-	-	-	54	-	54
Dividend	-	-	-		(59)	(59)
Net profit	-	-	-	-	768	768
Impairment of tangible fixed assets	-	-	(8)	-	-	(8)
Hedge accounting-cash flow hedges	-	-	(2)	-	-	(2)
30 September 2003 (unaudited)	525	1,174	849	54	6,480	9,082

(PLN million)

1. Principal activities

The principal company of the capital group of Polski Koncern Naftowy ORLEN (further referred to as the "Group") is Polski Koncern Naftowy ORLEN S.A. (further referred to as the "Company" or "PKN ORLEN") located in Plock, Poland at Chemikow St. 7. PKN ORLEN was established in 1993 as a State Treasury owned joint stock company Mazowieckie Zaklady Rafineryjne i Petrochemiczne "Petrochemia Plock" S.A. Effective from 20 May 1999 the Company changed its name to Polski Koncern Naftowy S.A. Effective from 12 April 2000 the Company changed its name to Polski Koncern Naftowy ORLEN S.A.

The Company is engaged in processing of crude oil into a broad range of petroleum products and petrochemicals as well as in transportation, wholesale and retail distribution of such products. The other companies of the Group operate primarily in related downstream activities including production and distribution of oil and chemical products.

2. Basis of presentation

The Company applied for these consolidated condensed financial statements International Financial Reporting Standards ("IFRS") effective for respective accounting periods except for accounting for hyperinflation under International Accounting Standard No 29 "Financial Reporting in Hyperinflationary Economies" (IAS 29) and revaluation of fixed assets under International Accounting Standard No 16 "Property, Plant and Equipment" (IAS 16). The measurement and the reporting currency of these consolidated condensed financial statements is Polish Zloty ("PLN").

Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with IFRS have been condensed or omitted pursuant to International Accounting Standard No 34, "Interim Financial Reporting" (IAS 34). The accompanying consolidated condensed financial statements reflect all adjustments, except for adjustments required by IAS 29 and by IAS 16, of a recurring nature which are necessary for a fair statement of the Company's consolidated results of operations and cash flow for the interim periods ended on 30 September 2003 and 30 September 2002 and the Company's consolidated financial position as of 30 September 2003 and as of 31 December 2002. The accompanying consolidated condensed financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto for the year 2002. The interim financial results are not necessarily indicative of the results of the full year.

The condensed consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated results of operation, balance sheets and cash flows for each period presented.

(PLN million)

3. Selected explanatory notes

3.1. Accounting policies

The Company followed the same accounting policies and methods of computation in these consolidated condensed financial statements as compared with the consolidated financial statements prepared in accordance with IFRS for the year 2002

3.2. Unusual items affecting the amounts presented in these financial statements

a) Joint Venture PKN ORLEN – BASELL

On 28 February 2003 PKN ORLEN in exchange for its organized part of business contributed in kind (assets and liabilities related to production and sales of polyolefin) acquired 50% shares in BASELL ORLEN POLYOLEFINS Sp. z o.o. (formerly Poliolefiny Polska Sp. z o.o.) located in Plock ("BOP"). The remaining 50% was acquired by Basell Europe Holding B.V. ("BEH") in exchange for contributed cash. After the increase the share capital of BOP amounts to PLN 907m.

As a result of the contribution in kind of the organized part of business to BOP, the Group recognized a gain amounting to PLN 82m, net of deferred tax. The gain presented in these financial statements results from 50% share in net assets of BOP which is proportionate to BEH's share in the net assets of this company. The gain amounting to PLN 112m is presented within other operating income. As at the transaction date the investment in BOP was recorded at cost of PLN 342m.

Since 1 March 2003 the joint-venture BOP is accounted for under the equity method in consolidated financial statements. 50% of the company's net profit is adjusted by profits related to 50% of net assets of the company arisen on the transaction of contribution in kind and current mutual transactions.

b) Long term investments in Germany

On 28 February 2003 the Company acquired a chain of 494 retail stations in Germany (323 stations under the name BP - Aral and 171 stations under the name Eggert together with shareholdings in Eggert – a company previously acquired by ARAL). The business activity in Germany is realized through 6 subsidiaries directly or indirectly 100% controlled by PKN ORLEN.

The transaction has been accounted for under the purchase accounting method as presented below:

Purchase price according to the initial agreement	589
Adjusted purchase price (as a result of change in working capital caused mainly by an increase of payables)	300
Net value of acquired assets and liabilities, adjusted for liabilities to BP paid by PKN (including PLN 21m of acquired cash)	(306)
Negative goodwill	(6)

The final settlement of the transaction should be completed by the end of 2003, therefore the final purchase price might change by a maximum of EUR 5m as a result of the terms of realization in the agreement.

Due to the large number of purchased petrol stations the Company is currently engaged in the process of the estimating the fair value of the stations. Consequently, the initial value of acquired assets and liabilities as well as goodwill/negative goodwill may change after completion of this exercise.

Beginning from 1 March 2003 PKN ORLEN consolidates its activities in Germany using full method of consolidation.

(PLN million)

c) Dividend from Polkomtel

Under the resolution of the General Shareholders Meeting of Polkomtel S.A. which took place on 31 March 2003, the dividend pay out to the shareholders from the profit of 2002 was authorised. As the Company owns 19.61% stake in Polkomtel S.A. share capital (i.e. 4,019,780 shares), it recognized dividend income equal to PLN 47m.

d) Disposal of stake in NOM Sp. z o. o.

On 20 May 2003, the Management Board of the Company submitted a put option execution declaration for all Niezalezny Operator Miedzystrefowy Sp. z o.o. ("NOM") shares owned by PKN ORLEN to Polskie Sieci Elektroenergetyczne S.A. ("PSE"). The "put" price equals to PLN 112m and is calculated as a sum of a par value of the shares sold and a cumulative investment premium calculated according to the agreement dated 8 June 2000 regulating the cooperation between the NOM shareholders.

According to recently received information, PSE filed a suit to the Court of Arbitration of the Polish Chamber of Commerce in Warsaw, regarding the determination of the validity of the shares sales agreement. Simultaneously, the Company is in preparation of a legal case against PSE, regarding the payment of the above mentioned amounts.

According to the opinion of the Management Board of the Company, based additionally on an independent legal analyses, the Company executed its put option and sold NOM shares to PSE. Consequently, the Company recognised profit on the transaction amounting to PLN 28m (difference between purchase price of the shares and the sales price resulting from the put option). According to the Management Board the receivable of PLN 112m will be realised in full amount.

3.3. Dividends

During the 3 month periods ended 30 September 2003 the Company paid out dividends for 2002 amounting to PLN 59m, i.e. 0.14 zloty per share.

3.4. Interest bearing borrowings

	30 September 2003 (unaudited)	31 December 2002
Bank loans	2,885	2,152
Other loans and credits	41	71
Short-terms bonds	231	340
Total	3,157	2,563
Less short-term portion	1,781	2,161
Long-term portion	1,376	402

The total interest bearing borrowings utilized by the Company increased by net PLN 594m within 9 month period ended 30 September 2003.

(PLN million)

The change of debt is result of:

- decrease of short-term securities by the amount of PLN 109m,
- increase of borrowings due to consolidation of activities in Germany amounting to PLN 163m,
- incurred loans in PLN:
  - 15m in BH S.A. in Warsaw
  - 6m in BPH PBK SA
  - 7m in Pekao S.A.
  - 25m in PKO BP S.A.
- incurred foreign currency loans in EUR:
  - 25m in Pekao S.A.
  - 25m in BH in Warsaw S.A.
  - 25m in BPH PBK S.A.
- incurred loans of EUR 25m and USD 200m within Syndicated Agreement*
- repayment of foreign currency loans:
  - USD 200m (syndicated loan)
  - EUR 25m in BPH PBK S.A.
- repayment of loans in PLN:
  - 45m in PKO BP S.A.
  - 38m in Bank Milenium S.A.
  - 13m in BPH PBK S.A.

* The Syndicated Agreement on dual currency loan in the amount of EUR 500m was signed on 29 July 2003. The loan will be repaid in 2008. The loan can be utilized in EUR as well as in USD.

(PLN million)

3.5. Segment data

	Refining Segment				*Chemical Segment*				Other Operations				Eliminations				Consolidated			
	for period				for period				for period				for period				for period			
	9 month	3 month	9 month	3 month	9 month	3 month	9 month	3 month	9 month	3 month	9 month	3 month	9 month	3 month	9 month	3 month	9 month	3 month	9 month	3 month
	ended 30 September 2003		ended 30 September 2002		ended 30 September 2003		ended 30 September 2002		ended 30 September 2003		ended 30 September 2002		ended 30 September 2003		ended 30 September 2002		ended 30 September 2003		ended 30 September 2002	
Revenue																				
External sales	14,784	5,732	9,785	3,787	2,350	744	2,075	807	370	133	265	97	-	-	-	-	17,504	6,609	12,125	4,691
Inter-segment sales	2,362	683	1,844	745	1,031	341	920	343	839	273	913	332	(4,232)	(1,297)	(3,677)	(1,420)	-	-	-	-
Total revenue	17,146	6,415	11,629	4,532	3,381	1,085	2,995	1,150	1,209	406	1,178	429	(4,232)	(1,297)	(3,677)	(1,420)	17,504	6,609	12,125	4,691
Total expenses	(16,078)	(6,062)	(10,885)	(4,218)	(3,175)	(1,039)	(2,877)	(1,116)	(1,154)	(376)	(1,145)	(427)	4,232	1,297	3,676	1,419	(16,175)	(6,180)	(11,231)	(4,342)
Other operating income	102	41	78	18	158	13	42	12	32	15	49	13					292	69	169	43
Other operating expenses	(120)	(19)	(132)	(27)	(18)	(5)	(17)	(8)	(42)	(14)	(27)	(6)					(180)	(38)	(176)	(41)
Result																				
Segment result	1,050	375	690	305	346	54	143	38	45	31	55	9			(1)	(1)	1,441	460	887	351
Unallocated corporate income																	18	4	7	5
Unallocated corporate expenses																	(344)	(114)	(224)	(71)
Profit from operations																	**1,115**	**350**	**670**	**285**
Financial income																	236	104	115	49
Financial expenses																	(322)	(152)	(257)	(82)
Share in profit of subordinated entities accounted for using the equity method	-	-	-	-	35	17	2	2	7	4	10	6					42	21	12	8
Profit before income tax																	**1,071**	**323**	**540**	**260**
Income taxes																	(276)	(60)	(157)	(71)
Minority interests																	(27)	(10)	(26)	(13)
Net profit																	**768**	**253**	**357**	**176**

(PLN million)

	Refining Segment				Chemical Segment				Other Operations				Consolidated			
	for period				for period				for period				for period			
	9 month	3 month	9 month	3 month	9 month	3 month	9 month	3 month	9 month	3 month	9 month	3 month	9 month	3 month	9 month	3 month
	ended 30 September 2003		ended 30 September 2002		ended 30 September 2003		ended 30 September 2002		ended 30 September 2003		ended 30 September 2002		ended 30 September 2003		ended 30 September 2002	
Property, plant, equipment and intangible assets expenditure	550	208	399	118	358	225	90	36	89	26	106	56	997	459	595	210
Property, plant, equipment and intangible assets expenditure unallocated to segments													27	7	26	8
Total property, plant, equipment and intangible assets expenditure													**1,024**	**466**	**621**	**218**
Segment depreciation	606	202	559	191	150	48	148	51	127	42	127	43	883	292	834	285
Unallocated assets depreciation													27	9	25	8
Total depreciation													**910**	**301**	**859**	**293**
Non-cash expenses other than depreciation	**81**	**8**	**88**	**18**	**12**	**3**	**15**	**7**	**34**	**12**	**21**	**3**	**127**	**23**	**124**	**28**

(PLN million)

Geographical segments

As a result of acquisition of financial assets in Germany, beginning on 1 March 2003, the Group operates in Poland and in Germany. The following table shows the distribution of the Group's consolidated sales by geographical market segmental reporting for business segments for 9 and 3 month periods ended 30 September 2003 and 30 September 2002.

	Refining Segment				Chemical Segment				Other Operations				Consolidated			
	for period				for period				for period				for period			
	9 month	3 month	9 month	3 month	9 month	3 month	9 month	3 month	9 month	3 month	9 month	3 month	9 month	3 month	9 month	3 month
	ended 30 September 2003		ended 30 September 2002		ended 30 September 2003		ended 30 September 2002		ended 30 September 2003		ended 30 September 2002		ended 30 September 2003		ended 30 September 2002	
Export sales	540	237	668	277	599	187	567	242	13	5	11	1	1,152	429	1,246	520
Domestic sales	9,892	3,583	9,117	3,510	1,751	557	1,508	565	357	128	254	96	12,000	4,268	10,879	4,171
Sales in Germany	4,352	1,912	-	-	-	-	-	-	-	-	-	-	4,352	1,912	-	-
Total external revenue	**14,784**	**5,732**	**9,785**	**3,787**	**2,350**	**744**	**2,075**	**807**	**370**	**133**	**265**	**97**	**17,504**	**6,609**	**12,125**	**4,691**

(PLN million)

3.6. Basic and diluted earnings per share

	For the 9 month period ended 30 September 2003	For the 9 month period ended 30 September 2002
Weighted average common stock outstanding	420,177,137	420,177,137
Net profit for the period per share (PLN)	1.83	0.85

There is no difference between the basic and diluted earnings per share.

3.7. Convertible bonds within Incentive Program

From 1 to 10 October 2003, employees who accepted in September 2003 the offer to acquire convertible bonds within the Incentive Program, expressed requests to exercise their rights to the conversion of 7,531,924 bonds for PKN ORLEN S.A. shares. As a result on 22 October 2003 PKN ORLEN applied to the District Court in Warsaw for registration of capital increase.

3.8. Changes in contingent liabilities and risks after 31 December 2002

1. On 15 November 2002, based on the act on restructuring of certain budget receivables from enterprises, Rafineria Trzebinia, the Company's subsidiary, applied for the restructuring of budget receivables concerning excise duty and VAT for the period from June to December 1998. On 30 December 2002 fiscal authorities issued a decision on restructuring conditions of payables concerning VAT and excise duty of total value of PLN 35m, stating the restructuring charge in the amount of PLN 5m. The charge was paid in full in January 2003.

At the date of preparation of these financial statements, a tax audit on similar case in Rafineria Trzebinia in relation to periods from 1999 to 2001 was in progress and its results are not yet known. In the Company's Management view, considering strong merit background (being base for possible appeal) and obtained legal opinion, likelihood of an unfavourable result of the tax audit is low.

2. In accordance with the Agreement signed on 20 December 2002, Tankpol Sp z o.o transferred to PKN ORLEN due to cession, 40% of shares held in ORLEN PetroTank Sp z o.o. in exchange for receivables from Tankpol Sp. z o.o. Final settlement of this transaction should be made after valuation of shares in ORLEN PetroTank Sp. z o.o. At present the valuation procedures are not finalised yet. On 30 October 2003 a legal case was filed against PKN ORLEN as compensation for PLN 70m or return of the ceded shares. In the Company's Management view, based on the independent legal opinion obtained, the final outcome of the above claim should not have a material impact on the presented financial results.

3. Due to the public information in relation to the Company's purchase transactions, the Supervisory Board has taken actions including requests to audit firms to perform specific test procedures, which are aimed at verifying the above information, including an analysis of the specified procurement transactions. As at the date of the financial statements this analysis has not yet been completed. In the Management's opinion, there are no circumstances indicating that the above mentioned matters may materially impact the true and fair presentation of the accompanying unconsolidated and consolidated condensed financial statements for 9 month period ended 30 September 2003.

(PLN million)

3.9. Subsequent events

There were no subsequent events after the balance sheet date having a material influence on the consolidated condensed financial statements as at 30 September 2003.

3.10. Operating costs

	9 months ended 30 September 2003 (unaudited)	3 months ended 30 September 2003 (unaudited)	9 months ended 30 September 2002 (unaudited)	3 months ended 30 September 2002 (unaudited)
Raw materials and energy	8,122	2,774	7,455	2,678
Cost of goods for resale*	5,105	2,222	1,200	613
External services	1,263	456	1,024	381
Payroll and benefits (staff costs)	796	254	769	243
Depreciation and amortisation	910	301	859	293
Taxes and charges	202	58	215	66
Other	385	92	351	81
Adjusted by:				
Change in inventories, deferred and accrued costs	(17)	186	(194)	113
Cost of products and services for own use	(67)	(11)	(48)	(14)
Operating costs	16,699	6,332	11,631	4,454

*The increase in cost of goods for resale in 9 and 3 month periods ended 30 September 2003 results from the acquisition of business in Germany, which sells goods for resale.

(PLN million)

3.11. Transformation for International Financial Reporting Standards purposes

The adjustments to the consolidated condensed financial statements prepared under Polish Accounting Standards (PAS) are presented below:

	Net profit for 9 months ended 30 September 2003 (unaudited)	Net profit for 3 months ended 30 September 2003 (unaudited)	Net profit for 9 months ended 30 September 2002 (unaudited)	Net profit for 3 months ended 30 September 2002 (unaudited)
PAS basis consolidated	805	254	376	177
Payments from profit for social activity	(4)	-	-	-
Borrowing costs capitalisation, net of depreciation	(39)	(5)	(9)	(5)
Amortisation of CPN goodwill	(8)	(3)	(8)	(3)
IFRS treatment of negative goodwill	13	5	6	2
Deferred tax on above	9	1	4	2
Other	(8)	1	(12)	3
IFRS consolidated	768	253	357	176

	Net assets as of 30 September 2003 (unaudited)	Net assets as of 31 December 2002
PAS basis consolidated	8,713	7,927
Payments from profit for social activity	-	-
Borrowing costs capitalisation, net of depreciation	487	526
CPN goodwill, net of amortisation	64	72
IFRS treatment of negative goodwill	(58)	(71)
Deferred tax on above	(131)	(140)
Other	7	15
IFRS consolidated	9,082	8,329

3.12. Other

The consolidated financial statements have been authorised by Company's Management Board at premises of the Company, on 12 November 2003.

Signatures of the Members of the Management Board

....
President - Zbigniew Wróbel

....
Vice President – Jacek Strzelecki

....
Vice President - Sławomir Golonka

....
Vice President – Janusz Wiśniewski

....
Vice President - Andrzej Macenowicz

communicate RNS

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	3Q2003 under IFRS (summary)
Released	10:38 14 Nov 2003
Number	0698S

PKN ORLEN SA
SEC File
82-5036

Financial Highlights

PKN ORLEN Group	9 months ending as at September 30 2003 (unaudited)		3 months ending as at September 30 2003 (unaudited)		9 months ending as at September 30 2002 (unaudited)		3 months ending as at September 30 2002 (unaudited)		Change % 9 months		Change % 3 months	
Results according to IFRS	PLN m	USD m	PLN m	USD m	PLN m	USD m	PLN m	USD m	PLN m	USD m	PLN m	USD m
Sales revenue	17 504	4 499	6 609	1 680	12 125	2 952	4 691	1 131	44,4%	52,4%	40,9%	48,5%
EBITDA[2]	2 025	520	651	165	1 529	372	578	139	32,4%	39,8%	12,6%	18,7%
Operating profit/(loss)	1 115	287	350	89	670	163	285	69	66,4%	76,1%	22,8%	29,0%
Financial expenses	322	83	152	39	257	63	82	20	25,3%	31,7%	85,4%	95,0%
Net profit (loss)	768	197	253	64	357	87	176	42	115,1%	126,4%	43,8%	52,4%
Net profit (loss) according to LIFO method	742	191	203	52	96	23	70	17	672,9%	730,4%	190,0%	205,9%
Operating cash flow	1 441	370	987	251	847	206	150	36	70,1%	79,6%	558,0%	597,2%

(1) The following average exchange rates were used for the conversion of the amounts denominated in USD *9 months '02 – 4.1071PLN / USD, 9 months'03- 3.8910 3 months '02 – 4.1469 PLN / USD, 3 months '03 – 3.9338 PLN / USD.*

(2) EBITDA = OPERATING PROFIT + DEPRECIATION/AMORTISATION

- **Refining (Production + Wholesale):** 3Q 2003 saw a decrease in the segment's performance, which fell by 1.6% in comparison with 3Q 2002; the decrease was attributable principally to the fall in volumes of high margin products (gasolines) sold to third parties.

- **Refining (Retail):** The PLN 75m profit increase recorded in 3Q 2003 is predominantly attributable to the increase in fuel retail margins and non-fuel margins as well as to an increase in sales volumes (German operations).

- **Petrochemicals:** The 42.1% improvement in the 3Q 2003 financial result compared with the 3Q 2002 was due to better market conditions for chemical products (such as Anwil SA.'s fertilisers)

- **Other Activities:** Although revenues declined 5.1% there was a concurrent 10.5% decrease in the segment's costs and this had a positive impact on the segment's performance., with a profit in 3Q 2003 of PLN 31m compared with a profit of PLN 9m in 3Q 2002.

- **Inland Premium:** 3Q 2003 saw a PLN 3m (or 2.7%) increase in the inland premium in relation to 3Q 2002

- **Profit on Sales:** 18.1% increase in 3Q 2003 in relation to 3Q 2002, was attributable mainly to higher cracking margins on fuels and a good performance by Capital Group companies.

- **Net Profit:** PLN 253m, up by PLN 77 (or 43.8%) compared to 3Q 2002, mainly as a result of higher profits on sales; financing activities and the tax burden remained on a similar level as the previous year.

- **Net Operating Cashflow:** Cashflow was up by over PLN 837m in relation to 3Q 2002, mainly as a result of positive changes in receivables, stock, trade and other payables and accrued expenses.

- **CAPEX (expenditures on non-current assets)** – CAPEX expenditure in 3Q 2003 increased by PLN 248m in comparison to 3Q2002, as a result of a greater number of investment projects in the refinery and petrochemical segments.

- **Value Based Management and Risk Management** – execution according to plan

Janusz Wisniewski; Vice-President, Production and Development:

"In the third quarter we continued our efforts to bring a consolidated Central European refining business to life. We are determined to participate in the privatisation process of Romania's PETROM and are therefore interested in acquiring a 33.4% stake offered by the Government of Romania. It is a fully integrated company with access to crude fields and operating both refining and petrochemical assets. The Czech government has also invited PKN ORLEN to negotiate over the acquisition of a 63% stake in Unipetrol. We are very interested in this transaction and are preparing the letter of intent. It still needs to be agreed whether we will initiate negotiations on our own or with a partner. By 20th November we should have reached a preliminary decision regarding the composition of any consortium. It will require discussions with both Agrofert, with which we have signed the letter of intent, and Hungary's MOL.

Concerned with the Polish chemical sector, PKN ORLEN joint the preparations for the consolidation and privatisation process of the heavy chemical industry. The most natural path for us is to co-operate with the production processes related to PKN ORLEN's ongoing production. One possible area for co-operation, should PKN ORLEN be succesfull in its bid for Unipetrol, would be in the implementation of production synergies. Another area for co-operation with the chemical industry could be a natural utilisation of PKN ORLEN's new production capacity to be reached in 2005 after intensification of the ethylene cracker (olefin plant) in Plock. All decisions regarding participation of PKN ORLEN in privatisation of the chemical industry will be preceded with an analysis of business plans aimed at Capital Group's value growth. All decisions made by the Board shall be communicated to the market.

In the production area, the 3Q 2003 was dominated by the revamping of the hydro treatment plant in Plock, which allows processing of low-value vacuum oil fractions into high-value, sulphur- free components for the production of gasoline and diesel oils. In addition, it allows PKN ORLEN to produce desulphurised feedstock for the Fluid Catalytic Cracker Plant. This will ensure that PKN ORLEN will have the ability to deliver EU 2005 standard sulphur content compliant fuel. Completion of the plant's revamping will allow us to increase its processing capacities from 2.6 mt/y up to 3.4mt/y. In the coming years, we expect a further market shift from gasoline into diesel. Aware of that, we have renovated the hydro treatment plant in such a way that the refinery, with no adverse effect on its flexibility, could produce additional volumes of the high-value components needed for diesel production. We have carried out the renovation in the record-breaking time of 58 days. It commenced in June and was completed in August this year. Over this time, we had to decrease crude processing but due to our preparatory work, in both the production and logistics areas, we ensured continuous deliveries and consequently this short-term processing drop did not affect the availability of our products in the market."

Financials by Area of Activity

Market Overview

In the third quarter of 2003, the average market price of Brent oil stood at USD 28.41/bbl having increased by USD 1.47/bbl (or by 5.5%) in relation to the same period of the previous year. In 3Q 2003, the average market price for gasoline amounted to USD 303.83/tonne (a 11.0% increase over 3Q 2002). In the same period, an increase was also recorded in the market prices for diesel oil and Ekoterm (light heating oil), to USD 250.05/bbl and 241.79/bbl (or by 6.8% and 6.8%) respectively. With regard to margins, the third quarter of 2003 was

characterised by a significant increase in both the gasoline margins as well as diesel oil and light heating oil margins (increases of 26.9%, 15.8% and 19.2%, respectively, relative to 3Q 2002). There was an increase in the level of refining margins as calculated based on Brent prices quoted in Western Europe (PVM report), from USD 1.14/bbl in 3Q 2002 to USD 2.14/bbl in 3Q 2003. The U.S. dollar weakened further against the Zloty by 5.1% (from PLN 4.15/USD 1 in 3Q 2002 to PLN 3.93/USD 1 in 3Q 2003), while the Euro strengthened by 8.5% (rise in the average exchange rate from PLN 4.08/EUR 1 in 3Q 2002 to PLN 4.43/EUR 1 in 3Q 2003).

According to The General Office of Statistics, Poland saw a 3.8% economic growth in 3Q 2003, which means that during the last three quarters growth has averaged 3.2% - 3.3%.

According to Samar (an organisation that monitors the car market) sales of cars in Poland in September exceeded 30,000, 27.14% up compared to the same period of the previous year. In total, sales of cars in Poland in the first nine months of 2003 reached over 257,000, 11.79% up in comparison with the previous year.

Fuel consumption in Poland in the first nine months of 2003 is estimated to have risen by over 2.1% in comparison with to the same period of the previous year.

Wholesale)	2003 (unaudited)		2003 (unaudited)		2002 (unaudited)		2002 (unaudited)		9 months		3 months	
Results according to IFRS	PLN m	USD m	PLN m	USD m	PLN m	USD m	PLN m	USD m	PLN m	USD m	PLN m	USD m
Revenue, including:	11 426	2 937	4 026	1 023	10 382	2 528	4 094	987	10,1%	16,2%	-1,7%	3,6%
Revenue on sales to third parties	7 176	1 844	2 620	666	6 729	1 638	2 626	633	6,6%	12,6%	-0,2%	5,2%
Intra-company revenue *	4 250	1 092	1 406	357	3 653	889	1 468	354	16,3%	22,8%	-4,2%	0,8%
Cost and expenses	10 453	2 686	3 713	944	9 729	2 369	3 776	911	7,4%	13,4%	-1,7%	3,6%
Result **	**973**	**250**	**313**	**80**	**653**	**159**	**318**	**77**	**49,0%**	**57,2%**	**-1,6%**	**3,9%**
Sales to third parties (thousand tonnes)***	5 946		2 274		7 010		2 532		-15,2%		-10,2%	
Sales of products to third parties (thousand tonnes)	5 943		2 274		6 309		2 185		-5,8%		4,1%	

**) Revenue includes transfers to the retail segment to the amount of:9 months '02 – PLN 1,813m, 9 months '03- PLN 2,198m, 3 months '02 – PLN 725m, 3 months '03 – PLN*

***) The segment's operating result, net of costs not attributed to any of the segments, incurred at the Group's level.*

****)Products with crude oil*

The segment's financial result for the third quarter of 2003 was PLN 313m, compared with PLN 318m in the same period in 2002. Such a decrease was due to a 4.2% fall in intra-company revenues sales value. The decrease was also significantly attributable to the 11.9% fall in gasoline sales volumes, while the sales volume of light products rose by 0.8%. Decrease in gasoline sales resulted in significant drop of the segment's result, since gasoline is a product characterised with the highest unit margin. The decrease in the sales of gasoline was mainly due to lower volumes contracted by international operators.

This segment's sales to third parties fell by 10.2% (in volume terms), mainly due to the cessation of crude sales in 3Q 2003. Excluding the effect of crude re-sale, segment's sales (in volume terms) increased by 4.0% in 3Q 2003 in comparison to the corresponding period of the previous year. Decreased sales volume was accompanied by increased revenues on sales to third parties, which was achieved due to the higher quoted price of fuels in 3Q

2003, compared to the corresponding period of the previous year: gasoline prices grew by 11.0%, diesel oil prices increased by 6.8% and the price of Ekoterm rose by 6.8%. At the same time, price increases were accompanied by a surge in cracking margins on these products (margins on gasolines grew by 26.9%, diesel oil – by 15.8%, and Ekoterm – by 19.2%). The segment's result in 3Q 2003 when calculated on a LIFO basis would have been lower by PLN 69m, while it would have been PLN 163m lower in 3Q 2002.

After the first nine months of 2003, the segment's result amounted to PLN 973m, showing growth of PLN 320m compared to the corresponding period of 2002. Such a change was principally attributable to the result of PLN 501m achieved in 1Q 2003.

Refining (Retail)

Refining (Retail)	9 months ending as at September 30 2003 (unaudited)		3 months ending as at September 30 2003 (unaudited)		9 months ending as at September 30 2002 (unaudited)		3 months ending as at September 30 2002 (unaudited)		Change % 9 months		Change % 3 months	
Results according to IFRS	PLN m	USD m	PLN m	USD m	PLN m	USD m	PLN m	USD m	PLN m	USD m	PLN m	USD m
Revenue, including:	7 918	2 035	3 239	823	3 060	745	1 163	280	158,8%	173,2%	178,5%	193,9%
Revenue on sales to third parties	7 608	1 955	3 112	791	3 056	744	1 161	280	149,0%	162,8%	168,0%	182,5%
Intra-company revenue	310	80	127	32	4	1	2	0	7650,0%	7900,0%	6250,0%	
Cost and expenses	7 841	2 015	3 177	808	3 023	736	1 176	284	159,4%	173,8%	170,2%	184,5%
Result*	**77**	**20**	**62**	**16**	**37**	**9**	**-13**	**-3**	**108,1%**	**122,2%**		
Sales to third parties (thousand tonnes)	2 816		1 113		1 650		603		70,7%		84,6%	

*) The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level.

The segment's revenue in 3Q 2003 increased by PLN 2,076m (by 178.5%), and the costs by PLN 2,001m (by 170.2%) compared to 3Q 2002. The segment's higher revenue was due to an improvement in sales volumes (by 84.6%), following the inclusion of the German operations in the consolidated results. Sales revenues of the German subsidiaries (goods and materials) in 3Q 2003 amounted to PLN 1,912m.

on individual types of fuel in the third quarter of 2003 rose by an average 21.1%, compared with the same period of the previous year. The third quarter of 2003 saw a 11.1% growth in the non-fuel margin at PKN ORLEN S.A. Revenues on sales of non-fuel products in the Group in 3Q 2003 totalled PLN 203m, i.e 14.7% up compared with the same period of the previous year.

In 3Q 2003, due to promotional campaigns, an increase of 38.9% was seen in sales of fuels under the FLOTA programme relative to 3Q 2002; sales of fuels under VITAY programme remained on the same lavel.

The above improved the segment's result in 3Q 2003 by PLN 75m giving a total of PLN 62m (PLN 13m loss in 3Q 2002). The operations in Germany (commenced in March 2003) yielded an operating profit of PLN 8.9m in 3Q 2003. After nine months of 2003, the segment's result amounted to PLN 77m compared to PLN 37m in the same period of the previous year.

Petrochemicals

Petrochemicals	9 months ending as at September 30 2003 (unaudited)		3 months ending as at September 30 2003 (unaudited)		9 months ending as at September 30 2002 (unaudited)		3 months ending as at September 30 2002 (unaudited)		Change % 9 months		Change % 3 months	
Results according to IFRS	PLN m	USD m	PLN m	USD m	PLN m	USD m	PLN m	USD m	PLN m	USD m	PLN m	USD m
Revenue, including:	3 381	869	1 085	276	2 995	729	1 150	277	12,9%	19,2%	-5,7%	-0,4%
Revenue on sales to third parties	2 350	604	744	189	2 075	505	807	195	13,3%	19,6%	-7,8%	-3,1%
Intra-company revenue	1 031	265	341	87	920	224	343	83	12,1%	18,3%	-0,6%	4,8%
Cost and expenses	3 035	780	1 031	262	2 852	694	1 112	268	6,4%	12,4%	-7,3%	-2,2%
Result*	**346**	**89**	**54**	**14**	**143**	**35**	**38**	**9**	**142,0%**	**154,3%**	**42,1%**	**55,6%**
Sales to third parties (thousand tonnes)	1 641		575		1 478		495		11,0%		16,2%	

*) The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level.

The segment's result for the third quarter of 2003 was PLN 54m, relative to PLN 38m in the corresponding period of 2002. The segment's revenue fell by PLN 65m (by 5.7%). The lower sales of petrochemical products in 3Q 2003 over the same period of 2002 are largely attributable to the establishment of Basell Orlen Polyolefins sp. z o.o., which took over production and marketing of polyethylene and polypropylene. PKN ORLEN's stake in Basell Orlen Polyolefins sp. z o.o. is presented in the consolidated financial result using the equity method.

Postive conditions in the housing (civil engineering) market, related to the upcoming winter season (production of pipes, window frames and window-stills stimulated an increase in sales volumes of PVC of 6.4%, while the sales of this product (in value terms) dropped by PLN 13m (by 8.3%), which affected the value of the segment's sales in 3Q 2003. After nine months of 2003, the segment's result amounted to PLN 346m, a 142.0% improvement over the previous year. A significant portion of this result (PLN 112m) came from the valuation of the assets contributed to Basell Orlen Polyolefins sp. z o.o. As a result of the contribution to Basell Orlen Polyolefins sp. z o.o., in 1Q 2003, the Group's financial statement shows a PLN 112m income equal to 50% of the total value, being the difference between the book value of the contributed assets and liabilities and the fair value of the stake in the joint venture.

Other activities

Other activities	9 months ending as at September 30 2003 (unaudited)		3 months ending as at September 30 2003 (unaudited)		9 months ending as at September 30 2002 (unaudited)		3 months ending as at September 30 2002 (unaudited)		Change % 9 months		Change % 3 months	
Results according to IFRS	PLN m	USD m	PLN m	USD m	PLN m	USD m	PLN m	USD m	PLN m	USD m	PLN m	USD m
Revenue, including:	1 210	311	407	103	1 178	287	429	103	2,7%	8,4%	-5,1%	0,0%
Revenue on sales to third parties	371	95	134	34	265	65	97	23	40,0%	46,2%	38,1%	47,8%
Intra-company revenue	839	216	273	69	913	222	332	80	-8,1%	-2,7%	-17,8%	-13,8%
Cost and expenses	1 165	299	376	96	1 123	273	420	101	3,7%	9,5%	-10,5%	-5,0%

parties (thousand tonnes)	

*) The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level.

The "other activities" segment in 3Q 2003 saw a profit of PLN 31m in comparison with a PLN 9m profit in 3Q 2002. Stronger figures resulted from costs falling faster (by 10.5%) than revenues (by 5.1%). PKN ORLEN's ongoing initiatives of cutting operating costs translated into hang-up of a downtrend in the segment. After nine months of 2003 the segment's profit amounted to PLN 45m, ie. 18.2% down relative to the profit recorded in 3Q 2002.

Financial Review

Profit and Loss Account

The profit on sales for 3Q 2003 was PLN 1,122m, an increase of PLN 172m, or 18.1% over the same period of the previous year. It is attributable to the faster growth of sales revenue (by PLN 1,918m) than the cost of sales (by PLN 1,746m). The largest improvement was seen in the refining (retail) segment, where sales grew by PLN 1,951m (by 168.0%). The amount of revenue generated by this segment was significantly affected by the increased sales by the companies operating in Germany. The revenues from sales to third parties in the refining (production + wholesale) segment decreased in 3Q 2003 by PLN 6m (by 0.2%). The underlying factor was the fall in the segment's sales volume (by 10.2%), produced, among other things, by lower sales of fuels to foreign companies than in the third quarter of 2002. The segment's products sales volumes (excluding crude oil) grew in this period by 4.1%. The petrochemicals segment saw a fall in sales to third parties (in value terms) of PLN 63m, or 7.8%, while, at the same time, the segment's sales (in volume terms) grew by 79,700 tonnes (by 16.2%). The above is attributable to a change in the sales structure of products (replacement of polypropylene and polyethylene with ethylene and propylene) and a decrease in the sales (in value terms) of benzene (by 28.1%), butadiene (by 11.1%) and glycols (by 3.6%).

In 3Q 2003, the cost of sales went up by PLN 145m (by 34.2%) to PLN 569m. The figure follows from the consolidation in 2003 of the German operating companies, whose cost of sales in 3Q 2003 stood at PLN 94m, whereas in PKN ORLEN the cost of sales grew by 1.1%. The positive factor is that general and administrative expenses fell by PLN 17m (6.8%) to PLN 232m in 3Q 2003.

The 3Q 2003 profit on other operating activities stood at PLN 29m, an increase of PLN 21m compared to the corresponding quarter of 2002. The 3Q 2003 financial income amounted to PLN 104m, up by PLN 55m (including surplus of PLN 84m in PKN ORLEN from foreign exchange gain) over the same period in 2002. At the same time, the Group recorded a PLN 70m (85.4%) increase in financial expenses, primarily due to increase in negative exchange differences of PLN119m in PKN ORLEN.

In the third quarter of 2003, the share of the undertakings consolidated with the equity method in the Group's financial result was PLN 21m. The income tax for 3Q 2003 amounted to PLN 60m, that is PLN 11m less than in 3Q 2002. All these factors contributed to the 3Q 2003 net profit at PLN 253m, which is PLN 77m (43.8%) more than in the third quarter of 2002. Over three quarters of 2003 net profit amounted to PLN 768m and was by PLN 411m higher in comparison to the analogous period of the previous year.

Balance Sheet

As at the end of the third quarter of 2003, total assets amounted to PLN 17,236m, up by 14.4% relative to December 31st 2002. Fixed assets increased by PLN 890m (9.1%) in comparison with December 31st 2002, and reached PLN 10,704m, chiefly on the increase in tangible fixed assets and in shares and equity interests (consolidated with the equity method), by PLN 564m and PLN 289m, respectively, in relation to their value as at December 31st 2002. This sizeable increase of shares and equity interests results mainly from the acquisition of the financial assets of Basell Orlen Polyolefins Sp. z o.o. (PLN 342m). As at the end of the third quarter of 2003, the value of current assets grew from PLN 5,259m as at December 31st 2002 to PLN 6,532m. This was chiefly a result of the increase in stock by PLN 134m (by 4.7%), accounts receivable by PLN 630m (by 30.3%) and cash by PLN 471m (264.6%).

Shareholders' equity stood at PLN 9,082m as at the end of 3Q 2003, up by PLN 753m, or 9.0%, in relation to the end of 2002. The main contributing item was higher retained profit (PLN 709m). Long-term liabilities amounted to PLN 2,329m, and rose by PLN 920m in comparison with the end of 2002, mainly due to higher liabilities on interest bearing borrowings (by PLN 974m). Total short-term

Net operating cash flow in 3Q 2003 was PLN 987m, which is an increase of PLN 837m over the corresponding period in 2002. The rise in net operating cash resulted mainly from better dynamics in receivables, a decrease in stock and increase in liabilities. All these factors contributed to increased cash flow in 3Q 2003 of PLN 406m, compare with a decrease of PLN436m in 3Q 2002.

Investing cash outflow reached PLN 290m in 3Q 2003; which is by PLN 46m more than in the same period of the previous year, chiefly due to investments on tangible fixed assets, which in 3Q 2003 totalled PLN 463m (PLN 231m more than in 3Q 2002). In the 3Q 2003, the Group recorded a PLN 127m inflow due to the clearance of the acquisition of the companies operating in Germany. The Group recorded EUR 33m (PLN 140m) return as at the end of the period.

In 3Q 2003 the Group recorded negative financial cash flow of PLN 428m compared to the financial cash flow of PLN 74m in 3Q 2002. It was due the Group's indebtedness on interest bearing borrowings. In 3Q 2003, the balance of net expenditure in respect of the drawing and repayment of interest bearing borrowings was negative and totalled minus PLN 339m, while in 3Q 2002 it was PLN 138m positive. At the end of 3Q 2003 cash amounted to PLN 649m, which is by PLN 452m more than in the same period of the previous year. After three quarters of 2003, operating cash flow stood at PLN 1,441m, which is 70.1% more in relation to the same period in 2002. The rise in operating cash resulted mainly from a decrease in liabilities and stock by PLN 228m and PLN 113m after three quarters of 2003 (decrease of PLN 471m and PLN 418m, respectively, after three quarters of 2002). Investing cash outflow of PLN 1,151m after three quarters of 2003 was mainly due expenditures on property, plant and equipment and the acquisition of the companies operating in Germany. Increased inflow of long- and short-term interest bearing borrowings resulted in a net cash increase in the area of financing activities (PLN 181m after three quarters of 2003).

APPENDIX 1

PKN ORLEN CAPITAL GROUP
CONSOLIDATED PROFIT AND LOSS ACCOUNT (IFRS)
FOR THE PERIODS OF 9 AND 3 MONTHS
TO SEPTEMBER 30TH 2002 AND SEPTEMBER 30TH 2003
(PLNm)

ITEM	9 months ending as at September 30 2003	3 months ending as at September 30 2003	9 months ending as at September 30 2002	3 months ending as at September 30 2002	Change % 9 months	Change % 3 months
Sales revenue	17 504	6 609	12 125	4 691	44,4%	40,9%
Cost of sales	14 211	5 487	9 563	3 741	48,6%	46,7%
Profit on sales	**3 293**	**1 122**	**2 562**	**950**	**28,5%**	**18,1%**
Other operating income	**310**	**73**	**176**	**48**	**76,1%**	**52,1%**
Selling costs	1 595	569	1 207	424	32,1%	34,2%
General and administrative expenses	691	232	675	249	2,4%	-6,8%
Other net operating expenses	202	44	186	40	8,6%	10,0%
Operating profit	**1 115**	**350**	**670**	**285**	**66,4%**	**22,8%**
						0
Financial income	236	104	115	49	105,2%	112,2%
Financial expenses	322	152	257	82	25,3%	85,4%
Share in profit of undertakings consolidated with equity method	42	21	12	8	250,0%	162,5%
Pre-tax profit	**1 071**	**323**	**540**	**260**	**98,3%**	**24,2%**
Corporate income tax	276	60	157	71	75,8%	-15,5%
Profit after tax	795	263	383	189	107,6%	39,2%

APPENDIX 2

PKN ORLEN CAPITAL GROUP
CONSOLIDATED BALANCE SHEET (IFRS)
AS AT SEPTEMBER 30TH 2003 AND DECEMBER 31ST 2002

(PLNm)

ITEM	30.09.2003 (unaudited)	31.12.2002	Change %
ASSETS			
Fixed assets			
Tangible fixed assets	9 653	9 089	6,2%
(Negative) goodwill	-211	-222	+5,0%
Intangible fixed assets	125	107	16,8%
Assets available for sale	619	601	3,0%
Shares and equity interests in undertakings consolidated with equity method	488	199	145,2%
Deferred tax assets	20	25	-20,0%
Other fixed assets	10	15	-33,3%
Total fixed assets	**10 704**	**9 814**	9,1%
Current assets			
Stocks	3 002	2 868	4,7%
Accounts receivable	2 710	2 080	30,3%
Income tax receivables	17	32	-46,9%
Short-term securities	62	44	40,9%
Prepayments	92	57	61,4%
Cash and cash equivalents	649	178	264,6%
Total current assets	**6 532**	**5 259**	24,2%
Total assets	**17 236**	**15 073**	14,4%
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity			
Share capital	525	525	0,0%
Reserve funds	1 174	1 174	0,0%
Revaluation capital reserve	849	859	-1,2%
Exchange differences from consolidation of subsidiaries	54	0	
Retained profit brought forward	6 480	5 771	12,3%
Total shareholders' equity	**9 082**	**8 329**	9,0%
Minority interests	**422**	**412**	2,4%
Long-term liabilities			
Loans and borrowings	1 376	402	242,3%
Provisions and accruals and deferred income	566	576	-1,7%
Deferred income tax provisions	387	431	-10,2%
Total long-term liabilities	**2 329**	**1 409**	65,3%
Short-term liabilities			
Liabilities and accrued expenses	3 551	2 747	29,3%
Income tax receivables	59	0	
Loans and borrowings	1 781	2 161	-17,6%
Deferred income	12	15	-20,0%
Total short-term liabilities	**5 403**	**4 923**	9,8%
Total shareholders' equity and liabilities	**17 236**	**15 073**	14,4%

APPENDIX 3

FOR THE PERIODS OF 9 AND 3 MONTHS TO SEPTEMBER 30TH 2002 AND SEPTEMBER 30TH 2003 (PLNm)

ITEM	9 months ending as at September 30 2003 (unaudited)	3 months ending as at September 30 2003 (unaudited)	9 months ending as at September 30 2002 (unaudited)	3 months ending as at September 30 2002 (unaudited)	Change % 9 months	Change % 3 months
Operating cash flow						
Net profit (loss)	768	253	357	176	411	77
Total adjustments:						
Profit (loss) attributable to minority interests	27	10	26	13	1	-3
Share in profit (loss) of undertakings consolidated with equity method	-42	-21	-12	-8	-30	-13
Depreciation and amortisation	890	297	837	287	53	10
Net dividends and interest	29	13	109	31	-80	-18
Corporate income tax as disclosed in profit and loss account	276	60	157	71	119	-11
(Profit) loss on investment activities	-2	27	-19	-5	17	32
Decrease / (increase) in accounts receivable	-228	16	-471	-262	243	278
Decrease / (increase) in stocks	-113	147	-418	-188	305	335
(Decrease) / increase in liabilities and accrued expenses	126	243	351	14	-225	229
(Decrease) / increase in provisions	-30	-40	13	-5	-43	-35
Other adjustments	-15	60	51	76	-66	-16
Corporate income tax paid	-245	-78	-134	-50	-111	-28
Net operating cash	**1441**	**987**	**847**	**150**	**594**	**837**
Investing cash flow						
Acquisition of intangible and tangible fixed assets	-929	-463	-650	-232	-279	-231
Disposal of tangible fixed assets	23	15	33	11	-10	4
Disposal of assets available for sale	6	3	15	4	-9	-1
Acquisition of assets available for sale	-40	-2	-44	-44	4	42
Acquisition of long-term investments in Germany less total acquired cash and cash equivalents	-292	127	0	0	-292	127
Purchase of short-term securities	-42	-13	-209	-105	167	92
Disposal of short-term securities	24	5	197	107	-173	-102
Dividends and interest received	71	5	25	2	46	3
Other	28	33	6	13	22	20
Net investing cash outflow	**-1151**	**-290**	**-627**	**-244**	**-524**	**-46**
Financing cash flow						
Increase in long- and short-term loans and borrowings	3 576	1 420	1 332	469	2 244	951
Decrease in long- and short-term loans and borrowings	-3 228	-1 759	-1 379	-331	-1 849	-1 428
Interest paid	-102	-27	-125	-15	23	-12
Other	-59	-59	-50	-50	-9	-9
Dividend paid to shareholders	-6	-3	-4	1	-2	-4

Change in net cash	471	269	-6	-20	477	289
Cash at beginning of period	178	380	203	217	-25	163
Cash at end of period	649	649	197	197	452	452

APPENDIX 4

PKN ORLEN CAPITAL GROUP
KEY FINANCIAL DATA (IFRS) BY BUSINESS SEGMENTS
FOR THE PERIODS OF 9 AND 3 MONTHS
TO SEPTEMBER 30TH 2002 AND SEPTEMBER 30TH 2003
(PLNm)

ITEM	9 months ending as at September 30 2003	3 months ending as at September 30 2003	9 months ending as at September 30 2002	3 months ending as at September 30 2002	Change % 9 months	Change % 3 months
REVENUE ON SALES TO THIRD PARTIES[1]						
Refining (production + wholesale)	7 176	2 620	6 729	2 626	6,6%	-0,2%
Refining (retail)	7 607	3 111	3 056	1 161	148,9%	168,0%
Petrochemicals	2 350	744	2 075	807	13,3%	-7,8%
Other activities	371	134	265	97	40,0%	38,1%
TOTAL	**17 504**	**6 609**	**12 125**	**4 691**	**44,4%**	**40,9%**
FINANCIAL RESULT[2]						
Refining (production + wholesale)	973	313	653	318	49,0%	-1,6%
Refining (retail)	77	62	37	-13	108,1%	-
Petrochemicals	346	54	143	38	142,0%	42,1%
Other activities	45	31	55	9	-18,2%	244,4%
Exclusions	0	0	-1	-1	-	-
Total of non-attributed items	-326	-110	-217	-66	50,2%	66,7%
TOTAL	**1 115**	**350**	**670**	**285**	**66,4%**	**22,8%**
EXPENDITURE ON FIXED ASSETS						
Refining (production + wholesale)	396	142	325	91	21,8%	56,0%
Refining (retail)	154	66	74	27	108,1%	144,4%
Petrochemicals	358	225	90	36	297,8%	525,0%
Other activities	89	26	106	56	-16,0%	-53,6%
Total of non-attributed items	27	7	26	8	3,8%	-12,5%
SEGMENTS TOTAL	**1 024**	**466**	**621**	**218**	**64,9%**	**113,8%**
AMORTIZATION AND DEPRECIATION						
Refining (production + wholesale)	481	157	473	162	1,7%	-3,1%
Refining (retail)	125	45	86	29	45,3%	55,2%
Petrochemicals	150	48	148	51	1,4%	-5,9%
Other activities	127	42	127	43	0,0%	-2,3%
Total of non-attributed	27	9	25	8	8,0%	12,5%

1. *Revenue on sales to third parties represents exclusively sales to undertakings outside of the PKN ORLEN Capital Group.*
2. *Financial result comprises revenue on sales to third parties and transfer to other segments.*

APPENDIX 5

PKN ORLEN CAPITAL GROUP

KEY OPERATING DATA

FOR THE PERIODS OF 9 AND 3 MONTHS

TO SEPTEMBER 30TH 2002 AND SEPTEMBER 30TH 2003

(tonnes)

ITEM	9 months ending as at September 30 2003	3 months ending as at September 30 2003	9 months ending as at September 30 2002	3 months ending as at September 30 2002	Change % 9 months	Change % 3 months
CRUDE OIL THROUGHPUT ('000 tonnes)	**9 119**	**3 089**	**9 602**	**3 159**	**-5,0%**	**-2,2%**
REFINERY OUTPUT						
Gasoline	2 020 961	678 630	2 232 828	758 665	-9,5%	-10,5%
Diesel oil	2 285 578	759 747	2 363 389	776 407	-3,3%	-2,1%
Fuel oil (III)	521 680	120 041	750 331	163 821	-30,5%	-26,7%
Ekoterm	1 101 146	386 453	1 126 149	354 520	-2,2%	9,0%
Jet A-1	190 532	95 144	193 951	78 541	-1,8%	21,1%
LPG	157 852	43 536	147 520	48 443	7,0%	-10,1%
Other refinery products	1 081 041	454 024	915 988	415 883	18,0%	9,2%
TOTAL	**7 358 790**	**2 537 575**	**7 730 156**	**2 596 280**	**-4,8%**	**-2,3%**
SALE OF REFINERY PRODUCTS						
Gasoline	2 672 832	1 025 234	2 348 108	829 895	13,8%	23,5%
Diesel oil	2 729 843	1 043 961	2 321 536	827 145	17,6%	26,2%
Fuel oil (III)	386 522	82 634	861 737	245 891	-55,1%	-66,4%
Ekoterm	1 258 510	448 547	1 095 782	368 114	14,9%	21,9%
Jet A-1	203 145	103 892	197 718	81 965	2,7%	26,8%
LPG	241 392	94 785	221 198	82 570	9,1%	14,8%
Other refinery products	1 266 460	587 913	912 715	352 507	38,8%	66,8%
TOTAL	**8 758 704**	**3 386 966**	**7 958 794**	**2 788 087**	**10,1%**	**21,5%**
PETROCHEMICAL OUTPUT						
Polyethylene	26 868	0	116 049	36 600	-76,8%	-100,0%
Polypropylene	25 103	0	103 727	38 862	-75,8%	-100,0%
Ethylene	97 982	42 001	9 183	2 099	967,0%	1901,0%
Glycol	75 294	23 643	87 954	29 954	-14,4%	-21,1%
Propylene	144 057	58 655	62 793	21 063	129,4%	178,5%
Ammonium nitrate	315 655	101 567	336 982	82 203	-6,3%	23,6%
CANWIL	233 795	96 940	220 960	70 722	5,8%	37,1%
Polyvinyl chloride (PVC)	163 350	59 426	157 371	54 938	3,8%	8,2%
Other petrochemical products	479 347	152 197	461 982	170 689	3,8%	-10,8%
TOTAL	**1 561 451**	**534 429**	**1 557 001**	**507 130**	**0,3%**	**5,4%**
SALE OF PETROCHEMICAL PRODUCTS						
Polyethylene	42 148	7 441	118 317	39 948	-64,4%	-81,4%

Propylene	139 266	55 454	61 344	18 903	127,0%	193,4%
Ammonium nitrate	343 904	106 476	284 256	92 269	21,0%	15,4%
CANWIL	234 167	73 417	198 377	48 383	18,0%	51,7%
Polyvinyl chloride (PVC)	164 367	61 904	159 057	58 186	3,3%	6,4%
Other petrochemical products	502 732	197 684	455 739	165 030	10,3%	19,8%
TOTAL	**1 640 517**	**574 677**	**1 478 227**	**494 996**	**11,0%**	**16,1%**

APPENDIX 6

PKN ORLEN CAPITAL GROUP
SALES OF MAIN PRODUCTS
FOR THE PERIODS OF 6 AND 3 MONTHS
TO SEPTEMBER 30TH 2002 AND SEPTEMBER 30TH 2003
(tonnes)

Sales of light products in the PKN ORLEN Capital Group (by volume)	9 months ending as at September 30 2003	3 months ending as at September 30 2003	9 months ending as at September 30 2002	3 months ending as at September 30 2002	Change % 9 months	Change % 3 months
Wholesale of main light products, including:	**4 123 494**	**1 536 616**	**4 363 178**	**1 524 595**	**-5,5%**	**0,8%**
Gasoline	1 155 132	436 393	1 396 689	493 801	-17,3%	-11,6%
Diesel oil	1 669 978	610 334	1 681 739	584 592	-0,7%	4,4%
Jet A-1	203 145	103 892	197 718	81 965	2,7%	26,8%
Ekoterm	1 095 239	385 997	1 087 032	364 237	0,8%	6,0%
Retail sales of engine fuels, including:	**2 652 166**	**1 050 783**	**1 641 404**	**598 749**	**61,6%**	**75,5%**
Gasoline	1 517 700	588 841	951 419	336 094	59,5%	75,2%
Diesel oil	1 059 865	433 627	639 797	242 553	65,7%	78,8%
LPG	74 601	28 315	50 188	20 102	48,6%	40,9%
Total sales of fuels, including:	**7 105 722**	**2 716 419**	**6 184 342**	**2 189 689**	**14,9%**	**24,1%**
- engine fuels	5 847 212	2 267 872	5 088 560	1 821 575	14,9%	24,5%

END

Close

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Holding(s) in Company
Released	15:48 6 Nov 2003
Number	7806R

PKN ORLEN SA
SEC File
82-5036

Current report No 80/2003/81 dated 6 November, 2003

Number of shares held by The Bank of New York as of November 4, 2003

Polski Koncern Naftowy ORLEN S.A. („PKN ORLEN"), Central Europe's largest downstream oil company, announces that the number of its shares held by The Bank of New York decreased from **42,380,674** (**10.09%** of votes at the General Shareholders' Meeting as reported on October 3, 2003) to **41,974,304** shares (9.99% of votes at the General Shareholders' Meeting as of November 4, 2003 holding).

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	J&S Service & Investments Ltd
Released	07:00 3 Nov 2003
Number	5761R

PKN ORLEN SA
SEC File
82-5036

Current report 79/2003/80 dated November 1, 2003

Polski Koncern Naftowy ORLEN S.A. ("**PKN ORLEN**") Central Europe's largest downstream oil company, hereby announces that today PKN ORLEN and J&S Service & Investments Ltd ("**J & S**"), a Cypriot company with a registered office in Larnaca, executed Annex No. 1 ("**Annex**") to the term oil supply contract of December 20, 2002 ("**Contract**").

Pursuant to the provisions of the Contract, and as amended by the Annex, J&S is obliged to provide PKN ORLEN, on average, with 5,400,000 metric tons of oil annually, until 2009 (inclusive), which is 2 years more when compared to the initial provisions (see also current report as of December 21, 2002).

Additionally, the Annex amends the formula for the calculation of the price paid by PKN ORLEN for oil purchased pursuant to the Contract, which refers to quotations for the URAL blend on international markets. The amendments to the Contract introduced by the Annex reflect the prevailing international standards applicable to oil supply contracts and do not affect the estimated value of the Contract.

The Annex constitutes an amendment to a "significant agreement" as defined in the Ordinance of the Council of Ministers of October 16, 2001 regarding current and periodic information provided by issuers of securities, as the value of the Contract exceeds 10% of PKN ORLEN's equity.

Pursuant to §5 Section 1 Item 3 and § 9 of the Ordinance of the Council of Ministers of October 16, 2001, regarding current and periodic information provided by issuers of securities (Dz.U. 2001.139. 1569 with later amendments).

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Amended Publication Date
Released	07:55 31 Oct 2003
Number	5272R

Current Report No 78/2003/79 dated 31st October 2003

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby announces that it is moving publication of its consolidated financial statement for 3Q 2003 from 13th November 2003, as originally planned, to 14th November 2003.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re. ORLEN Transport Plock
Released	15:33 30 Oct 2003
Number	5017R

PKN ORLEN SA
SEC File
82-5036

Current report 77/2003/78 dated October 30, 2003

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") Central Europe's largest downstream oil company, hereby announces that today PKN ORLEN sold to ORLEN Transport Plock 59,447 shares of ORLEN Transport Warszawa of a par value PLN 100 per share. The above shares represent 94.49% of the initial capital of ORLEN Transport Warszawa and the same number of votes at its shareholders' meeting. The transaction value equals PLN 6,000,000.

The remaining stake of 5.51% in ORLEN Transport Warszawa is owned by its employees.

PKN ORLEN's holding in ORLEN Transport Plock totals 97.58%.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re. JV with Basell
Released	15:31 23 Oct 2003
Number	2503R

PKN ORLEN SA
SEC File
82-5036

Current report No 76/2003/77 dated 23 October, 2003

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on 21 October 2003 Basell ORLEN Polyolefins Sp. z o.o. (BOP), Tecnimont Polska Sp. z o.o. and Tecnimont S.p.A. entered into an agreement on engineering, procurement and construction of new polypropylene (PP) and polyethylene (PE) plants for BOP, a 50 / 50 joint venture between PKN ORLEN and Basell Europe Holdings B.V.

The design and construction of PP and PE plants is part of the joint venture's undertakings which total around EUR 500m.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Financial Calendar for 2004
Released	15:26 23 Oct 2003
Number	2495R

PKN ORLEN SA
SEC File
82-5036

Current report 75/2003/76 dated 23 October 2003

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby publishes its financial calendar for 2004.

Unconsolidated financial reports, produced at quarterly and half-yearly stages under Polish Accountancy Standards, will be published as a section within the consolidated financial report.

Quarterly reports

Q4 2003	-	26.02.2004
Q1 2004	-	14.05.2004
Q2 2004	-	13.08.2004
Q3 2004	-	15.11.2004

Half yearly report

H1 2004	-	30.09.2004

Annual statements

2003 annual statements will be produced as follows:

Unconsolidated	-	31.03.2004
Consolidated	-	20.04.2004

About PKN ORLEN

PKN ORLEN is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re: ORLEN's capital increase
Released	15:41 22 Oct 2003
Number	1948R

PKN ORLEN SA
SEC File
82-5036

Current report No 74/2003/75 dated 22 October, 2003

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that the Management Board has today placed with the Warsaw District Court an application in respect of a capital increase as part of the implementation of the management incentive programme.

It is intended to increase PKN ORLEN's initial capital by PLN 9,414,905 from PLN 525,221,421.25 to PLN 534,636,326.25, through the conversion of 7,531,924 bonds into shares.

As a result of the capital increase, the number of shares will rise to 427,709,061 shares with a par value PLN 1.25, with each share representing one vote at the General Meeting of Shareholders.

New shares account for 1.76 per cent of the initial capital and the same number of votes at the General Meeting of Shareholders of PKN ORLEN.

The number of bonds which were not converted into shares amounts to 3,812,860 and accounts for over 5 per cent of the value of initially issued bonds.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re: Shares held by BoNY
Released	15:41 3 Oct 2003
Number	5275Q

PKN ORLEN SA
SEC File
82-5036

Current report No 73/2003/74 dated 3 October, 2003

Number of shares held by the Bank of New York as of October 2, 2003

Polski Koncern Naftowy ORLEN S.A. („PKN ORLEN"), Central Europe's largest downstream oil company, announces that the number of its shares held by the Bank of New York increased from **41,780,674** (9.94**%** of votes at the General Shareholders' Meeting as reported on 18 September, 2003) to **42,380,674** shares (10.09**%** of votes at the General Shareholders' Meeting as of October 2, 2003).

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	3Q2003_PAS_uncons. (1)
Released	13:40 14 Nov 2003
Number	0868S

PKN ORLEN SA
SEC File
82-5036

Independent Auditor's Review Report on the condensed unconsolidated quarterly financial statements for 9 month period ended 30 September 2003

To the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

We have reviewed the attached condensed unconsolidated quarterly financial statements of Polski Koncern Naftowy ORLEN S.A. (the "Company") located in Plock, Chemikow 7 str. including:

- the balance sheet as of 30 September 2003 with total assets amounting to 13,764,715,495.19 zlotys (in words: thirteen billion and seven hundred sixty four million and seven hundred fifteen thousand and four hundred ninety five zlotys and 19/100)
- the profit and loss account for the period from 1 January 2003 to 30 September 2003 with a net profit amounting to 727,787,078.95 zlotys (in words: seven hundred twenty seven million and seven hundred eighty seven thousand and seventy eight zlotys and 95/100)
- the statement of changes in shareholders' equity for the period from 1 January 2003 to 30 September 2003 with a net increase of shareholders' equity amounting to 696,683,291.06 zlotys (in words: six hundred ninety six million and six hundred eighty three thousand and two hundred ninety one zlotys and 6/100),
- the cash flow statement for the period from 1 January 2003 to 30 September 2003 with net inflow amounting 3,556,489.37 zlotys (in words: three million and five hundred fifty six thousand and four hundred eighty nine zlotys and 37/100).

The content of the attached condensed unconsolidated quarterly financial statements for 9 month period ended 30 September 2003 ("attached condensed unconsolidated quarterly financial statements") is prescribed by § 58.3 of the Decree of the Council of Ministers of 16 October 2001, on current and periodic information provided by issuers of securities (Journal of Law No. 139, item 1569 with further amendments) ("Decree on current and periodic information").

The truth and fairness of the financial information presented in the attached condensed unconsolidated quarterly financial statements and the proper maintenance of the accounting records are the responsibility of the Company's Management Board. Our responsibility was to review these attached condensed unconsolidated quarterly financial statements.

We conducted our review in accordance with the provisions of law and auditing standards issued by the National Chamber of Auditors. These standards require that we plan and perform our review in such a way as to obtain moderate assurance as to whether the financial statements are free of material misstatement. The review was mainly based on applying analytical procedures to the financial data, review of accounting records and discussions with Members of Management Board of the Company as well as its employees. The scope of work of a review differs significantly from an audit of financial statements, the objective of which is to express an opinion on truth and fairness of the financial statements. Accordingly, we do not express such an opinion on the attached condensed unconsolidated quarterly financial statements.

Based on our review, nothing came to our attention that causes us to believe that the attached condensed unconsolidated quarterly financial statements require material amendments for the financial data contained in them to be prepared in accordance with the accounting principles set out in the Accounting Act dated 29 September 1994 (2002 Journal of Laws No 121, pos. 591 as amended) and the related regulations as well as with the requirements set out by the Decree on current and periodic information.

Certified Auditor

Registration No. 9542/7118

on behalf of

Ernst & Young Audit Sp. z o.o.,
Emilii Plater St. 53, 00-113 Warsaw
Registration No. 130

Lukasz Zalicki

Jacek Hryniuk
Certified Auditor
Registration No. 9262/6958

Warsaw, 12 November 2003

END

NS

Announcement

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ıy	Polski Koncern Naftowy Orlen S.A.
M	POKD
ıe	3Q2003_PAS_uncons. (2)
·d	13:40 14 Nov 2003
er	0872S

BALANCE SHEET	as at 30.09.2003 end of quarter (current year)	as at 30.06.2003 end of previous quarter (current year)	as at 30.09.2002 end of quarter (previous year)
assets	8 922 408	8 792 624	8 303 117
;ible fixed assets, including:	50 783	57 093	70 868
will	-	-	-
ble fixed assets	6 355 768	6 270 810	6 451 036
term receivables	31 333	32 655	269 428
m subordinated entities	25 536	25 751	258 560
m other entities	5 797	6 904	10 868
term investments	2 324 796	2 304 185	1 356 369
l estate	-	-	-
ngible fixed assets	-	-	-
g term financial assets	2 324 796	2 304 185	1 356 369
ıbordinated entities	1 727 610	1 707 181	724 929
her entities	597 186	597 004	631 440
er long term investments	-	-	-
term prepayments, deferred costs and tax asset	159 728	127 881	155 416
erred tax assets *	-	-	-
payments and deferred costs	159 728	127 881	155 416
ent assets	4 842 307	4 957 585	4 334 177
tories	2 560 841	2 719 729	2 246 347
term receivables	1 787 056	1 639 731	1 565 711
m subordinated entities	759 153	761 515	462 442
m other entities	1 027 903	878 216	1 103 269
term investments	72 618	68 680	73 524
rt term financial assets	72 618	68 680	73 524
ıbordinated entities	-	-	-

›ther entities	7 422	9 191	9 710
ı and cash equivalents	65 196	59 489	63 814
her short term investments	-	-	-
t term prepayments and deferred costs	421 792	529 445	448 595
ssets	**13 764 715**	**13 750 209**	**12 637 294**
›mpany compensates provision for deferred deferred tax assets			
	as at	as at	as at

BALANCE SHEET

		(current year)	
	7 960 274	7 783 425	7 208 791
pital	525 221	525 221	525 221
hare capital (negative value)	-	-	-
res (negative value)	-	-	-
eserve	5 936 840	5 936 632	5 500 664
tion reserve	716 950	705 107	767 990
pital reserves	53 476	53 476	53 476
buted profit from previous years	-	-	75 893
it	727 787	562 989	285 547
tion from profit during financial year alue)	-	-	-
ies and provisions for liabilities	5 804 441	5 966 784	5 428 503
ns for liabilities	699 378	755 451	677 843
sion for deferred tax *	239 666	290 614	199 369
ement benefits and similar provisions	83 794	83 794	74 266
erm	73 295	73 295	62 660
term	10 499	10 499	11 606
r provisions	375 918	381 043	404 208
erm	314 857	318 807	341 240
term	61 061	62 236	62 968
erm liabilities	925 775	-	1 081 776
ubordinated entities	-	-	230 299
ther entities	925 775	-	851 477
erm liabilities	4 108 297	5 151 266	3 605 739
ubordinated entities	360 284	402 095	141 678
ther entities	3 715 027	4 710 723	3 430 183
ial funds	32 986	38 448	33 878
ls and deferred income	70 991	60 067	63 145
ative goodwill	-	-	-
r accruals and deferred income	70 991	60 067	63 145
erm	-	-	-
term	70 991	60 067	63 145
ilities	13 764 715	13 750 209	12 637 294
value	7 960 274	7 783 425	7 208 791
f shares	420 177 137	420 177 137	420 177 137
value per share (in PLN)	18,95	18,52	17,16

pany compensates provision for deferred
ferred tax assets

	as at 30.09.2003 end of quarter	**as at 30.06.2003 end of**	**as at 30.09.2002 end of**

OFF BALANCE SHEET ITEMS	(current year)	previous quarter (current year)	quarter (previous year)	
gent receivables	-	-	-	
subordinated entities	-	-	-	
d guarantees and sureties	-	-	-	
other entities	-	-	-	
d guarantees and sureties	-	-	-	
gent liabilities	681 947	468 924	96 789	
ıbordinated entities	681 947	468 924	94 548	
l guarantees and sureties	681 947	468 924	94 548	
her entities	-	-	2 241	
l guarantees and sureties	-	-	2 241	
	900	900	46 487	
- balance sheet items	682 847	469 824	143 276	

INCOME STATEMENT	III quarter (current year) from 1.7.2003 to 30.09.2003	III quarters cumulative (current year) from 1.1.2003 to 30.09.2003	III quarter (previous year) from 1.7.2002 to 30.09.2002	q 3
les, including:	6 468 057	17 906 842	6 472 101	
ordinated entities	1 284 522	3 354 769	911 320	
et sales of finished products	6 040 333	16 849 811	5 909 694	
et sales of goods for resale and materials	427 724	1 057 031	562 407	
of goods sold, including:	(3 188 233)	(8 641 770)	(3 272 390)	
ordinated entities	(529 481)	(1 396 414)	(433 348)	
ost of sales of finished products	(2 843 370)	(7 799 814)	(2 790 572)	
ost of goods for resale and materials sold	(344 863)	(841 956)	(481 818)	
ss profit on sales (I-II)	3 279 824	9 265 072	3 199 711	
ng and distribution costs	(2 880 743)	(7 975 206)	(2 821 299)	
al and administration expenses	(143 875)	(428 283)	(158 491)	
it on sales (III-IV-V)	255 206	861 583	219 921	
er operating income	33 223	310 497	32 162	
on disposal of non-financial fixed assets	1 987	3 702	6 136	
s	-	-	-	
	31 236	306 795	26 026	
er operating expenses	(34 663)	(136 697)	(29 277)	
from disposal of non-financial fixed assets	(1 525)	(2 677)	(3 272)	
rment of non-financial assets	(14 681)	(34 938)	(3 555)	
	(18 457)	(99 082)	(22 450)	

g profit (VI+VII-VIII)	253 766	1 035 383	22[illegible]6
income	92 924	228 829	34 109
and shares in profits, including:	-	67 000	433
rdinated entities	-	20 491	433
ncluding:	2 067	24 161	13 761
rdinated entities	1 282	3 991	419
from sale of investments	817	38 988	-
on of investments	-	45	-
	90 040	98 635	19 915
l expenses *	(144 951)	(276 260)	(67 017)
ncluding:	(23 799)	(85 497)	(31 492)
dinated entities	(670)	(3 073)	(1 298)
n sale of investments	-	-	-
ion of investments	(1 938)	(6 871)	(127)
	(119 214)	(183 892)	(35 398)
profit (IX+X-XI)	201 739	987 952	189 898
rdinary items (XIII.1 - XIII.2)	-	-	(5)
inary gains	-	-	-
inary losses	-	-	(5)
before taxation (XII+/-XIII)	201 739	987 952	189 893
e tax	(36 941)	(260 165)	(56 889)
part	(84 934)	(265 708)	(58 839)
part	47 993	5 543	1 950
obligatory charges on profit	-	-	-
profit (XIV-XV-XVI)	164 798	727 787	133 004

for 12 months (annualised)		824 510	
average number of ordinary shares		420 177 137	
per ordinary share (in PLN)		0,91	
expected average number of ordinary		-	
arnings per share (in PLN)		-	

STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY	III quarter (current year) from 1.7.2003 to 30.09.2003	III quarters cumulative (current year) from 1.1.2003 to 30.09.2003	III quarter (previous year) from 1.7.2002 to 30.09.2002	q ... 3
t beginning of period	7 783 425	7 263 591	7 034 260	
ges in accounting policies	-	-	-	
ctions of fundamental errors	-	-	-	
at beginning of period restated for	7 783 425	7 263 591	7 034 260	

ve data			
pital at beginning of period	525 221	525 221	525 221
ents in share capital	-	-	-
s	-	-	-
l shares	-	-	-
es	-	-	-
tion of shares	-	-	-
capital at end of period	525 221	525 221	525 221
share capital at beginning of period	-	-	-
nents in unpaid share capital	-	-	-
es	-	-	-
es	-	-	-
d share capital at end of period	-	-	-
ares at beginning of period	-	-	-
nent in own shares	-	-	-
es	-	-	-
es	-	-	-
hares at end of period	-	-	-
reserve at beginning of period	5 936 632	5 501 180	5 498 216
ments in capital reserve	208	435 660	2 448
es	208	435 660	2 448
remium	-	-	-
tion of profits (by articles)	-	-	-
onment of profits (over the minimum provided articles)	-	395 338	-
r from capital reserves due to revaluation of ts disposed	208	40 322	2 448
ses	-	-	-
ion of losses	-	-	-
	-	-	-
al reserve at end of period	5 936 840	5 936 840	5 500 664
ation reserve at beginning of period	705 107	725 551	728 911
s in accounting policies	-	-	-
luation reserve at beginning of period or comparative data	705 107	725 551	728 911
ments in revaluation capital	11 843	(8 601)	39 079
es	22 991	43 593	41 917
e in valuation of long term investments	20 037	40 387	58 218
d tax assets related to entries made to n reserve	2 954	3 206	(16 301)
	-	-	-
ses	(11 148)	(52 194)	(2 838)
ssets disposals	(208)	(40 322)	(2 448)
nent of tangible fixed assets	(10 940)	(11 872)	(390)
e in valuation of long term investments	-	-	-
tax on bookings related to revaluation reserve	-	-	-
luation reserve at end of period	716 950	716 950	767 990

ital reserves at beginning of period	53 476	53 476	53 476	
ents in other capital reserves	-	-	-	
	-	-	-	
;	-	-	-	
apital reserves at end of period	53 476	53 476	53 476	
TATEMENT OF CHANGES IN SHAREHOLDERS EQUITY	III quarter (current year) from 1.7.2003 to 30.09.2003	III quarters cumulative (current year) from 1.1.2003 to 30.09.2003	III quarter (previous year) from 1.7.2002 to 30.09.2002	q 3
ss) from previous years at beginning of	562 989	458 163	228 436	
ributed profit from previous years at of period	562 989	458 163	228 436	
in accounting policies	-	-	-	
ons of fundamental errors	-	-	-	
ributed profit from previous years at of period restated for comparative data	562 989	458 163	228 436	
s	-	-	-	
ion of profit from previous years	-	-	-	
es	-	(458 163)	-	
nds paid	-	(58 825)	-	
r to capital reserve	-	(395 338)	-	
	-	(4 000)	-	
tributed profit from previous years at end *	562 989	-	228 436	
tributed loss from previous years at of period	-	-	-	
s in accounting policies	-	-	-	
ons of fundamental errors	-	-	-	
tributed loss from previous years at of period restated for comparative data	-	-	-	
es	-	-	-	
n previous years to cover	-	-	-	
es	-	-	-	
tributed loss from previous years at end of	-	-	-	
tributed profit (loss) from previous years at iod *	562 989	-	228 436	
lt for the financial year	164 798	727 787	133 004	
it	164 798	727 787	133 004	
	-	-	-	
tion of profit	-	-	-	
at end of period	7 960 274	7 960 274	7 208 791	

net profit for IIQ 2003 and IIQ 2002

ENT CASH FLOW	III quarter (current year) from 1.7.2003 to 30.09.2003	III quarters cumulative (current year) from 1.1.2003 to 30.09.2003	III quarter (previous year) from 1.7.2002 to 30.09.2002	q 3
ow from operating activities				
fit for the year	164 798	727 787	133 004	
ıdjustments	546 892	77 353	(59 014)	
iation and amortisation	193 069	596 986	206 296	
ı exchange (gains)/losses	29 683	65 028	20 560	
t and dividends	21 064	5 806	27 518	
ı loss from investing activities	35 212	(3 522)	(1 249)	
ıents in provisions	(53 119)	(21 382)	(9 510)	
ıents in stock	158 888	(117 228)	(186 188)	
ıents in receivables	(181 976)	(228 475)	(200 376)	
nents in creditors falling due within one year exception of loans)	263 742	(26 857)	13 872	
nents in prepayments and accruals	97 341	16 369	70 063	
adjustments	(17 012)	(209 372)	-	
ash flow used in / from operating activities	711 690	805 140	73 990	
low from investing activities	-	-	-	
ıflows from investing activities	32 144	175 552	16 554	
of intangible fixed assets and tangible fixed	2 953	41 433	5 817	
al of real estate investments and intangible ts investments	-	-	-	
inancial assets, including:	7 685	94 088	2 899	
ordinated entities	7 012	38 141	563	
f financial assets (except from short term)	2 093	17 716	-	
f short term securities	-	-	-	
ıds and shares in profits	4 892	20 336	433	
rm loans repaid	-	-	-	
received	27	89	130	
ıflows from financial assets	-	-	-	
er entities	673	55 947	2 336	
f financial assets (except from short term)	-	2 159	1 702	
f short term securities	-	-	-	
ıds and shares in profits	-	46 509	-	
rm loans repaid	-	-	-	
	673	7 279	634	

ceived				
ɔws from financial assets	-	-	-	
lows from investing activities	21 506	40 031	7 838	
:flows from investing activities	(294 195)	(1 266 511)	(202 468)	
s of intangible fixed assets and tangible fixed	(293 432)	(671 970)	(165 476)	
nts in real estate and intangible fixed assets	-	-	-	
cial assets, including:	-	(593 153)	(25 147)	
linated entities	-	(593 153)	(25 147)	
; of financial assets (except from short term	-	(593 153)	(25 147)	
; of short term securities	-	-	-	
nted	-	-	-	
entities	-	-	-	
s of financial assets (except from short term	-	-	-	
s of short term securities	-	-	-	
nted	-	-	-	
ıyments	(763)	(1 388)	(11 845)	
ɜh flow used in investing activities (I-II)	(262 051)	(1 090 959)	(185 914)	
CASH FLOW **ENT**	**III quarter (current year) from 1.7.2003 to 30.09.2003**	**III quarters cumulative (current year) from 1.1.2003 to 30.09.2003**	**III quarter (previous year) from 1.7.2002 to 30.09.2002**	**q ... 3**
ɔw from financing activities				
	1 439 861	3 668 992	506 660	
e of shares and other capital instruments, ɔayments to capital	-	-	-	
	1 173 429	2 250 393	139 574	
e of short term securities	266 432	1 418 599	367 086	
flows	-	-	-	
vs	(1 883 793)	(3 379 616)	(437 634)	
otion of shares	-	-	-	
ds and other distributions to shareholders	(58 825)	(58 825)	(50 421)	
ıan distribution of profit to shareholders rom profit	-	-	-	
ıent of loans	(1 279 800)	(1 674 800)	(35 500)	
ıase of short term securities	(507 691)	(1 550 206)	(317 115)	
nancial liabilities	-	-	-	
lease payments	(636)	(1 782)	(458)	
paid	(36 841)	(94 003)	(34 140)	
ayments	-	-	-	
sh flow used in / from financing activities	(443 932)	289 376	69 026	

flow/(outflow) (A.III+/-B.III+/-C.III)	5 707	3 557	(42 898)	
sheet change in cash and cash equivalents	5 707	3 557	(42 898)	
ıg changes in cash and cash equivalents m foreign exchange gains/losses	590	2 266	(352)	
h and cash equivalents at beginning of	59 489	61 639	106 712	
sh and cash equivalents at end of period	65 196	65 196	63 814	
ıg those of limited availability	9 171	9 171	5 942	

INCOME STATEMENT	III quarter (current year) from 1.7.2003 to 30.09.2003	III quarters *cumulative* (current year) from 1.1.2003 to 30.09.2003	III quarter (previous year) from 1.7.2002 to 30.09.2002	q 3
, including:	6 468 057	17 906 842	6 472 101	
linated entities	1 284 522	3 354 769	911 320	
sales of finished products	6 040 333	16 849 811	5 909 694	
sales of goods for resale and materials	427 724	1 057 031	562 407	
goods sold, including:	(3 188 233)	(8 641 770)	(3 272 390)	
linated entities	(529 481)	(1 396 414)	(433 348)	
t of sales of finished products	(2 843 370)	(7 799 814)	(2 790 572)	
t of goods for resale and materials sold	(344 863)	(841 956)	(481 818)	
profit on sales (I-II)	3 279 824	9 265 072	3 199 711	
and distribution costs	(2 880 743)	(7 975 206)	(2 821 299)	
and administration expenses	(143 875)	(428 283)	(158 491)	
on sales (III-IV-V)	255 206	861 583	219 921	
operating income	33 223	310 497	32 162	
disposal of non-financial fixed assets	1 987	3 702	6 136	
	-	-	-	
	31 236	306 795	26 026	
operating expenses	(34 663)	(136 697)	(29 277)	
m disposal of non-financial fixed assets	(1 525)	(2 677)	(3 272)	
ent of non-financial assets	(14 681)	(34 938)	(3 555)	
	(18 457)	(99 082)	(22 450)	
ing profit (VI+VII-VIII)	253 766	1 035 383	222 806	
al income	92 924	228 829	34 109	
ds and shares in profits, including:	-	67 000	433	
ordinated entities	-	20 491	433	
including:	2 067	24 161	13 761	
ordinated entities	1 282	3 991	419	
s from sale of investments	817	38 988	-	

ation of investments	-	45	-
	90 040	98 635	19 915
cial expenses *	(144 951)	(276 260)	(67 017)
t, including:	(23 799)	(85 497)	(31 492)
ordinated entities	(670)	(3 073)	(1 298)
om sale of investments	-	-	-
ation of investments	(1 938)	(6 871)	(127)
*	(119 214)	(183 892)	(35 398)
ss profit (IX+X-XI)	201 739	987 952	189 898
aordinary items (XIII.1 - XIII.2)	-	-	(5)
rdinary gains	-	-	-
rdinary losses	-	-	(5)
fit before taxation (XII+/-XIII)	201 739	987 952	189 893
me tax	(36 941)	(260 165)	(56 889)
t part	(84 934)	(265 708)	(58 839)
ed part	47 993	5 543	1 950
er obligatory charges on profit	-	-	-
et profit (XIV-XV-XVI)	164 798	727 787	133 004

fit for 12 months (annualised)		824 510	
ed average number of ordinary shares		420 177 137	
gs per ordinary share (in PLN)		0,91	
ed expected average number of ordinary		-	
earnings per share (in PLN)		-	

STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY	III quarter (current year) from 1.7.2003 to 30.09.2003	III quarters cumulative (current year) from 1.1.2003 to 30.09.2003	III quarter (previous year) from 1.7.2002 to 30.09.2002	3
y at beginning of period	7 783 425	7 263 591	7 034 260	
anges in accounting policies	-	-	-	
rrections of fundamental errors	-	-	-	
ity at beginning of period restated for ative data	7 783 425	7 263 591	7 034 260	
e capital at beginning of period	525 221	525 221	525 221	
ements in share capital	-	-	-	
ases	-	-	-	
s od shares	-	-	-	
eases	-	-	-	
mption of shares	-	-	-	
re capital at end of period	525 221	525 221	525 221	

	III quarter (current	III quarters cumulative (current	III quarter (previous	q
hare capital at beginning of period	-	-	-	
ents in unpaid share capital	-	-	-	
	-	-	-	
s	-	-	-	
share capital at end of period	-	-	-	
res at beginning of period	-	-	-	
ent in own shares	-	-	-	
;	-	-	-	
s	-	-	-	
ares at end of period	-	-	-	
eserve at beginning of period	5 936 632	5 501 180	5 498 216	
ents in capital reserve	208	435 660	2 448	
;	208	435 660	2 448	
mium	-	-	-	
on of profits (by articles)	-	-	-	
ment of profits (over the minimum provided rticles)	-	395 338	-	
from capital reserves due to revaluation of disposed	208	40 322	2 448	
es	-	-	-	
n of losses	-	-	-	
	-	-	-	
l reserve at end of period	5 936 840	5 936 840	5 500 664	
tion reserve at beginning of period	705 107	725 551	728 911	
in accounting policies	-	-	-	
ation reserve at beginning of period r comparative data	705 107	725 551	728 911	
nents in revaluation capital	11 843	(8 601)	39 079	
s	22 991	43 593	41 917	
in valuation of long term investments	20 037	40 387	58 218	
tax assets related to entries made to reserve	2 954	3 206	(16 301)	
	-	-	-	
es	(11 148)	(52 194)	(2 838)	
ets disposals	(208)	(40 322)	(2 448)	
ent of tangible fixed assets	(10 940)	(11 872)	(390)	
in valuation of long term investments	-	-	-	
ax on bookings related to revaluation reserve	-	-	-	
ation reserve at end of period	716 950	716 950	767 990	
pital reserves at beginning of period	53 476	53 476	53 476	
nents in other capital reserves	-	-	-	
s	-	-	-	
es	-	-	-	
capital reserves at end of period	53 476	53 476	53 476	

STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY	year) from 1.7.2003 to 30.09.2003	year) from 1.1.2003 to 30.09.2003	year) from 1.7.2002 to 30.09.2002	3
(loss) from previous years at beginning of	562 989	458 163	228 436	
stributed profit from previous years at g of period	562 989	458 163	228 436	
es in accounting policies	-	-	-	
tions of fundamental errors	-	-	-	
stributed profit from previous years at g of period restated for comparative data	562 989	458 163	228 436	
ses	-	-	-	
ution of profit from previous years	-	-	-	
ises	-	(458 163)	-	
lends paid	-	(58 825)	-	
fer to capital reserve	-	(395 338)	-	
rs	-	(4 000)	-	
istributed profit from previous years at end l *	562 989	-	228 436	
istributed loss from previous years at g of period	-	-	-	
es in accounting policies	-	-	-	
ctions of fundamental errors	-	-	-	
istributed loss from previous years at g of period restated for comparative data	-	-	-	
ises	-	-	-	
om previous years to cover	-	-	-	
ases	-	-	-	
istributed loss from previous years at end of	-	-	-	
istributed profit (loss) from previous years at eriod *	562 989	-	228 436	
sult for the financial year	164 798	727 787	133 004	
ofit	164 798	727 787	133 004	
ss	-	-	-	
oution of profit	-	-	-	
y at end of period	7 960 274	7 960 274	7 208 791	

ng net profit for IIQ 2003 and IIQ 2002
ely

CASH FLOW STATEMENT	III quarter (current year) from 1.7.2003 to	III quarters cumulative (current year) from 1.1.2003	III quarter (previous year) from 1.7.2002	q

	30.09.2003	to 30.09.2003	to 30.09.2002
from operating activities			
for the year	164 798	727 787	133 004
ıstments	546 892	77 353	(59 014)
on and amortisation	193 069	596 986	206 296
:change (gains)/losses	29 683	65 028	20 560
ıd dividends	21 064	5 806	27 518
ss from investing activities	35 212	(3 522)	(1 249)
ts in provisions	(53 119)	(21 382)	(9 510)
ts in stock	158 888	(117 228)	(186 188)
ts in receivables	(181 976)	(228 475)	(200 376)
ıts in creditors falling due within one year eption of loans)	263 742	(26 857)	13 872
ıts in prepayments and accruals	97 341	16 369	70 063
ıjustments	(17 012)	(209 372)	-
ı flow used in / from operating activities	711 690	805 140	73 990
v from investing activities	-	-	-
ows from investing activities	32 144	175 552	16 554
ntangible fixed assets and tangible fixed	2 953	41 433	5 817
of real estate investments and intangible investments	-	-	-
ancial assets, including:	7 685	94 088	2 899
linated entities	7 012	38 141	563
nancial assets (except from short term	2 093	17 716	-
ıort term securities	-	-	-
and shares in profits	4 892	20 336	433
ı loans repaid	-	-	-
ceived	27	89	130
ows from financial assets	-	-	-
entities	673	55 947	2 336
nancial assets (except from short term	-	2 159	1 702
ıort term securities	-	-	-
and shares in profits	-	46 509	-
ı loans repaid	-	-	-
ceived	673	7 279	634
ows from financial assets	-	-	-
lows from investing activities	21 506	40 031	7 838
tflows from investing activities	(294 195)	(1 266 511)	(202 468)
s of intangible fixed assets and tangible fixed	(293 432)	(671 970)	(165 476)
nts in real estate and intangible fixed assets	-	-	-
cial assets, including:	-	(593 153)	(25 147)
linated entities	-	(593 153)	(25 147)

s of financial assets (except from short term	-	(593 153)	(25 147)	
s of short term securities	-	-	-	
nted	-	-	-	
entities	-	-	-	
:s of financial assets (except from short term	-	-	-	
:s of short term securities	-	-	-	
anted	-	-	-	
ayments	(763)	(1 388)	(11 845)	
sh flow used in investing activities (I-II)	**(262 051)**	**(1 090 959)**	**(185 914)**	
CASH FLOW 'ATEMENT	**III quarter (current year) from 1.7.2003 to 30.09.2003**	**III quarters cumulative (current year) from 1.1.2003 to 30.09.2003**	**III quarter (previous year) from 1.7.2002 to 30.09.2002**	**q 3**
low from financing activities				
	1 439 861	3 668 992	506 660	
:e of shares and other capital instruments, payments to capital	-	-	-	
	1 173 429	2 250 393	139 574	
:e of short term securities	266 432	1 418 599	367 086	
inflows	-	-	-	
ws	(1 883 793)	(3 379 616)	(437 634)	
ption of shares	-	-	-	
nds and other distributions to shareholders	(58 825)	(58 825)	(50 421)	
han distribution of profit to shareholders from profit	-	-	-	
ment of loans	(1 279 800)	(1 674 800)	(35 500)	
chase of short term securities	(507 691)	(1 550 206)	(317 115)	
financial liabilities	-	-	-	
e lease payments	(636)	(1 782)	(458)	
t paid	(36 841)	(94 003)	(34 140)	
payments	-	-	-	
ash flow used in / from financing activities	(443 932)	289 376	69 026	
sh flow/(outflow) (A.III+/-B.III+/-C.III)	5 707	3 557	(42 898)	
e sheet change in cash and cash equivalents	5 707	3 557	(42 898)	
ding changes in cash and cash equivalents from foreign exchange gains/losses	590	2 266	(352)	
ash and cash equivalents at beginning of	59 489	61 639	106 712	
cash and cash equivalents at end of period	65 196	65 196	63 814	
ding those of limited availability	9 171	9 171	5 942	

Translation of a document originally issued in Polish in PLN thousand

BALANCE SHEET	as at 30.09.2003 end of quarter (current year)	as at 30.06.2003 end of previous quarter (current year)	as at 30.09.2002 end of quarter (previous year)	as at 30.06.2002 end of previous quarter (previous year)
Assets				
I. Fixed assets	8 922 408	8 792 624	8 303 117	8 307 542
1. Intangible fixed assets, including:	50 783	57 093	70 868	74 886
- goodwill	-	-	-	-
2. Tangible fixed assets	6 355 768	6 270 810	6 451 036	6 498 544
3. Long term receivables	31 333	32 655	269 428	268 786
3.1. From subordinated entities	25 536	25 751	258 560	256 711
3.2. From other entities	5 797	6 904	10 868	12 075
4. Long term investments	2 324 796	2 304 185	1 356 369	1 279 068
4.1. Real estate	-	-	-	-
4.2. Intangible fixed assets	-	-	-	-
4.3. Long term financial assets	2 324 796	2 304 185	1 356 369	1 279 068
a) in subordinated entities	1 727 610	1 707 181	724 929	705 719
b) in other entities	597 186	597 004	631 440	573 349
4.4. Other long term investments	-	-	-	-
5. Long term prepayments, deferred costs and deferred tax asset	159 728	127 881	155 416	186 258
5.1. Deferred tax assets *	-	-	-	-
5.2. Prepayments and deferred costs	159 728	127 881	155 416	186 258
II. Current assets	4 842 307	4 957 585	4 334 177	4 002 622
1. Inventories	2 560 841	2 719 729	2 246 347	2 060 159
2. Short term receivables	1 787 056	1 639 731	1 565 711	1 352 829
2.1. From subordinated entities	759 153	761 515	462 442	399 485
2.2. From other entities	1 027 903	878 216	1 103 269	953 344
3. Short term investments	72 618	68 680	73 524	118 287
3.1. Short term financial assets	72 618	68 680	73 524	118 287
a) in subordinated entities	-	-	-	-
b) in other entities	7 422	9 191	9 710	11 575
c) cash and cash equivalents	65 196	59 489	63 814	106 712
3.2. Other short term investments	-	-	-	-
4. Short term prepayments and deferred costs	421 792	529 445	448 595	471 347
Total assets	13 764 715	13 750 209	12 637 294	12 310 164
* the Company compensates provision for deferred tax and deferred tax assets				

Translation of a document originally issued in Polish | in PLN thousand

BALANCE SHEET	as at 30.09.2003 end of quarter (current year)	as at 30.06.2003 end of previous quarter (current year)	as at 30.09.2002 end of quarter (previous year)	as at 30.06.2002 end of previous quarter (previous year)
Liabilities				
I. Equity	7 960 274	7 783 425	7 208 791	7 034 260
1. Share capital	525 221	525 221	525 221	525 221
2. Unpaid share capital (negative value)	-	-	-	-
3. Own shares (negative value)	-	-	-	-
4. Capital reserve	5 936 840	5 936 632	5 500 664	5 498 216
5. Revaluation reserve	716 950	705 107	767 990	728 911
6. Other capital reserves	53 476	53 476	53 476	53 476
7. Undistributed profit from previous years	-	-	75 893	75 893
8. Net profit	727 787	562 989	285 547	152 543
9. Distribution from profit during financial year (negative value)	-	-	-	-
II. Liabilities and provisions for liabilities	5 804 441	5 966 784	5 428 503	5 275 904
1. Provisions for liabilities	699 378	755 451	677 843	671 051
1.1. Provision for deferred tax *	239 666	290 614	199 369	185 017
1.2. Retirement benefits and similar provisions	83 794	83 794	74 266	74 266
a) long term	73 295	73 295	62 660	62 660
b) short term	10 499	10 499	11 606	11 606
1.3. Other provisions	375 918	381 043	404 208	411 768
a) long term	314 857	318 807	341 240	347 063
b) short term	61 061	62 236	62 968	64 705
2. Long term liabilities	925 775	-	1 081 776	1 062 835
2.1. To subordinated entities	-	-	230 299	230 299
2.2. To other entities	925 775	-	851 477	832 536
3. Short term liabilities	4 108 297	5 151 266	3 605 739	3 495 399
3.1. To subordinated entities	360 284	402 095	141 678	131 225
3.2. To other entities	3 715 027	4 710 723	3 430 183	3 324 637
3.3. Special funds	32 986	38 448	33 878	39 537
4. Accruals and deferred income	70 991	60 067	63 145	46 619
4.1. Negative goodwill	-	-	-	-
4.2. Other accruals and deferred income	70 991	60 067	63 145	46 619
a) long term	-	-	-	-
b) short term	70 991	60 067	63 145	46 619
Total liabilities	13 764 715	13 750 209	12 637 294	12 310 164
Net book value	7 960 274	7 783 425	7 208 791	7 034 260
Number of shares	420 177 137	420 177 137	420 177 137	420 177 137
Net book value per share (in PLN)	18,95	18,52	17,16	16,74

* the Company compensates provision for deferred tax and deferred tax assets

OFF BALANCE SHEET ITEMS	as at 30.09.2003 end of quarter (current year)	as at 30.06.2003 end of previous quarter (current year)	as at 30.09.2002 end of quarter (previous year)	as at 30.06.2002 end of previous quarter (previous year)
1. Contingent receivables	-	-	-	-
1.1. From subordinated entities	-	-	-	-
- received guarantees and sureties	-	-	-	-
1.2. From other entities	-	-	-	-
- received guarantees and sureties	-	-	-	-
2. Contingent liabilities	681 947	468 924	96 789	96 789
2.1. To subordinated entities	681 947	468 924	94 548	94 548
- granted guarantees and sureties	681 947	468 924	94 548	94 548
2.2. To other entities	-	-	2 241	2 241
- granted guarantees and sureties	-	-	2 241	2 241
3. Other	900	900	46 487	46 272
Total off - balance sheet items	682 847	469 824	143 276	143 061

Polski Koncern Naftowy ORLEN S.A. Condensed unconsolidated financial statements for 3Q 2003 Translation of a document originally issued in Polish in PLN thousand

INCOME STATEMENT	III quarter (current year) from 1.7.2003 to 30.09.2003	III quarters cumulative (current year) from 1.1.2003 to 30.09.2003	III quarter (previous year) from 1.7.2002 to 30.09.2002	III quarters cumulative (previous year) from 1.1.2002 to 30.09.2002
I. Net sales, including:	6 468 057	17 906 842	6 472 101	17 450 262
- to subordinated entities	1 284 522	3 354 769	911 320	2 389 813
1. Net sales of finished products	6 040 333	16 849 811	5 909 694	16 142 863
2. Net sales of goods for resale and materials	427 724	1 057 031	562 407	1 307 399
II. Cost of goods sold, including:	(3 188 233)	(8 641 770)	(3 272 390)	(8 427 878)
- to subordinated entities	(529 481)	(1 396 414)	(433 348)	(1 116 526)
1. Cost of sales of finished products	(2 843 370)	(7 799 814)	(2 790 572)	(7 321 360)
2. Cost of goods for resale and materials sold	(344 863)	(841 956)	(481 818)	(1 106 518)
III. Gross profit on sales (I-II)	3 279 824	9 265 072	3 199 711	9 022 384
IV. Selling and distribution costs	(2 880 743)	(7 975 206)	(2 821 299)	(8 058 673)
V. General and administration expenses	(143 875)	(428 283)	(158 491)	(432 897)
VI. Profit on sales (III-IV-V)	255 206	861 583	219 921	530 814
VII. Other operating income	33 223	310 497	32 162	115 508
1. Profit on disposal of non-financial fixed assets	1 987	3 702	6 136	23 121
2. Grants	-	-	-	-
3. Other	31 236	306 795	26 026	92 387
VIII. Other operating expenses	(34 663)	(136 697)	(29 277)	(128 912)
1. Loss from disposal of non-financial fixed assets	(1 525)	(2 677)	(3 272)	(10 880)
2. Impairment of non-financial assets	(14 681)	(34 938)	(3 555)	(17 762)
3. Other	(18 457)	(99 082)	(22 450)	(100 270)
IX. Operating profit (VI+VII-VIII)	253 766	1 035 383	222 806	517 410
X. Financial income	92 924	228 829	34 109	113 450
1. Dividends and shares in profits, including:	-	67 000	433	13 660
- from subordinated entities	-	20 491	433	13 660
2. Interest, including:	2 067	24 161	13 761	40 883
- from subordinated entities	1 282	3 991	419	1 876
3. Proceeds from sale of investments	817	38 988	-	3 403
4. Revaluation of investments	-	45	-	376
5. Other	90 040	98 635	19 915	55 128
XI. Financial expenses *	(144 951)	(276 260)	(67 017)	(218 818)
1. Interest, including:	(23 799)	(85 497)	(31 492)	(112 328)
- for subordinated entities	(670)	(3 073)	(1 298)	(2 992)
2. Loss from sale of investments	-	-	-	-
3. Revaluation of investments	(1 938)	(6 871)	(127)	(772)
4. Other *	(119 214)	(183 892)	(35 398)	(105 718)
XII. Gross profit (IX+X-XI)	201 739	987 952	189 898	412 042
XIII. Extraordinary items (XIII.1 - XIII.2)	-	-	(5)	(121)
1. Extraordinary gains	-	-	-	17
2. Extraordinary losses	-	-	(5)	(138)
XIV. Profit before taxation (XII+/-XIII)	201 739	987 952	189 893	411 921
XV. Income tax	(36 941)	(260 165)	(56 889)	(126 374)
a) current part	(84 934)	(265 708)	(58 839)	(135 245)
b) deferred part	47 993	5 543	1 950	8 871
XVI. Other obligatory charges on profit	-	-	-	-
XVII. Net profit (XIV-XV-XVI)	164 798	727 787	133 004	285 547

Net profit for 12 months (annualised)		824 510		299 406
Weighted average number of ordinary shares		420 177 137		420 177 137
Earnings per ordinary share (in PLN)		0,91		0,71

Translation of a document originally issued in Polish | in PLN thousand

STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY	III quarter (current year) from 1.7.2003 to 30.09.2003	III quarters cumulative (current year) from 1.1.2003 to 30.09.2003	III quarter (previous year) from 1.7.2002 to 30.09.2002	III quarters cumulative (previous year) from 1.1.2002 to 30.09.2002
I. Equity at beginning of period	7 783 425	7 263 591	7 034 260	6 859 092
a) changes in accounting policies	-	-	-	73 293
b) corrections of fundamental errors	-	-	-	-
I.a. Equity at beginning of period restated for comparative data	7 783 425	7 263 591	7 034 260	6 932 385
1. Share capital at beginning of period	525 221	525 221	525 221	525 221
1.1. Movements in share capital	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
1.2. Share capital at end of period	525 221	525 221	525 221	525 221
2. Unpaid share capital at beginning of period	-	-	-	-
2.1. Movements in unpaid share capital	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
2.2. Unpaid share capital at end of period	-	-	-	-
3. Own shares at beginning of period	-	-	-	-
3.1. Movement in own shares	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
3.2 Own shares at end of period	-	-	-	-
4. Capital reserve at beginning of period	5 936 632	5 501 180	5 498 216	5 297 573
4.1. Movements in capital reserve	208	435 660	2 448	203 091
a) increases	208	435 660	2 448	203 091
- share premium	-	-	-	-
- distribution of profits (by articles)	-	-	-	-
- apportionment of profits (over the minimum provided for by the articles)	-	395 338	-	197 605
- transfer from capital reserves due to revaluation of fixed assets disposed	208	40 322	2 448	5 486
b) decreases	-	-	-	-
4.2. Capital reserve at end of period	5 936 840	5 936 840	5 500 664	5 500 664
5. Revaluation reserve at beginning of period	705 107	725 551	728 911	734 796
a) changes in accounting policies	-	-	-	(2 600)
5.a. Revaluation reserve at beginning of period restated for comparative data	705 107	725 551	728 911	732 196
5.1. Movements in revaluation capital	11 843	(8 601)	39 079	35 794
a) increases	22 991	43 593	41 917	42 063
- increase in valuation of long term investments	20 037	40 387	58 218	58 218
- deferred tax assets related to entries made to revaluation reserve	2 954	3 206	(16 301)	(16 155)
- other	-	-	-	-
b) decreases	(11 148)	(52 194)	(2 838)	(6 269)
- fixed assets disposals	(208)	(40 322)	(2 448)	(5 486)
- impairment of tangible fixed assets	(10 940)	(11 872)	(390)	(783)
5.2. Revaluation reserve at end of period	716 950	716 950	767 990	767 990
6. Other capital reserves at beginning of period	53 476	53 476	53 476	53 476
6.1. Movements in other capital reserves	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
6.2. Other capital reserves at end of period	53 476	53 476	53 476	53 476

in PLN thousand

STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY	III quarter (current year) from 1.7.2003 to 30.09.2003	III quarters cumulative (current year) from 1.1.2003 to 30.09.2003	III quarter (previous year) from 1.7.2002 to 30.09.2002	III quarters cumulative (previous year) from 1.1.2002 to 30.09.2002
7. Profit (loss) from previous years at beginning of period	562 989	458 163	228 436	248 026
7.1. Undistributed profit from previous years at beginning of period	562 989	458 163	228 436	248 026
a) changes in accounting policies	-	-	-	75 893
b) corrections of fundamental errors	-	-	-	-
7.2. Undistributed profit from previous years at beginning of period restated for comparative data	562 989	458 163	228 436	323 919
a) increases	-	-	-	-
b) decreases	-	(458 163)	-	(248 026)
- dividends paid	-	(58 825)	-	(50 421)
- transfer to capital reserve	-	(395 338)	-	(197 605)
- others	-	(4 000)	-	-
7.3. Undistributed profit from previous years at end of period *	562 989	-	228 436	75 893
7.4. Undistributed loss from previous years at beginning of period	-	-	-	-
a) changes in accounting policies	-	-	-	-
b) corrections of fundamental errors	-	-	-	-
7.5. Undistributed loss from previous years at beginning of period restated for comparative data	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
7.6. Undistributed loss from previous years at end of period	-	-	-	-
7.7. Undistributed profit (loss) from previous years at end of period *	562 989	-	228 436	75 893
8. Net result for the financial year	164 798	727 787	133 004	285 547
a) net profit	164 798	727 787	133 004	285 547
b) net loss	-	-	-	-
c) distribution of profit	-	-	-	-
II. Equity at end of period	7 960 274	7 960 274	7 208 791	7 208 791

* including net profit for IIQ 2003 and IIQ 2002 respectively

Polski Koncern Naftowy ORLEN S.A. | Condensed unconsolidated financial statements for 3Q 2003
Translation of a document originally issued in Polish | in PLN thousand

CASH FLOW STATEMENT	III quarter (current year) from 1.7.2003 to 30.09.2003	III quarters cumulative (current year) from 1.1.2003 to 30.09.2003	III quarter (previous year) from 1.7.2002 to 30.09.2002	III quarters cumulative (previous year) from 1.1.2002 to 30.09.2002
A. Cash flow from operating activities				
I. Net profit for the year	164 798	727 787	133 004	285 547
II. Total adjustments	546 892	77 353	(59 014)	410 472
1. Depreciation and amortisation	193 069	596 986	206 296	608 865
2. Foreign exchange (gains)/losses	29 683	65 028	20 560	29 720
3. Interest and dividends	21 064	5 806	27 518	84 315
4. (Profit) loss from investing activities	35 212	(3 522)	(1 249)	(3 152)
5. Movements in provisions	(53 119)	(21 382)	(9 510)	(29 559)
6. Movements in stock	158 888	(117 228)	(186 188)	(407 281)
7. Movements in receivables	(181 976)	(228 475)	(200 376)	(273 207)
8. Movements in creditors falling due within one year (with the exception of loans)	263 742	(26 857)	13 872	374 433
9. Movements in prepayments and accruals	97 341	16 369	70 063	26 338
10. Other adjustments	(17 012)	(209 372)	-	-
III. Net cash flow used in / from operating activities (I+/-II)	711 690	805 140	73 990	696 019
B. Cash flow from investing activities	-	-	-	-
I. Cash inflows from investing activities	32 144	175 552	16 554	72 655
1. Sales of intangible fixed assets and tangible fixed assets	2 953	41 433	5 817	25 984
2. Disposal of real estate investments and intangible fixed assets investments	-	-	-	-
3. From financial assets, including:	7 685	94 088	2 899	33 002
a) in subordinated entities	7 012	38 141	563	13 949
- sales of financial assets (except from short term securities)	2 093	17 716	-	6
- sales of short term securities	-	-	-	-
- dividends and shares in profits	4 892	20 336	433	13 660
- long-term loans repaid	-	-	-	-
- interest received	27	89	130	283
- other inflows from financial assets	-	-	-	-
b) in other entities	673	55 947	2 336	19 053
- sales of financial assets (except from short term securities)	-	2 159	1 702	8 286
- sales of short term securities	-	-	-	-
- dividends and shares in profits	-	46 509	-	-
- long-term loans repaid	-	-	-	-
- interest received	673	7 279	634	10 767
- other inflows from financial assets	-	-	-	-
4. Other inflows from investing activities	21 506	40 031	7 838	13 669
II. Cash outflows from investing activities	(294 195)	(1 266 511)	(202 468)	(591 317)
1. Purchases of intangible fixed assets and tangible fixed assets	(293 432)	(671 970)	(165 476)	(452 750)
2. Investments in real estate and intangible fixed assets	-	-	-	-
3. For financial assets, including:	-	(593 153)	(25 147)	(29 564)
a) in subordinated entities	-	(593 153)	(25 147)	(29 564)
- purchases of financial assets (except from short term securities)	-	(593 153)	(25 147)	(29 564)
b) in other entities	-	-	-	-
4. Other payments	(763)	(1 388)	(11 845)	(109 003)
III. Net cash flow used in investing activities (I-II)	(262 051)	(1 090 959)	(185 914)	(518 662)

in PLN thousand

CASH FLOW STATEMENT	III quarter (current year) from 1.7.2003 to 30.09.2003	III quarters cumulative (current year) from 1.1.2003 to 30.09.2003	III quarter (previous year) from 1.7.2002 to 30.09.2002	III quarters cumulative (previous year) from 1.1.2002 to 30.09.2002
C. Cash flow from financing activities				
I. Inflows	1 439 861	3 668 992	506 660	1 321 352
1. Issuance of shares and other capital instruments, additional payments to capital	-	-	-	-
2. Loans	1 173 429	2 250 393	139 574	315 329
3. Issuance of short term securities	266 432	1 418 599	367 086	1 006 023
4. Other *inflows*	-	-	-	-
II. Outflows	(1 883 793)	(3 379 616)	(437 634)	(1 516 667)
1. Redemption of shares	-	-	-	-
2. Dividends and other distributions to shareholders	(58 825)	(58 825)	(50 421)	(50 421)
3. Other than distribution of profit to shareholders payments from profit	-	-	-	-
4. Repayment of loans	(1 279 800)	(1 674 800)	(35 500)	(331 500)
5. Repurchase of short term securities	(507 691)	(1 550 206)	(317 115)	(1 016 799)
6. Other financial liabilities	-	-	-	-
7. Finance lease payments	(636)	(1 782)	(458)	(1 506)
8. Interest paid	(36 841)	(94 003)	(34 140)	(116 441)
9. Other payments	-	-	-	-
III. Net cash flow used in / from financing activities (I-II)	(443 932)	289 376	69 026	(195 315)
D. Net cash flow/(outflow) (A.III+/-B.III+/-C.III)	5 707	3 557	(42 898)	(17 958)
E. Balance sheet change in cash and cash equivalents	5 707	3 557	(42 898)	(17 958)
- including changes in cash and cash equivalents resulting from foreign exchange gains/losses	590	2 266	(352)	(493)
F. Total cash and cash equivalents at beginning of period	59 489	61 639	106 712	81 772
G. Total cash and cash equivalents at end of period (F+/- D)	65 196	65 196	63 814	63 814
- including those of limited availability	9 171	9 171	5 942	5 942

The Capital Group of PKN ORLEN S.A. SA-QSr III/2003 PLN '000

I. INFORMATION ON PRINCIPLES OF PREPARATION OF THE CONSOLIDATED REPORT FOR 3 Q 2003

1. Format and general rules of preparation of the consolidated and unconsolidated balance sheet, consolidated and unconsolidated income statement, statement of changes in consolidated and unconsolidated shareholders equity and consolidated and unconsolidated cash flow statement

The consolidated and unconsolidated condensed financial statements presented in this consolidated quarterly report were prepared in compliance with the Polish Accounting Standards defined by the amended Accounting Act of 29 September 1994 (Journal of Law No 76, pos. 694, 2002) and the Decree of the Council of Ministers of 16 October 2001 on type, form and scope of current and periodic information and dates of its publication by issuers of securities allowed to be traded publicly (Journal of Law No 139, pos. 1569 with further changes, the "Decree") and cover the period from 1 January 2003 to 30 September 2003 and comparable period from 1 January 2002 to 30 September 2002.

The accounting rules applied by PKN ORLEN S.A. ("the Company", "Dominant Company") and the Capital Group of Polski Koncern Naftowy ORLEN S.A. ("Capital Group") in year 2003 were presented in published financial statements: unconsolidated and consolidated for the year 2002.

2. Accounting policies in the Capital Group of Polski Koncern Naftowy ORLEN

In 3 Q 2003 the Company and the Capital Group did not adopt any significant changes in applied accounting policies in comparison to policies applied by the Company and the Capital Group in year 2002.

3. Method of preparation of the consolidated financial statements

For preparation of the consolidated and unconsolidated balance sheet, consolidated and unconsolidated income statement, statement of changes in consolidated and unconsolidated shareholders equity and consolidated and unconsolidated cash flow statement, the same rules were applied as for preparation of consolidated and unconsolidated financial statements in year 2002.

The condensed consolidated financial statements reflect all adjustements, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated results of operation, balance sheets and cash flows for each period presented.

4. Principles of calculation of the selected financial data denominated in EURO

Selected financial data has been recalculated to EURO according to the following principles:

- balance sheet items - the average rate published as at 30 September 2003 - i.e. 4.6435 zloty/ EURO,
- income statement and cash flow items - exchange rate calculated as a simple average of National Bank of Poland average rates for the last day of each month of the period from 1 January 2003 to 30 September 2003 – i.e. 4.3618 zloty/ EURO.

The Capital Group of PKN ORLEN S.A. SA-QSr III/2003 PLN '000

II. INFORMATION ON CHANGES IN PROVISIONS AND FIXED ASSETS IMPAIRMENT LOSSES - CONSOLIDATED DATA

1. Impairment of assets

1.1. Impairment of tangible fixed assets

III Q 2003	
Balance as at 1.07.2003	44,501
Increases during the period 1.07.2003– 30.09.2003	25,771
Decreases during the period 1.07.2003– 30.09.2003	(142)
Balance as at 30.09.2003	70,130

III Q 2003 cumulative	
Balance as at 1.01.2003	37,318
Increases during the period 1.01.2003 – 30.09.2003	40,810
Decreases during the period 1.01.2003 – 30.09.2003	(7,998)
Balance as at 30.09.2003	70,130

1.2. Impairment of construction in progress

III Q 2003	
Balance as at 1.07.2003	39,378
Increases during the period 1.07.2003 – 30.09.2003	-
Decreases during the period 1.07.2003 – 30.09.2003	(140)
Balance as at 30.09.2003	39,238

III Q 2003 cumulative	
Balance as at 1.01.2003	29,548
Increases during the period 1.01.2003 – 30.09.2003	10,150
Decreases during the period 1.01.2003 – 30.09.2003	(460)
Balance as at 30.09.2003	39,238

1.3. Adjustments in the valuation of financial fixed assets and differences in the valuation of contribution in-kind

1.3.1. Impairment of financial fixed assets

III Q 2003	
Balance as at 1.07.2003	69,038
Increases during the period 1.07.2003 – 30.09.2003	2,127
Decreases during the period 1.07.2003 – 30.09.2003	(386)
Balance as at 30.09.2003	70,779

III Q 2003 cumulative	
Balance as at 1.01.2003	76,410
Increases during the period 1.01.2003 – 30.09.2003	2,702
Decreases during the period 1.01.2003 – 30.09.2003	(8,333)
Balance as at 30.09.2003	70,779

The Capital Group of PKN ORLEN S.A. SA-QSr III/2003 PLN '000

1.3.2. Difference in the valuation of contribution in-kind related to financial long-term assets

III Q 2003	
Balance as at 1.07.2003	4,593
Increases during the period 1.07.2003 – 30.09.2003	-
Decreases during the period 1.07.2003 – 30.09.2003	(367)
Balance as at 30.09.2003	4,226

III Q 2003 cumulative	
Balance as at 1.01.2003	4,586
Increases during the period 1.01.2003 – 30.09.2003	11
Decreases during the period 1.01.2003 – 30.09.2003	(371)
Balance as at 30.09.2003	4,226

1.4. Bad debt provision

III Q 2003	
Balance as at 1.07.2003	330,125
Increases during the period 1.07.2003 – 30.09.2003	8,223
Decreases during the period 1.07.2003 – 30.09.2003	(21,659)
Balance as at 30.09.2003	316,689

III Q 2003 cumulative	
Balance as at 1.01.2003	291,930
Increases during the period 1.01.2003 – 30.09.2003	84,528
Decreases during the period 1.01.2003 – 30.09.2003	(59,769)
Balance as at 30.01.2003	316,689

1.5. Impairment of inventories

The Group made stock valuation adjustments in 3 Q 2003 in the amount of PLN 829 thousand (PLN 878 thousand in 3 Q 2003 cumulatively).

2. Provisions

2.1. Provision for deferred tax

III Q 2003	
Balance as at 1.07.2003	310,972
Increases during the period 1.07.2003– 30.09.2003	3,033
Decreases during the period 1.07.2003 – 30.09.2003	(58,368)
Balance as at 30.09.2003	255,637

III Q 2003 cumulative	
Balance as at 1.01.2003	290,463
Increases during the period 1.01.2003– 30.09.2003	116,074
Decreases during the period 1.01.2003 – 30.09.2003	(150,900)
Balance as at 30.09.2003	255,637

2.2. Provision for jubilee and retirement bonuses

III Q 2003	
Balance as at 1.07.2003	150,278
Increases during the period 1.07.2003– 30.09.2003	8,156
Decreases during the period 1.07.2003 – 30.09.2003	(10,126)
Balance as at 30.09.2003	148,308

The Capital Group of PKN ORLEN S.A. SA-QSr III/2003 PLN '000

III Q 2003 cumulative	
Balance as at 1.01.2003	150,396
Increases during the period 1.01.2003– 30.09.2003	38,640
Decreases during the period 1.01.2003 – 30.09.2003	(40,728)
Balance as at 30.09.2003	148,308

2.3. Other provisions

	Environmental provision	Provision for business risk	Other provisions
III Q 2003			
Balance as at 1.07.2003	372,934	43,664	11,219
Increases during the period 1.07.2003 – 30.09.2003	92	15,634	448
Decreases during the period 1.07.2003 – 30.09.2003	(7,671)	(17,618)	(1,245)
Balance as at 30.09.2003	365,355	41,680	10,422

	Environmental provision	Provision for business risk	Other provisions
III Q 2003 cumulative			
Balance as at 1.01.2003	379,883	29,103	16,721
Increases during the period 1.01.2003 – 30.09.2003	5,251	45,919	6,052
Decreases during the period 1.01.2003 – 30.09.2003	(19,779)	(33,342)	(12,351)
Balance as at 30.09.2003	365,355	41,680	10,422

3. Goodwill from consolidation /Negative goodwill from consolidation

3.1. Goodwill from consolidation

III Q 2003	
Balance as at 1.07.2003	23,360
Increases during the period 1.07.2003– 30.09.2003	10
Decreases during the period 1.07.2003 – 30.09.2003	(1,359)
Balance as at 30.09.2003	22,011

III Q 2003 cumulative	
Balance as at 1.01.2003	26,070
Increases during the period 1.01.2003– 30.09.2003	16
Decreases during the period 1.01.2003 – 30.09.2003	(4,075)
Balance as at 30.09.2003	22,011

3.2. Negative goodwill from consolidation

III Q 2003	
Balance as at 1.07.2003	434,267
Increases during the period 1.07.2003 – 30.09.2003	-
Decreases during the period 1.07.2003 – 30.09.2003	(192,997)
Balance as at 30.09.2003	241,270

III Q 2003 cumulative	
Balance as at 1.01.2003	259,002
Increases during the period 1.01.2003 – 30.09.2003	7,585
Decreases during the period 1.01.2003 – 30.09.2003	(25,317)
Balance as at 30.09.2003	241,270

Decrease of the negative goodwill from consolidation results from changes in settlement of a transaction described in point IVb) in details.

III. DESCRIPTION OF CAPITAL GROUP OPERATIONS IN 3 Q 2003 AND DETAILS OF FACTORS AND EVENTS HAVING A MATERIAL INFLUENCE ON THE FINANCIAL RESULT

At the end of 3Q 2003 PKN ORLEN S.A. owned directly or indirectly shares in following entities, which either are (directly or indirectly) controlled (jointly controlled) by PKN or PKN has (directly or indirectly) significant influence:

- 107 subsidiaries,
- 2 companies jointly controlled,
- 28 associates.

In comparison to the end of 3Q 2002 there was a fall in the total number of subsidiaries, joint ventures and associates from 145 to 137. In 3Q 2003 there were 85 companies consolidated under full or equity method whereas in 3Q 2002 - 78.

The most important factors having material influence on operating results in 3Q 2003 in comparison to 3Q 2002 are as follows (change: 3Q 2003 to 3Q 2002, if not marked)

- higher refining margin ("crack") on quotations for gasoline from 70.55 to 89.53 USD/ton (by 26.9%), for Diesel from 30.88 to 35.75 USD/ton (by 15.8%) and for Ekoterm from 23.06 to 27.49 USD/ton (by 19.2%),
- increase in average price of Brent crude oil in quotations from 26.94 to 28.41 USD/bbl (by 5.5%),
- increase in discount of Ural crude oil in relation to Brent crude oil quotations from /-1.09/ USD/bbl to /-1.24/ USD/bbl (by 13.8%),
- increase in sales volume of gasolines by 23.5%
- increase in sales of Diesel by 26.2%,
- increase in sales volume of Ekoterm by 21.9%,
- increase in sales volume of LPG by 14.8%,
- increase in sales volume of petrochemical products by 16.1%,
- decrease in USD average exchange rate from 4.15 to 3.93 PLN/USD (by 5.3%).

In 3Q 2003 the Capital Group retail sales and wholesales of motor fuels (gasoline, Diesel, LPG, Jet A-1) and light heating oil (Ekoterm) amounted to 2,716,419 tons and was higher than sales realised in the corresponding period of the previous year by 526,730 tons (i.e. by 24.1%). For 3 Q 2003 cumulatively the sales of the products mentioned above increased by 921,380 tons (i.e. by 14.9%) in comparison to the corresponding period of the previous year.

The total sales of products (refinery, chemical and other) in 3Q 2003 amounted to 3,984,427 tons and was higher than in 3Q of previous year by 683,031 tons (i.e. by 20.7%). Total sales for 3Q 2003 cumulatively was higher than in 3Q of previous year by 947,195 tons (i.e. by 10.0%).

The retail sales of motor fuels (gasoline, Diesel, LPG) in 3Q 2003 amounted to 1,050,783 tons and was higher than sales in the corresponding period of previous year by 452,034 tons (by 75.5%), the total increase for 3Q 2003 cumulatively amounted to 1,010,762 tons (61.6%). Such a significant increase results from consolidation of the business activity in Germany from March 2003.

Sales trends of main products are presented in the tables below:

Sales volume of light products - the Capital Group of PKN ORLEN	3Q 2002		3Q 2003		Dynamics (%) 3 Quarter 2003/ 3 Quarter 2002
Wholesale of main light products, including:		**1,524,595**		**1,536,616**	**100.8**
- gasoline (tons)		493,801		436,393	88.4
- Diesel (tons)		584,592		610,334	104.4
- Ekoterm (tons)		364,237		385,997	106.0
Retail sales of motor fuels, including:	**767,972**	**598,749**	**1,343,473**	**1,050,783**	**175.5**
- gasoline (thousand litres) / (tons)	445,158	336,094	779,922	588,841	175.2
- Diesel (thousand litres) / (tons)	287,045	242,553	513,168	433,627	178.8
- LPG (thousand litres) / (tons)	35,769	20,102	50,383	28,315	140.9
Total sales of fuels (tons)		**2,189,689**		**2,716,419**	**124.1**
- including motor fuels (tons)		1,821,575		2,267,872	124.5

<table>
<tr><th rowspan="2">Sales volume of light products
- the Capital Group of PKN ORLEN</th><th colspan="2" rowspan="2">3Q 2002
cumulatively</th><th colspan="2" rowspan="2">3Q 2003
cumulatively</th><th>Dynamics (%)</th></tr>
<tr><th>3 Quarters 2003/
3 Quarters 2002</th></tr>
<tr><td>Wholesale of main light products, including:</td><td colspan="2">4,363,178</td><td colspan="2">4,123,494</td><td>94.5</td></tr>
<tr><td>- gasoline (tons)</td><td colspan="2">1,396,689</td><td colspan="2">1,155,132</td><td>82.7</td></tr>
<tr><td>- Diesel (tons)</td><td colspan="2">1,681,739</td><td colspan="2">1,669,978</td><td>99.3</td></tr>
<tr><td>- Ekoterm light heating oil (tons)</td><td colspan="2">1,087,032</td><td colspan="2">1,095,239</td><td>100.8</td></tr>
<tr><td>Retail sales of motor fuels, including:</td><td>2,106,616</td><td>1,641,404</td><td>3,397,219</td><td>2,652,166</td><td>161.6</td></tr>
<tr><td>- gasoline (thousand litres) / (tons)</td><td>1,260,158</td><td>951,419</td><td>2,010,199</td><td>1,517,700</td><td>159.5</td></tr>
<tr><td>- Diesel (thousand litres) / (tons)</td><td>757,156</td><td>639,797</td><td>1,254,278</td><td>1,059,865</td><td>165.7</td></tr>
<tr><td>- LPG (thousand litres) / (tons)</td><td>89,302</td><td>50,188</td><td>132,742</td><td>74,601</td><td>148.6</td></tr>
<tr><td>Total sales of fuels (tons)</td><td colspan="2">6,184,342</td><td colspan="2">7,105,722</td><td>114.9</td></tr>
<tr><td>- including motor fuels (tones)</td><td colspan="2">5,088,560</td><td colspan="2">5,847,212</td><td>114.9</td></tr>
</table>

Despite high margins on quotations for fuels and significant increase in sales during 3Q 2003 in comparison to 3Q 2002, profit on sales of the Capital Group was not improved directly. Both the high level of fuel prices on international markets together with high price competition on the domestic market and the existence of "black market" forced price reductions and maintenance of competitive prices. The low US Dollar exchange rate and deterioration in petrochemicals market conditions were additional factors which adversely influenced the level of profit on sales.

The results of the Dominant Company compared with the Capital Group were as follows:

in PLN thousand

Items	3Q 2002		PKN's share in the Group	3Q 2003		PKN's share in the Group
	Group	PKN	(%)	Group	PKN	(%)
Crude oil processing ('000 tons)	3,159	3,001	95.0	3,089	2,971	96.2
Net sales revenue	7,161,047	6,472,101	90.4	9,113,322	6,468,057	71.0
Profit on sales	290,691	219,921	75.7	337,222	255,206	75.7
Operating profit	289,743	222,806	76.9	362,864	253,766	69.9
Profit before taxation	258,539	189,893	73.4	305,800	201,739	66.0
Net profit	177,146	133,004	75.1	254,113	164,798	64.9

in PLN thousand

Items	3Q 2002 cumulatively		PKN's share in the Group	3Q 2003 cumulatively		PKN's share in the Group
	Group	PKN	(%)	Group	PKN	(%)
Crude oil processing ('000 tons)	9,602	9,192	95.7	9,119	8,723	95.7
Net sales revenue	19,214,825	17,450,262	90.8	24,356,668	17,906,842	73.5
Profit on sales	718,772	530,814	73.9	1,058,671	861,583	81.4
Operating profit	689,082	517,410	75.1	1,146,867	1,035,383	90.3
Profit before taxation	559,828	411,921	73.6	1,072,875	987,952	92.1
Net profit	376,287	285,547	75.9	805,063	727,787	90.4

During 3Q 2003 the companies of the Capital Group processed 3,089 thousand tons of crude oil. The achieved level of processing was 2.2% lower than in the comperable period of the previous year, wheares the level achived in 3Q 2003 cumulatively was lower by 5.0%.

In 3Q 2003 profit on sales of the Capital Group reached the level of PLN 337,222 thousand and was higher by 16.0% than the result for 3Q 2002. In 3Q 2003 cumulatively profit on sales was higher than in 3Q 2002 by 47.3% and amounted to PLN 1,058,671 thousand. While applying LIFO method, estimated profit on sales in 3Q 2003 amounted to PLN 268 million comparing to PLN 128 million in 3Q 2002. In 3Q 2003 estimated profit on sales calculated using this method amounted to PLN 1,024 million compared to PLN 326 million in the comparable period.

In 3Q 2003 net profit of the Capital Group reached the level of PLN 254,113 thousand and was higher by 43.4% than the result for 3Q 2002. In 3Q 2003 cumulatively net profit was higher by 113.9% than in 3Q 2002 and amounted to PLN 805,063 thousand. While applying LIFO method, estimated net profit in 3Q 2003 amounted to PLN 204 million comparing to PLN 69 million in 3Q 2002. In 3Q 2003 estimated net profit calculated using this method amounted to PLN 779 million compared to PLN 108 million in the comparable period.

In 3Q 2003 the proportion of the net profit of the Dominant Company in the net profit of the Capital Group decreased from 75.1% to 64.9% in comparison to 3Q 2002. This was caused by recognition of higher profits by the biggest subsidiaries (mainly Anwil S.A., ORLEN Gaz Sp. z o.o.) and consolidation in 3Q 2003 the activities of ORLEN Asfalt Sp. z o.o. with net profit amounting to PLN 14 million, ORLEN Laboratorium Sp. z o.o. with net result amounting to PLN 3 million and German business with net profit amounting to PLN 3 million in 3Q 2003 net profit amounting to PLN 11 million. All consolidated subsidiaries reached in 3Q 2003 net result higher by PLN 20 million compared to 3Q 2002.

Financial data with segment information of the Capital Group is presented below:

in PLN million

Items	3Q 2002				3Q 2003			
	Refining	Chemicals	Other operations	Total	Refining	Chemicals	Other operations	Total
Segment result	319	27	9	355	396	44	34	474
Unallocated corporate income				0				3
Unallocated corporate expense				(65)				(114)
Profit from operations				290				363

in PLN million

Items	3Q 2002 cumulatively				3Q 2003 cumulatively			
	Refining	Chemicals	Other operations	Total	Refining	Chemicals	Other operations	Total
Segment result	738	109	57	904	1 101	317	54	1 472
Unallocated corporate income				1				16
Unallocated corporate expense				(216)				(341)
Profit from operations				689				1 147

During 3Q 2003 (cumulatively) segments operating profit increased by 62.8% in comparison to 3Q 2002 (cumulatively). This was caused by the increase of profit in refining segment by 49.2% (due to high margin levels and consolidation of German business since March 2003) and the increase of profit in chemicals segment by 190.8% (effect of the contribution of organized part of the company to Basell Orlen Polyolefins Sp. z o.o.

Under Bonds Issuance Program in 3Q 2003 the Dominant Company completed 5 issuances of total value PLN 270 million:

issuance 1. PLN 40 m (BRE),
issuance 2. PLN 80 m (BH),
issuance 3. PLN 50 m (PKO),
issuance 4. PLN 50 m (BH),
issuance 5. PLN 50 m (BRE).

Bonds of total value amounting to PLN 56 million were acquired by companies from the Capital Group (including PLN 39 million acquired by companies from the Capital Group consolidated under full method).

The Capital Group of PKN ORLEN S.A. SA-QSr III/2003 PLN '000

IV. UNUSUAL ITEMS AND EVENTS HAVING A MATERIAL INFLUENCE ON THE FINANCIAL RESULT

a) Joint venture PKN ORLEN - BASELL

On 28 February 2003 PKN ORLEN in exchange for its organized part of business contributed in kind (assets and liabilities related to production and sales of polyolefin) acquired 50% shares in BASELL ORLEN POLYOLEFINS Sp. z o.o. (formerly Poliolefiny Polska Sp. z o.o.) located in Plock ("BOP"). The remaining 50% was acquired by Basell Europe Holding B.V. ("BEH") in exchange for contributed cash. After the increase the share capital of BOP amounts to PLN 907m.

As a result of the contribution in kind of the organized part of business to BOP, the Group recognized a gain amounting to PLN 82m, net of deferred tax. The gain presented in these financial statements results from 50% share in net assets of BOP which is proportionate to BEH's share in the net assets of this company. The gain amounting to PLN 112m is presented within other operating income. As at the transaction date the investment in BOP was recorded at cost of PLN 342m.

Since 1 March 2003 the joint-venture BOP is accounted for under the equity method in consolidated financial statements. 50% of the company's net profit is adjusted by profits related to 50% of net assets of the company arisen on the transaction of contribution in kind and current mutual transactions.

b) Long-term investments in Germany

On 28 February 2003 the Company acquired a chain of 494 retail stations in Germany (323 stations under the name BP - Aral and 171 stations under the name Eggert together with shareholdings in Eggert – a company previously acquired by ARAL). The business activity in Germany is realized through 6 subsidiaries directly or indirectly 100% controlled by PKN ORLEN.

The transaction has been accounted for under the purchase accounting method as presented below:

Purchase price according to the initial agreement	589,162
Adjusted purchase price (as a result of change in working capital caused mainly by an increase of payables)	299,651
Net value of acquired assets and liabilities, adjusted for liabilities to BP paid by PKN (including PLN 21m of acquired cash)	(305,914)
Negative goodwill	(6,263)

The final settlement of the transaction should be completed by the end of 2003, therefore the final purchase price might change by a maximum of EUR 5m as a result of the terms of realization in the agreement.

Due to the large number of purchased petrol stations the Company is currently engaged in the process of the estimating the fair value of the stations. Consequently, the initial value of acquired assets and liabilities as well as goodwill/negative goodwill may change after completion of this exercise.

Beginning from 1 March 2003 PKN ORLEN consolidates its activities in Germany using full method of consolidation.

The Capital Group of PKN ORLEN S.A. SA-QSr III/2003 PLN '000

c) Disposal of stake in NOM Sp. z o. o.

On 20 May 2003, the Management Board of the Company submitted a put option execution declaration for all Niezalezny Operator Miedzystrefowy Sp. z o.o. ("NOM") shares owned by PKN ORLEN to Polskie Sieci Energetyczne S.A. ("PSE"). The "put" price equals to PLN 112m and is calculated as a sum of a par value of the shares sold and a cumulative investment premium calculated according to the agreement dated 8 June 2000 regulating the cooperation between the NOM shareholders.

According to recently received information, PSE filed a suit to the Court of Arbitration of the Polish Chamber of Commerce in Warsaw, regarding the determination of the validity of the shares sales agreement. Simultaneously, the Company is in preparation of a legal case against PSE, regarding the payment of the above mentioned amounts.

According to the opinion of the Management Board of the Company, based additionally on an independent legal analyses, the Company has correctly executed its put option and sold NOM shares to PSE. Consequently, the Company recognised profit on the transaction amounting to PLN 28m (difference between purchase price of the shares and the sales price resulting from the put option). According to the Management Board the receivable of PLN 112m will be realised in full amount.

d) Dividend from Polkomtel S.A.

Under the resolution of the General Shareholders Meeting of Polkomtel S.A. which took place on 31 March 2003, the dividend pay out to the shareholders from the profit of 2002 was authorised. As the Company owns 19.61% stake in Polkomtel S.A. share capital (i.e. 4,019,780 shares), it recognized dividend income equal to PLN 47m.

The Capital Group of PKN ORLEN S.A. SA-QSr III/2003 PLN '000

V. SEGMENT DATA

Segment:	Refining and Marketing				Chemicals				Other operations				Eliminations				Consolidated			
	for the period				for the period				For the period				for the period				for the period			
	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months
	ended 30 September 2003		ended 30 September 2002		ended 30 September 2003		ended 30 September 2002		ended 30 September 2003		ended 30 September 2002		ended 30 September 2003		ended 30 September 2002		ended 30 September 2003		ended 30 September 2002	
Revenue																				
External sales	21,584,614	8,208,221	16,848,778	6,247,189	2,375,145	762,198	2,080,967	809,535	396,909	142,903	285,080	104,323	-	-	-	-	24,356,668	9,113,322	19,214,825	7,161,047
Inter-segment sales	2,388,456	692,006	1,864,413	752,342	1,030,858	340,495	919,698	342,606	838,852	273,148	912,946	332,202	(4,258,166)	(1,305,649)	(3,697,057)	(1,427,150)	-	-	-	-
Total revenue	23,973,070	8,900,227	18,713,191	6,999,531	3,406,003	1,102,693	3,000,665	1,152,141	1,235,761	416,051	1,198,026	436,525	(4,258,166)	(1,305,649)	(3,697,057)	(1,427,150)	24,356,668	9,113,322	19,214,825	7,161,047
Costs	**(22,865,341)**	**(8,533,797)**	**(17,932,105)**	**(6,675,226)**	**(3,198,251)**	**(1,057,206)**	**(2,886,640)**	**(1,120,265)**	**(1,171,759)**	**(383,755)**	**(1,161,760)**	**(433,923)**	**4,259,106**	**1,305,922**	**3,696,763**	**1,427,037**	**(22,976,245)**	**(8,668,836)**	**(18,283,742)**	**(6,802,377)**
Other operating income	102,548	44,534	78,985	19,297	128,059	3,313	12,392	3,148	31,997	15,404	48,256	12,356			-	-	262,604	63,251	139,633	34,801
Other operating cost	(109,458)	(14,826)	(122,414)	(24,213)	(19,003)	(4,904)	(17,292)	(8,279)	(42,297)	(14,242)	(27,550)	(6,202)			-	-	(170,758)	(33,972)	(167,256)	(38,694)
Result																				
Segment result	1,100,819	396,138	737,657	319,389	316,808	43,896	109,125	26,745	53,702	33,458	56,972	8,756	940	273	(294)	(113)	1,472,269	473,765	903,460	354,777
Unallocated corporate income																	16,381	3,271	911	596
Unallocated corporate expenses																	(341,783)	(114,172)	(215,289)	(65,630)
Profit from operations																	**1,146,867**	**362,864**	**689,082**	**289,743**
Financial income																	235,953	103,789	132,333	48,352
Financial expenses																	(331,697)	(164,295)	(290,424)	(89,898)
Loss on sales of all or part of shares in subordinated entities																	427	-	(1,455)	(1,455)
Gross profit																	**1,051,550**	**302,358**	**529,536**	**246,742**
Extraordinary profits																	894	148	4,638	3,465
Extraordinary losses																	(811)	(535)	(5,870)	(1,873)
Amortisation of goodwill from consolidation	(3,447)	(1,149)	-	-	-	-	-	-	(628)	(210)	(787)	(265)					(4,075)	(1,359)	(787)	(265)
Write off of negative goodwill from consolidation	6,865	(882)	6,424	1,781	18,178	6,059	24,078	8,026	274	11	1,809	663					25,317	5,188	32,311	10,470
Profit before tax																	**1,072,875**	**305,800**	**559,828**	**258,539**

The Capital Group of PKN ORLEN S.A. SA-QSr III/2003 PLN '000

Segment:	Refining and Marketing				Chemicals				Other operations				Eliminations				*Consolidated*			
	for the period				for the period				for the period				for the period				for the period			
	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months
	ended 30 September 2003		ended 30 September 2002		ended 30 September 2003		ended 30 September 2002		ended 30 September 2003		ended 30 September 2002		ended 30 September 2003		ended 30 September 2002		ended 30 September 2003		ended 30 September 2002	
Income tax																	(284,708)	(60,336)	(167,713)	(71,464)
Other obligatory charges on profit (increase of loss)																	(47)	(47)	-	-
Share in profit (losses) of subordinated entities accounted for using equity method	420	609	(71)	285	35,518	16,854	1,812	1,320	8,748	1,592	7,419	1,397					44,686	19,055	9,160	3,002
Minority interests																	(27,743)	(10,359)	(24,988)	(12,931)
Net profit																	805,063	254,113	376,287	177,146

The Capital Group of PKN ORLEN S.A. SA-QSr III/2003 PLN '000

Segment:	Refining and Marketing				Chemicals				Other operations				Consolidated			
	for the period				*for the period*				*for the period*				*for the period*			
	9 months	*3 months*	*9 months*	*3 months*	*9 months*	*3 months*	*9 months*	*3 months*	*9 months*	*3 months*	*9 months*	*3 months*	*9 months*	*3 months*	*9 months*	*3 months*
	ended 30 September 2003		*ended 30 September 2002*		*ended 30 September 2003*		*ended 30 September 2002*		*ended 30 September 2003*		*ended 30 September 2002*		*ended 30 September 2003*		*ended 30 September 2002*	
Property, plant, equipment and intangible assets expenditures	486,058	150,738	370,612	110,960	351,057	220,908	85,770	33,996	88,742	26,122	101,457	52,516	925,857	397,768	557,839	197,472
Property, plant, equipment and intangile assets expenditures unallocated to segments													26,601	6,215	25,500	8,027
Total property, plant, equipment and intagible assets expenditure													**952,458**	**403,983**	**583,339**	**205,499**
Segment depreciation	535,437	177,885	497,149	168,706	143,425	46,064	149,470	49,878	123,032	40,519	122,061	40,824	801,894	264,468	768,680	259,408
Unallocated assets depreciation													25,570	8,799	23,684	7,416
Total depreciation													**827,464**	**273,267**	**792,364**	**266,824**
Non-cash expenses other than depreciation	**73,272**	**4,457**	**80,093**	**15,533**	**11,866**	**3,167**	**15,379**	**7,598**	**34,052**	**12,152**	**20,141**	**3,312**	**119,190**	**19,776**	**115,613**	**26,443**

Geographical segments

As the result of long term investments in Germany, beginning from 1 March 2003 the Group operates in Poland and Germany. The following table shows the distribution of the Company's consolidated sales by geographical market segmental reporting for business segments for 9 and 3 month periods ended 30 September 2003 and 30 September 2002.

	Refining and Marketing				*Chemicals*				*Other operations*				*Consolidated*			
	for the period				*for the period*				*for the period*				*for the period*			
	9 months	*3 months*	*9 months*	*3 months*	*9 months*	*3 months*	*9 months*	*3 months*	*9 months*	*3 months*	*9 months*	*3 months*	*9 months*	*3 mnths*	*9 months*	*3 months*
	ended 30 September 2003		*ended 30 September 2002*		*ended 30 September 2003*		*ended 30 September 2002*		*ended 30 September 2003*		*ended 30 September 2002*		*ended 30 September 2003*		*ended 30 September 2002*	
Export sales	540,364	236,902	667,956	276,513	599,396	187,013	567,361	242,019	13,042	4,886	10,927	1,364	1,152,802	428,801	1,246,244	519,896
Domestic sales	16,691,788	6,058,519	16,180,822	5,970,676	1,775,749	575,185	1,513,606	567,516	383,867	138,017	274,153	102,959	18,851,404	6,771,721	17,968,581	6,641,151
Sales in Germany	4,352,462	1,912,800	-	-	-	-	-	-	-	-	-	-	4,352,462	1,912,800	-	-
Total external sales	**21,584,614**	**8,208,221**	**16,848,778**	**6,247,189**	**2,375,145**	**762,198**	**2,080,967**	**809,535**	**396,909**	**142,903**	**285,080**	**104,323**	**24,356,668**	**9,113,322**	**19,214,825**	**7,161,047**

The Capital Group of PKN ORLEN S.A. SA-QSr III/2003 PLN '000

VI. MOST IMPORTANT EVENTS FOR THE PERIOD FROM 1 JULY 2003 TO THE DAY OF PREPARATION OF THIS REPORT EARLIER REPORTED IN THE CURRENT REPORTS

1 On 1 July 2003 PKN ORLEN informed about taking over shares in ORLEN Petrotank Sp. z o.o. of the total value in the amount of PLN 31,210,505.01 that were subject to a collateral agreement. The amount of PLN 31,210,505.01 represents unpaid Tankpol Sp. z o.o. liability to PKN ORLEN with interest as at 30 June 2003. Before the transaction PKN ORLEN owned 60% of shares in ORLEN PetroTank Sp. z o.o. After the transaction the Company holds 100% stake in ORLEN Petro Tank.

2 On 14 July 2003, the Management Board of PKN ORLEN announced that PKN ORLEN was informed by the Management Board of Nafta Polska S.A. that the Board rejected the offer submitted by the Consortium of Rotch Energy Limited and PKN ORLEN dated 11 December 2002 with subsequent supplementations (an offer to purchase from Nafta Polska S.A. 75% of shares of Rafineria Gdanska S.A. – presently LOTOS Group S.A.) without stating the reason. The Management Board of PKN ORLEN announced that on 14 July 2003 a separate letter, was received from Nafta Polska, informing that Nafta Polska S.A. decided to end the tender for shares of Rafineria Gdanska S.A. (presently LOTOS Group S.A.) without a resolution. On 14 July 2003, PKN ORLEN notified Rotch Energy Limited of the termination of the Consortium Agreement between PKN ORLEN and Rotch Energy Limited signed on 30 October 2002 and consequently of the termination of the Consortium.

3 On 29 July 2003, the Management Board of PKN ORLEN announced that it issued guarantee letters to Bayerische-Hypo und Vereinsbank AG, Dresdner Bank AG, Commerzbank AG and an insurance entity - Zurich Versicherung AG - to secure liabilities of ORLEN Deutschland GmbH resulting from fuel trading operations and amounting to EUR 115 million. The guarantee is valid for 12 months

4 The Management Board of PKN ORLEN announced that on 29 July 2003 it signed an Agreement for a five-year syndicated loan of EUR 500 million. The loan will be repaid within 5 years. PKN ORLEN is entitled to utilise the loan both in EUR and USD.

5 On 6 August 2003 the Management Board of PKN ORLEN announced that the number of its shares held by The Bank of New York decreased by 2.03%. According to current report No 17/2003 from 14 March 2003 The Bank of New York possessed 53,336,068 shares of PKN ORLEN S.A. constituting 12.69% of total number of votes on the General Meeting of Shareholders. On 5 August 2003 the Bank of New York possessed 44,779,954 shares of PKN ORLEN constituting 10.66% of share capital and votes on General Meeting of Shareholders.

6 On 19 August 2003 ORLEN Powiernik Sp. z o.o. which is 100% owned by PKN ORLEN, in line of realisation of Motivation Programme issued an offer to Members of the Management Board of PKN ORLEN for purchase of series A bonds convertible to series D shares of PKN ORLEN. On 19 August 2003, on the basis of this offer, Members of the Management Board has been entitled to receive total of 1,640,493 (one million six hundred forty thousands four hundred ninety three) bonds at a purchase price equal to average share price at the Warsaw Stock Exchange for 30 (thirty) trading days before the appointment of each individual Board Member and increased by 10%. However the price cannot be lower than the bond's issue price of PLN 20.30 (according to resolution No 11 of the General Meeting of Shareholders from 15 May 2000 concerning issue of series A bonds convertible to shares.)

7 On August 28th 2003, the Management Board of PKN ORLEN presented to the Supervisory Board a programme of doubling the economic value of the Company over three years. This ambitious goal is to be achieved thanks to Value Based Management (VBM). The main objective of the Value Based Management program is to direct PKN ORLEN's strategy towards creating value for shareholders. The principal purpose of the project is to establish a stable platform for the performance of strategic goals, to increase the financial potential and operational efficiency, to enhance PKN ORLEN's competitiveness in Poland and in the region, and to strengthen competence and motivation of the management throughout the Company and the Group.

The Capital Group of PKN ORLEN S.A. SA-QSr III/2003 PLN '000

8 The Management Board of PKN ORLEN announced that on 19 September 2003, PKN ORLEN placed with the Romanian Ministry of Industry and Commerce a Letter of Intent expressing PKN ORLEN's interest in the privatisation of Romanian oil leader, SNP Petrom. PKN ORLEN also allows for the possible establishment a consortium of investors interested in purchasing a stake in SNP Petrom. The above step is in line with PKN ORLEN's strategy of active participation in regional consolidation. PKN ORLEN believes this to be a very interesting opportunity, especially in terms of Romania's fuel market potential and Petrom's upstream operations.

9 On 18 September 2003, the Management Board of PKN ORLEN announced that the number of its shares held by The Bank of New York decreased. According to current report No 62/2003 from 6 August 2003 The Bank of New York possessed 44,779,954 shares constituting 10.66% of votes at the General Shareholders' Meeting. As at 17 September 2003 The Bank of New York possessed 41,780,674 shares constituting 9.94% of share capital and votes at the General Shareholders' Meeting.

10 The Management Board of PKN ORLEN informed that on 26 September 2003 Supervisory Board of PKN ORLEN has approved directions presented by the Management Board of the Company in a development strategy of PKN ORLEN. The approved Company's strategy assumes increase in economic value of PKN ORLEN, according to realised Value Based Management and form fundamentals for starting consolidation of Central Europe oil sector and creating horizontally integrated, regional oil company, which potential will ensure its permanent position in the region.

11 On 3 October 2003, the Management Board of PKN ORLEN announced that the number of its shares held by The Bank of New York increased. According to current report No 68/2003 from 18 September 2003 The Bank of New York possessed 41,780,674 shares constituting 9.94% of votes at the General Shareholders' Meeting. As at 2 October 2003 The Bank of New York possessed 42,380,674 shares constituting 10.09% of share capital and votes at the General Shareholders' Meeting.

12 On 3 October 2003 the Management Board of PKN ORLEN received from Mr Jacek Strzelecki, Vice-President of the Management Board for Finance and Economics, information about becoming an owner of 254,493 series A bonds convertible to series D shares of the Company as a result of accepting the purchase offer from ORLEN Powiernik Sp z o.o. within the confines of Management Option Program. One bond entitles to receive as a result of the conversion one Company's share. The last date to submit a statement of converting bonds was due on 10 October 2003. The price of one bond purchased by Mr Jacek Strzelecki amounts to PLN 20.91 and equals to an average share price at the Warsaw Stock Exchange for 30 (thirty) trading days before the appointment of each individual Board Member and increased by 10%. However the price cannot be lower than the bond's issue price of PLN 20.30 (according to resolution No 11 of the General Meeting of Shareholders on 15 May concerning issue of convertibles bonds series A). Mr Jacek Strzelecki, Vice-President of the Management Board for Finance and Economics is related to the Company in accordance with § 2 art. 1 point 30d of the Decree of the Council of Ministers dated 16 October 2001 concerning current and periodic information published by issuers of securities.

13 The Management Board of PKN ORLEN informed that on 22 October 2003 PKN ORLEN applied to District Court in Warsaw for registration of capital increase of the Company as a result of conversion 7,531,924 bonds for PKN ORLEN S.A. shares within the confines of realization of Management Option Program. The application refers to increase of PKN ORLEN initial capital by the amount of PLN 9,414,905 from PLN 525,221,421.25 to PLN 534,636,326.25.
As a result of the capital increase the total number of shares, with a par value of PLN 1.25 each, will amount to 427,709,061. One share authorizes to one vote at the General Meeting of Shareholders of the Company. The part of new shares in the initial capital amounts to 1.76% and to the same part in votes at the General Meeting of Shareholders of PKN ORLEN S.A. The number of bonds, which were not converted for shares amounts to 3,812,860 and accounts for over 5% value of initially issued bonds.

The Capital Group of PKN ORLEN S.A. SA-QSr III/2003 PLN '000

14 On 22 October 2003 the Management Board of PKN ORLEN received information about entering into an agreement on engineering and construction works between Basell Orlen Poyolefins Sp. z o.o. with headquarter in Plock, Tecnimont Poland Sp. z o.o. with headquarter in Warsaw and Tecnimont SpA with headquarter in Milano, Italy. The subject of the agreement from 21 October 2003 is to project and build new installations to produce polypropylen and polyethylen within the joint venture between PKN ORLEN and Basell Europe Holdings B.V. The total cost of the the joint venture's undertakings amounts to EUR 500 million. PKN ORLEN and Basell Europe Holdings B.V. hold 50% of shares in the share capital of Basell ORLEN Polyolefins Sp. z o.o. with headquarter in Plock, representing 50% votes at the General Meeting of Shareholders.

15 On 31 October 2002 the Company executed Annex no. 1 ("the Annex") to the term oil supply contract entered at 20 December 2002 ("the Agreement") with J&S Service & Investments Ltd, a Cyprus legal entity with seat in Larnaca. On the basis of the Agreement changed by the Annex, J&S Service & Investments Ltd is obliged to supply the Company with crude oil until the year 2009 (inclusive) in the average quantity of 5.4 million tons per year what exceeds the primary period stated in the Agreement of 2 years. Moreover on the basis of the Annex the formula referring to the quotations of URAL crude oil prevailing on the international markets was changed. The changes in the Agreement caused by the Annex reflect the current international standards applied in contracts regarding supply of crude oil and do not influence estimated value of the Agreement. The Annex is recognized as the change of "the significant agreement" in meanings of regulations of the Decree of the Council of Ministers dated 16 October 2001 on current and periodic information published by issuers of securities, as the amount of the Agreement exceeds 10% of the Company's shareholders equity.

16 On 6 November 2003 the Management Board of PKN ORLEN received information that the number of its shares held by The Bank of New York decreased. According to current report No 74/2003 from 3 October 2003 The Bank of New York possessed 42,380,674 shares constituting 10.09% of votes at the General Shareholders' Meeting. As at 4 November 2003 The Bank of New York possessed 41,974,304 shares constituting 9.99% of share capital and votes at the General Shareholders' Meeting.

The Capital Group of PKN ORLEN S.A. SA-QSr III/2003 PLN '000

VII. SHAREHOLDERS POSSESSING DIRECTLY OR INDIRECTLY THROUGH DEPENDENT ENTITIES AT LEAST 5% OF VOTES AT THE GENERAL MEETING OF SHAREHOLDERS AS AT DATE OF ISSUE OF QUARTERLY REPORT

Shareholder	Share in number of votes at the GM as at the day of previous quarterly report publication, in %*	Number of shares as at the day of previous quarterly report publication*	Change during the period 5.08.2003-31.10.2003	Share in number of votes in % at the GM as at the day of issue publication of this report**	Number of shares as at the day of issue publication of this report**
Nafta Polska S.A.	17.63%	74,076,299	-	17.63%	74,076,299
State Treasury	10.38%	43,633,897	-	10.38%	43,633,897
The Bank of New York (GDR owners)	10.66%	44,779,954	(0.65)	10.01%	42,048,674
Others	61.33%	257,686,987	0.65	61.98%	260,418,267
Total	100%	420,177,137	-	100%	420,177,137

* Data as at 5 August 2003
** Data as at 31 October 2003

As a result of realisation of the Management options program there were 7,531,924 bonds were converted into shares of PKN ORLEN. On 22 October 2003 the Management Board applied to District Court in Warsaw for registration of capital increase of the Company. As a result of the capital increase the total number of shares amount to 427,709,061 what is described in Note VI point 12,13.

On 20 June 2002 the Company was informed, that Kulczyk Holding S.A. and its affiliates, possessed 23,911,206 shares of PKN ORLEN, constituting 5.69% of total number of votes at the General Meeting of Shareholders.

On 4 July 2003 the Company was informed by Commercial Union Mutual Pension Fund BPH CU WBK, located in Warsaw that Commercial Union Mutual Pension Fund BPH CU WBK possessed on 1 July 2003 21,533,539 shares of PKN ORLEN, constituting 5.13% of the total number of shares at the General Meeting of Shareholders.

Stake of the above shareholders (in %) in the share capital of the Company is consistent with proportion in the number of votes at the General Meeting of Shareholders as at the day of issue of this report.

The Capital Group of PKN ORLEN S.A. SA-QSr III/2003 PLN '000

VIII. CHANGES IN THE COMPANY SHARES POSSESSED BY THE MANAGEMENT BOARD AND BY THE SUPERVISORY BOARD, ACCORDING TO INFORMATION POSSESSED BY THE COMPANY

The Company shares possessed by the Management Board and by the Supervisory Board in III Q 2003:

	Number of shares as at the day of last quarterly report publication*	Acquired	Disposed	Number of shares as at the day of publication of this report**
Management Board	-	254,493	-	254,493
Supervisory Board	-	-	-	-

* Data as at 31 July 2003
** Data as at 31 October 2003
In line with motivation program all bonds acquired by the Management Board have been converted into shares (presented in Note VIb).

IX. INFORMATION ON MATERIAL LEGAL ACTIONS CONCERNING THE COMPANY'S OR ITS DEPENDENT ENTITIES' LIABILITIES

1. On 15 November 2002, based on the act on restructuring of certain budget receivables from enterprises, Rafineria Trzebinia, the Company's subsidiary, applied for the restructuring of budget receivables concerning excise duty and VAT for the period from June to December 1998. On 30 December 2002 fiscal authorities issued a decision on restructuring conditions of payables concerning VAT and excise duty of total value of PLN 35.3m, stating the restructuring charge in the amount of PLN 5.3m. The charge was paid in full in January 2003.

   At the date of preparation of these financial statements, a tax audit on similar case in Rafineria Trzebinia in relation to periods from 1999 to 2001 was in progress and its results are not yet known. In the Company's Management view, considering strong merit background (being base for possible appeal) and obtained legal opinion, likelihood of an unfavourable result of the tax audit is low.

2. In accordance with the Agreement signed on 20 December 2002, Tankpol Sp z o.o transferred to PKN ORLEN due to cession, 40% of shares held in ORLEN PetroTank Sp z o.o. in exchange for receivables from Tankpol Sp. z o.o. Final settlement of this transaction should be made after valuation of shares in ORLEN PetroTank Sp. z o.o. At present the valuation procedures are not finalised yet. On 30 October 2003 a legal case was filed against PKN ORLEN as compensation for PLN 69,898 thousand or return of the ceded shares. In the Company's Management view, based on the independent legal opinion obtained, the final outcome of the above claim should not have a material impact on the presented financial results.

3. Due to the public information in relation to the Company's purchase transactions, the Supervisory Board has taken actions including requests to audit firms to perform specific test procedures, which are aimed at verifying the above information, including an analysis of the specified procurement transactions. As at the date of the financial statements this analysis has not yet been completed. In the Management's opinion, there are no circumstances indicating that the above mentioned matters may materially impact the true and fair presentation of the accompanying unconsolidated and consolidated condensed financial statements for 9 month period ended 30 September 2003.

The Capital Group of PKN ORLEN S.A. SA-QSr III/2003 PLN '000

X. INFORMATION ON LEGAL ACTIONS CONCERNING THE COMPANY'S OR ITS DEPENDENT ENTITIES' LIABILITIES OR RECEIVABLES ACCOUNTING FOR 10% OR MORE OF THE COMPANY'S EQUITY

In the period from 1 January to 30 September 2003 the Company was not involved in any legal actions concerning the Company's or its dependent entities' liabilities or receivables accounting for 10% or more of the Company's equity.

XI. INFORMATION ON UNUSUAL TRANSACTIONS WITH RELATED ENTITIES

Within the period covered by these financial statements the Dominant Company concluded a transaction with BEH concerning contribution in-kind to Basell ORLEN Polyolefins Sp. z o.o., the transaction is described in more details in point IV a). During the period from 1 January to 30 September 2003 there were no unusual transactions with related entities in the Capital Group, where the value of the transaction would exceed EUR 500,000.

XII. INFORMATION ON GUARANTEES OF LOANS GRANTED BY COMPANY OR ITS SUBSIDIARIES TO OTHER ENTITIES, WHERE THE AMOUNT OF GUARANTEE ACCOUNTS FOR 10% OR MORE OF THE COMPANY'S EQUITY

In the Capital Group of PKN ORLEN S.A during the period from 1 January to 30 September 2003, the Dominant Company and its subsidiaries did not grant any sureties of loans, guarantees to any other entities or subsidiaries, where the amount of surety or guarantee would account for 10% or more of the Company's equity.

MANAGEMENT BOARD MEMBERS SIGNATURES

....

President - Zbigniew Wróbel

....

Vice-President – Jacek Strzelecki

....

Vice-President – Sławomir Golonka

....

Vice-President – Janusz Wiśniewski

....

Vice-President - Andrzej Macenowicz

Plock, 12 November 2003

Form SA-QSr III/2003
(quarter/year)

(for manufacturing, contracting, trading and service industry issuers)

According to § 57 section 2 and § 58 section 1 of the The Council of Ministers Decree of 16 October 2001 - Journal of Law, No 139, item 1569 and 2002, No 31, item 280

Management Board of Polski Koncern Naftowy ORLEN Spolka Akcyjna publishes consolidated quarterly report for 3Q 2003

14 November 2003
(date of submission)

SELECTED CONSOLIDATED FINANCIAL DATA	in PLN thousand		in EUR thousand	
	III quarters cumulative from 1.1.2003 to 30.09.2003	III quarters cumulative from 1.1.2002 to 30.09.2002	III quarters cumulative from 1.1.2003 to 30.09.2003	III quarters cumulative from 1.1.2002 to 30.09.2002
I. Net sales of finished products, goods for resale and materials	24 356 668	19 214 825	5 584 086	4 405 251
II. Operating profit	1 146 867	689 082	262 934	157 981
III. Profit before taxation	1 072 875	559 828	245 971	128 348
IV. Net profit	805 063	376 287	184 571	86 269
V. Cash flow from operating activities	1 349 630	931 476	309 420	213 553
VI. Cash flow used in investing activities	(1 034 779)	(683 135)	(237 237)	(156 618)
VII. Cash flow used in / from financing activities	156 078	(254 981)	35 783	(58 458)
VIII. Net cash flow	470 929	(6 640)	107 966	(1 523)
IX. Total assets	16 974 826	14 836 226	3 655 610	3 195 052
X. Liabilities and provisions for liabilities	7 599 616	6 281 195	1 636 614	1 352 685
XI. Long term liabilities	1 398 354	1 339 383	301 142	288 443
XII. Short term liabilities	5 277 948	4 041 799	1 136 631	870 421
XIII. Equity	8 712 643	7 867 066	1 876 309	1 694 210
XIV. Share capital	525 221	525 221	113 109	113 109
XV. Number of shares	420 177 137	420 177 137	420 177 137	420 177 137
XVI. Earnings per ordinary share (in PLN/EUR)	1,92	0,90	0,44	0,21
XVII. Net book value per share (in PLN/EUR)	20,74	18,72	4,47	4,03
XVIII. Declared or paid dividends per share (in PLN/EUR)	-	-	-	-

CONSOLIDATED BALANCE SHEET	as at 30.09.2003 *end of quarter* (current year)	as at 30.06.2003 *end of previous quarter* (current year)	as at 30.09.2002 *end of quarter* (previous year)	as at 30.06.2002 *end of previous quarter* (previous year)
Assets				
I. Fixed assets	10 500 156	10 349 015	9 620 946	9 648 391
1. Intangible fixed assets, including:	96 571	104 199	90 298	95 369
- goodwill	11 001	10 918	154	165
2. Goodwill on consolidation of subordinated entities	22 011	23 360	12 741	4 145
3. Tangible fixed assets	9 083 422	8 974 815	8 495 433	8 552 423
4. Long term receivables	10 337	12 484	17 428	14 246
4.1. From subordinated entities	561	1 536	-	-
4.2. From other entities	9 776	10 948	17 428	14 246
5. Long term investments	1 099 164	1 078 176	812 215	758 141
5.1. Real estate	-	-	-	-
5.2. Intangible fixed assets	-	-	-	-
5.3. Long term financial assets	1 099 164	1 078 176	812 215	758 141
a) in subordinated entities, including:	480 362	460 889	178 294	181 532
- shares in subordinated entities accounted for on an equity basis	444 628	425 155	68 338	64 860
- shares in unconsolidated subsidiaries and joint venture entities	35 734	35 734	25 952	32 668
b) in other entities	618 802	617 287	633 921	576 609
5.4. Other long term investments	-	-	-	-
6. Long term prepayments, deferred costs and deferred tax asset	188 651	155 981	192 831	224 067
6.1. Deferred tax assets	19 618	18 247	30 124	30 135
6.2. Prepayments and deferred costs	169 033	137 734	162 707	193 932
II. Current assets	6 474 670	6 346 517	5 215 280	4 782 449
1. Inventories	2 989 216	3 132 185	2 597 931	2 432 932
2. Short term receivables	2 313 836	2 205 130	1 908 750	1 597 170
2.1. From subordinated entities	130 626	87 934	113 784	139 841
2.2. From other entities	2 183 210	2 117 196	1 794 966	1 457 329
3. Short term investments	724 609	447 067	238 371	257 656
3.1. Short term financial assets	724 108	446 566	238 371	257 656
a) in subordinated entities	227	-	300	-
b) in other entities	74 762	66 786	41 326	40 319
c) cash and cash equivalents	649 119	379 780	196 745	217 337
3.2. Other short term investments	501	501	-	-
4. Short term prepayments and deferred costs	447 009	562 135	470 228	494 691
Total assets	16 974 826	16 695 532	14 836 226	14 430 840

Capital Group of Polski Koncern Naftowy ORLEN S.A. SA-QSr III/2003 in PLN thousand

CONSOLIDATED BALANCE SHEET	as at 30.09.2003 end of quarter (current year)	as at 30.06.2003 end of previous quarter (current year)	as at 30.09.2002 end of quarter (previous year)	as at 30.06.2002 end of previous quarter (previous year)
Liabilities				
I. Equity	8 712 643	8 442 823	7 867 066	7 648 424
1. Share capital	525 221	525 221	525 221	525 221
2. Unpaid share capital (negative value)	-	-	-	-
3. Own shares (negative value)	-	-	-	-
4. Capital reserve	6 280 049	6 278 684	5 747 931	5 743 830
5. Revaluation reserve	670 534	678 844	767 021	727 951
6. Other capital reserves	53 476	53 476	53 476	53 476
7. Foreign exchange gain on inclusion of subordinated entities	54 040	31 601	12	4
8. Undistributed profit from previous years	324 260	324 047	397 118	398 801
9. Net profit	805 063	550 950	376 287	199 141
10. Distribution from profit during financial year (negative value)	-	-	-	-
II. Minority interests	421 297	410 031	418 820	407 573
III. Negative goodwill on subordinated entities	241 270	434 267	269 145	271 373
IV. Liabilities and provisions for liabilities	7 599 616	7 408 411	6 281 195	6 103 470
1. Provisions for liabilities	821 402	889 067	808 738	802 395
1.1. Provision for deferred tax	255 637	310 972	249 320	237 221
1.2. Retirement benefits and similar provisions	148 308	150 278	138 538	137 634
a) long term	130 111	130 100	118 027	116 066
b) short term	18 197	20 178	20 511	21 568
1.3. Other provisions	417 457	427 817	420 880	427 540
a) long term	325 162	329 789	344 246	349 581
b) short term	92 295	98 028	76 634	77 959
2. Long term liabilities	1 398 354	471 076	1 339 383	1 319 222
2.1. To subordinated entities	263	-	-	-
2.2. To other entities	1 398 091	471 076	1 339 383	1 319 222
3. Short term liabilities	5 277 948	5 959 337	4 041 799	3 911 456
3.1. To subordinated entities	66 457	56 155	35 564	33 732
3.2. To other entities	5 160 350	5 844 751	3 954 752	3 819 416
3.3. Special funds	51 141	58 431	51 483	58 308
4. Accruals and deferred income	101 912	88 931	91 275	70 397
4.1. Negative goodwill	454	480	1 258	618
4.2. Other accruals and deferred income	101 458	88 451	90 017	69 779
a) long term	10 267	10 958	1 597	7 041
b) short term	91 191	77 493	88 420	62 738
Total liabilities	16 974 826	16 695 532	14 836 226	14 430 840
Net book value	8 712 643	8 442 823	7 867 066	7 648 424
Number of shares	420 177 137	420 177 137	420 177 137	420 177 137
Net book value per share (in PLN)	20,74	20,09	18,72	18,20

OFF BALANCE SHEET ITEMS	as at 30.09.2003 end of quarter (current year)	as at 30.06.2003 end of previous quarter (current year)	as at 30.09.2002 end of quarter (previous year)	as at 30.06.2002 end of previous quarter (previous year)
1. Contingent receivables	-	-	-	-
1.1. From subordinated entities	-	-	-	-
- received guarantees and sureties	-	-	-	-
1.2. From other entities	-	-	-	-
- received guarantees and sureties	-	-	-	-
2. Contingent liabilities	63 992	90 909	11 442	4 381
2.1. To subordinated entities	47 528	76 195	1 951	1 299
- granted guarantees and sureties	47 528	76 195	1 951	1 299
2.2. To other entities	16 464	14 714	9 491	3 082
- granted guarantees and sureties	700	14 714	9 491	3 082
3. Other	13 586	9 297	46 487	46 303
Total off-balance sheet items	77 578	100 206	57 929	50 684

Capital Group of Polski Koncern Naftowy ORLEN S.A. SA-QSr III/2003 in PLN thousand

CONSOLIDATED INCOME STATEMENT	III quarter (current year) from 1.7.2003 to 30.09.2003	III quarters cumulative (current year) from 1.1.2003 to 30.09.2003	III quarter (previous year) from 1.7.2002 to 30.09.2002	III quarters cumulative (previous year) from 1.1.2002 to 30.09.2002
I. Net sales, including:	9 113 322	24 356 668	7 161 047	19 214 825
- to subordinated entities	204 908	547 645	161 015	432 042
1. Net sales of finished products	6 678 458	18 755 258	6 434 727	17 739 897
2. Net sales of goods for resale and materials	2 434 864	5 601 410	726 320	1 474 928
II. Cost of goods sold, including:	(5 470 924)	(14 164 072)	(3 726 661)	(9 523 762)
- to subordinated entities	(206 658)	(539 246)	(146 064)	(385 580)
1. Cost of sales of finished products	(3 249 059)	(9 058 750)	(3 113 852)	(8 323 565)
2. Cost of goods for resale and materials sold	(2 221 865)	(5 105 322)	(612 809)	(1 200 197)
III. Gross profit on sales (I-II)	3 642 398	10 192 596	3 434 386	9 691 063
IV. Selling and distribution costs	(3 072 892)	(8 447 037)	(2 894 555)	(8 297 087)
V. General and administration expenses	(232 284)	(686 888)	(249 140)	(675 204)
VI. Profit on sales (III-IV-V)	337 222	1 058 671	290 691	718 772
VII. Other operating income	66 522	278 985	35 397	140 544
1. Profit on disposal of non-financial fixed assets	4 876	9 697	6 699	24 397
2. Grants	15	15	-	75
3. Other	61 631	269 273	28 698	116 072
VIII. Other operating expenses	(40 880)	(190 789)	(36 345)	(170 234)
1. Loss from disposal of non-financial fixed assets	(1 431)	(6 097)	(3 213)	(12 083)
2. Impairment of non-financial assets	(15 626)	(39 446)	(5 983)	(19 845)
3. Other	(23 823)	(145 246)	(27 149)	(138 306)
IX. Operating profit (VI+VII-VIII)	362 864	1 146 867	289 743	689 082
X. Financial income	103 789	235 953	48 352	132 333
1. Dividends and shares in profits, including:	166	48 548	386	386
- from subordinated entities	166	2 040	386	386
2. Interest, including:	5 985	33 855	18 390	55 202
- from subordinated entities	1 313	1 731	185	911
3. Profit from sale of investments	685	28 923	(84)	4 554
4. Revaluation of investments	(1 179)	1 052	356	731
5. Other	98 132	123 575	29 304	71 460
XI. Financial expenses	(164 295)	(331 697)	(89 898)	(290 424)
1. Interest, including:	(37 328)	(123 570)	(45 189)	(155 285)
- for subordinated entities	(32)	(435)	(8)	(1 132)
2. Loss from sale of investments	-	-	-	-
3. Revaluation of investments	(1 948)	(3 194)	(169)	(819)
4. Other	(125 019)	(204 933)	(44 540)	(134 320)
XII. Profit (loss) on sale of shares in subordinated entities	-	427	(1 455)	(1 455)
XIII. Gross profit (IX+X-XI+/-XII)	302 358	1 051 550	246 742	529 536
XIV. Extraordinary items (XIV.1. - XIV.2.)	(387)	83	1 592	(1 232)
1. Extraordinary gains	148	894	3 465	4 638
2. Extraordinary losses	(535)	(811)	(1 873)	(5 870)
XV. Amortisation of goodwill from subordinated entities	(1 359)	(4 075)	(265)	(787)
XVI. Negative goodwill from subordinated entities write-off	5 188	25 317	10 470	32 311
XVII. Profit before taxation (XIII+/-XIV-XV+XVI)	305 800	1 072 875	258 539	559 828
XVIII. Income tax	(60 383)	(284 755)	(71 464)	(167 713)
a) current part	(106 587)	(318 724)	(74 788)	(180 748)
b) deferred part	46 204	33 969	3 324	13 035
XIX. Other obligatory charges on profit	-	-	-	-
XX. Share in profit of subordinated entities accounted for under equity method	19 055	44 686	3 002	9 160
XXI. Minority interests	(10 359)	(27 743)	(12 931)	(24 988)
XXII. Net profit (XVII-XVIII-XIX+/-XX+/-XXI)	254 113	805 063	177 146	376 287

Net profit for 12 months (annualised)		908 111		420 633
Weighted average number of ordinary shares		420 177 137		420 177 137
Earnings per ordinary share (in PLN)		2,16		1,00

Capital Group of Polski Koncern Naftowy ORLEN S.A. SA-QSr III/2003 in PLN thousand

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS EQUITY	III quarter (current year) from 1.7.2003 to 30.09.2003	III quarters cumulative (current year) from 1.1.2003 to 30.09.2003	III quarter (previous year) from 1.7.2002 to 30.09.2002	III quarters cumulative (previous year) from 1.1.2002 to 30.09.2002
I. Equity at beginning of period	8 442 823	7 927 014	7 648 424	7 419 130
a) changes in accounting policies	-	-	-	82 009
b) corrections of fundamental errors	-	-	-	-
I. a. Equity at beginning of period restated for comparative data	8 442 823	7 927 014	7 648 424	7 501 139
1. Share capital at beginning of period	525 221	525 221	525 221	525 221
1.1.Movements in share capital	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
1.2. Share capital at end of period	525 221	525 221	525 221	525 221
2. Unpaid share capital at beginning of period	-	-	-	-
2.1. Movements in unpaid share capital	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
2.2. Unpaid share capital at end of period	-	-	-	-
3. Own shares at beginning of period	-	-	-	-
3.1. Movement in own shares	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
3.2 Own shares at end of period	-	-	-	-
4. Capital reserve at beginning of period	6 278 684	5 757 678	5 743 830	5 501 578
4.1. Movements in capital reserve	1 365	522 371	4 101	246 353
a) increases	2 003	523 009	4 101	246 353
- share premium	-	-	-	-
- distribution of profits (by articles)	-	-	-	-
- apportionment of profits (over the minimum provided for by the articles)	421	481 191	1 653	240 867
- transfer from capital reserves due to revaluation of fixed assets disposed	1 582	41 818	2 448	5 486
- other	-	-	-	-
b) decreases	(638)	(638)	-	-
- absorption of losses	(638)	(638)	-	-
- other	-	-	-	-
4.2. Capital reserve at end of period	6 280 049	6 280 049	5 747 931	5 747 931
5. Revaluation reserve at beginning of period	678 844	722 745	727 951	734 796
- changes in accounting policies, restatement of opening balance	-	-	-	(2 600)
5.1. Revaluation reserve at beginning of period restated for comparative data	678 844	722 745	727 951	732 196
5.2. Movements in revaluation reserve	(8 310)	(52 211)	39 070	34 825
a) increases	4 216	4 468	41 917	42 063
- increase of value of long term investments	-	-	58 218	58 218
- deferred tax assets related to entries made to revaluation reserve	2 953	3 205	(16 301)	(16 155)
- other	1 263	1 263	-	-
b) decreases	(12 526)	(56 679)	(2 847)	(7 238)
- fixed assets disposals	(1 582)	(41 818)	(2 448)	(5 486)
- impairment of tangible fixed assets	(10 940)	(11 872)	(399)	(1 752)
- other	(4)	(2 989)	-	-
5.3. Revaluation reserve at end of period	670 534	670 534	767 021	767 021
6. Other capital reserves at beginning of period	53 476	53 476	53 476	53 542
6.1. Movements in other capital reserves	-	-	-	(66)
a) increases	-	-	-	-
b) decreases	-	-	-	(66)
6.2. Other capital reserves at end of period	53 476	53 476	53 476	53 476
7. Foreign exchange differences from recalculation of subordinated entities	54 040	54 040	12	12

Capital Group of Polski Koncern Naftowy ORLEN S.A. SA-QSr III/2003 in PLN thousand

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS EQUITY	III quarter (current year) from 1.7.2003 to 30.09.2003	III quarters cumulative (current year) from 1.1.2003 to 30.09.2003	III quarter (previous year) from 1.7.2002 to 30.09.2002	III quarters cumulative (previous year) from 1.1.2002 to 30.09.2002
8. Undistributed profit (loss) from previous years at beginning of period	874 997	867 885	597 942	603 990
8.1. Undistributed profit from previous years at beginning of period	874 997	867 885	597 942	603 990
a) changes in accounting policies	-	-	-	84 608
b) corrections of fundamental errors	-	-	-	-
8.2. Undistributed profit from previous years at beginning of period restated for comparative data	874 997	867 885	597 942	688 598
a) increases	638	638	-	-
b) decreases	(425)	(544 263)	(1 683)	(291 480)
- dividends paid	-	(58 825)	-	(50 421)
- transfer to capital reserve	(421)	(481 191)	(1 656)	(240 870)
- other capital from consolidation	(4)	(4 247)	(27)	(189)
8.3. Undistributed profit from previous years at end of period *	875 210	324 260	596 259	397 118
8.4. Undistributed loss from previous years at beginning of period	-	-	-	-
8.5. Undistributed loss from previous years at beginning of period restated for comparative data	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
8.6. Undistributed loss from previous years at end of period	-	-	-	-
8.7. Undistributed profit (loss) from previous years at end of period *	875 210	324 260	596 259	397 118
9. Net result for the financial year	254 113	805 063	177 146	376 287
a) net profit	254 113	805 063	177 146	376 287
b) net loss	-	-	-	-
c) distribution from current year profit	-	-	-	-
II. Equity at end of period	8 712 643	8 712 643	7 867 066	7 867 066

* including net profit for IIQ 2003 and IIQ 2002 respectively

Capital Group of Polski Koncern Naftowy ORLEN S.A. SA-QSr III/2003 in PLN thousand

CONSOLIDATED CASH FLOW STATEMENT	III quarter (current year) from 1.7.2003 to 30.09.2003	III quarters cumulative (current year) from 1.1.2003 to 30.09.2003	III quarter (previous year) from 1.7.2002 to 30.09.2002	III quarters cumulative (previous year) from 1.1.2002 to 30.09.2002
A. Cash flow from operating activities				
I. Net profit for the year	254 113	805 063	177 146	376 287
II. Total adjustments	664 098	544 567	(35 316)	555 189
1. Profit from minority interests	10 359	27 743	12 931	24 988
2. Net (profit) from subordinated entities accounted for under equity method	(19 055)	(44 686)	(3 002)	(9 160)
3. Depreciation	268 909	805 693	256 619	760 840
- including amortisation of goodwill from subordinated entities and negative goodwill in subordinated entities write-off	(3 829)	(21 242)	(10 205)	(31 524)
4. Foreign exchange gains/losses	47 008	97 394	29 262	40 017
5. Interest and dividends	31 978	54 527	40 915	138 668
6. (Profit) loss from investing activities	27 564	(1 859)	(3 939)	(6 595)
7. Movements in provisions	(85 639)	(62 123)	(18 040)	(34 822)
8. Movements in stock	145 709	(111 838)	(160 486)	(408 042)
9. Movements in receivables	(117 561)	(296 429)	(285 263)	(316 051)
10. Movements in creditors falling due within one year (with the exception of loans)	268 368	167 057	20 745	354 166
11. Movements in prepayments and accruals	105 694	10 508	74 151	17 994
12. Other adjustments	(19 236)	(101 420)	791	(6 814)
III. Cash flow from operating activities (I+/-II)	918 211	1 349 630	141 830	931 476
B. Cash flow from investing activities				
I. Cash inflows from investing activities	77 049	194 618	134 080	280 338
1. Disposal of intangible fixed assets and tangible fixed assets	14 165	22 604	11 183	33 293
2. Disposal of real estate investments and intangible fixed assets investments	-	-	-	-
3. From financial assets, including:	17 746	108 856	112 732	235 717
a) in subordinated entities	4 680	17 027	320	12 473
- sales of financial assets (except short term securities)	2 306	3 255	61	159
- sales of short term securities	-	-	-	-
- dividends and profits	1 911	12 722	259	12 266
- long-term loans repaid	450	957	-	-
- interest received	13	93	-	48
b) in other entities	13 066	91 829	112 412	223 244
- sales of financial assets (except short term securities)	64	2 509	4 182	14 348
- sales of short term securities	5 968	23 660	107 004	196 540
- dividends and profits	-	46 509	-	-
- long-term loans repaid	4 583	7 673	-	-
- interest received	2 451	11 478	1 209	12 334
- other inflows from financial assets	-	-	17	22
4. Other inflows from investing activities	45 138	63 158	10 165	11 328
II. Cash outflows from investing activities	(279 039)	(1 229 397)	(341 715)	(963 473)
1. Purchases of intangible fixed assets and tangible fixed assets	(382 528)	(834 357)	(201 513)	(618 173)
2. Investments in real estate and intangible fixed assets	-	-	-	-
3. For financial assets, including:	104 756	(389 121)	(128 481)	(232 300)
a) in subordinated entities	126 740	(330 532)	(23 668)	(23 764)
- purchases of financial assets (except short term securities)	126 740	(330 532)	(23 668)	(23 764)
- purchases of short term securities	-	-	-	-
- loans granted	-	-	-	-
b) in other entities	(21 984)	(58 589)	(104 813)	(208 536)
- purchases of financial assets (except short term securities)	(1 040)	(1 040)	-	-
- purchases of short term securities	(14 809)	(42 059)	(104 813)	(208 380)
- loans granted	(6 135)	(15 490)	-	(156)
4. Dividend paid to minority shareholders	(1 267)	(3 464)	(234)	(1 204)
5. Other payments	-	(2 455)	(11 487)	(111 796)
III. Net cash flow used in investing activities	(201 990)	(1 034 779)	(207 635)	(683 135)

Capital Group of Polski Koncern Naftowy ORLEN S.A. SA-QSr III/2003 in PLN thousand

CONSOLIDATED CASH FLOW STATEMENT	III quarter (current year) from 1.7.2003 to 30.09.2003	III quarters cumulative (current year) from 1.1.2003 to 30.09.2003	III quarter (previous year) from 1.7.2002 to 30.09.2002	III quarters cumulative (previous year) from 1.1.2002 to 30.09.2002
C. Cash flow from financing activities				
I. Inflows	1 420 197	3 576 175	470 735	1 333 704
1. Issuance of shares and other capital instruments, additional payments to capital	-	-	-	-
2. Loans	1 206 293	2 337 945	158 763	475 667
3. Issuance of short term securities	213 904	1 238 230	310 194	855 949
4. Other inflows	-	-	1 778	2 088
II. Outflows	(1 867 079)	(3 420 097)	(425 522)	(1 588 685)
1. Redemption of shares	-	-	-	-
2. Dividends and other distributions to shareholders	(58 825)	(58 825)	(50 421)	(50 421)
3. Other than distribution of profit to shareholders payments from profit	-	-	-	-
4. Repayment of loans	(1 319 745)	(1 883 540)	(68 690)	(497 237)
5. Repurchase of short term securities	(439 999)	(1 344 658)	(262 030)	(881 421)
6. Other financial liabilities	-	-	-	-
7. Finance lease payments	(2 180)	(5 705)	(551)	(5 073)
8. Interest paid	(46 170)	(127 369)	(43 830)	(153 879)
9. Other payments	(160)	-	-	(654)
III. Net cash flow used in / from financing activities (I-II)	*(446 882)*	*156 078*	*45 213*	*(254 981)*
D. Net cash flow (A.III+/-B.III+/-C.III)	269 339	470 929	(20 592)	(6 640)
E. Balance sheet change in cash and cash equivalents	269 339	470 929	(20 592)	(6 640)
- including changes in cash and cash equivalents resulting from foreign exchange gains/losses	594	2 270	(2 378)	(497)
F. Total cash and cash equivalents at beginning of period	379 780	178 190	217 337	203 385
G. Total cash and cash equivalents at end of period (F+/- D)	649 119	649 119	196 745	196 745
- including those of limited availability	14 852	14 852	8 960	8 960

r Polski Koncern Naftowy Orlen S.A.
l POKD
e 3Q2003 under PAS-cons. (1)
d 13:38 14 Nov 2003
r 0825S

PKN ORLEN SA
SEC File
82-5036

Independent Auditor's Review Report on the condensed quarterly consolidated financial statements for 9 month period ended 30 September 2003

visory Board of Polski Koncern Naftowy ORLEN S.A.

ewed the attached condensed quarterly consolidated financial statements (SA-QSr) of the capital group of Polski Koncern Naftowy ORLEN S.A. ("the Group"), whose holding company cern Naftowy ORLEN S.A. ("the Dominant Company") located at Plock, Chemikow 7 str., including:

olidated balance sheet as of 30 September 2003 with total assets amounting to 16,974,826,142.19 zloty (in words: sixteen billion and nine hundred seventy four million and eight hundred x thousand and one hundred forty two zlotys and 19/100),

olidated profit and loss account for the period from 1 January 2003 to 30 September 2003 with a net profit amounting to 805.063.000,49 zloty (in words: eight hundred five million and e thousand zlotys and 49/100),

olidated statement of changes in shareholders' equity for the period from 1 January 2003 to 30 September 2003 with a net increase of consolidated shareholders' equity amounting to 379,17 zloty (in words: seven hundred eighty five million and six hundred twenty eight thousand and three hundred seventy nine zlotys and 17/100),

olidated cash flow statement for the period from 1 January 2003 to 30 September 2003 with a net cash inflow amounting to 470.928.271,06 zloty (in words: four hundred seventy million hundred twenty eight thousand and two hundred seventy one zlotys and 6/100),

natory notes.

f the attached condensed quarterly consolidated financial statements for 9 month period ended 30 September 2003 ("attached consolidated financial statements") is prescribed by § 58.3 of the Council of Ministers of 16 October 2001, on current and periodic information published by issuers of securities (Journal of Law No. 139, item 1569 with further amendments) urrent and periodic information")

fairness of the attached condensed quarterly consolidated financial statements and the proper maintenance of the accounting records are the responsibility of the holding company's Board. Our responsibility was to review these attached condensed financial statements.

d our review in accordance with the provisions of law binding in Poland and auditing standards issued by the National Chamber of Auditors. These standards require that we plan and eview in such a way as to obtain moderate assurance as to whether the financial statements are free of material misstatement. The review was mainly based on applying analytical the consolidated financial data, review of consolidation documentation, review of accounting records and discussions with the management of the holding company as well as its he scope of work of a review differs significantly from an audit of financial statements, the objective of which is to express an opinion on the truth and fairness of the financial statements.

we do not express such an opinion on the attached condensed quarterly consolidated financial statements.

r review, nothing came to our attention that causes us to believe that the attached condensed quarterly consolidated financial statements require material amendments for the financial data them to be prepared in accordance with the accounting principles set out in the Accounting Act of 29 September 1994 (Journal of Law No 121, item 591 as amended) and the related s well as with the requirements set out by the Decree on current and periodic information.

ying our report, we draw attention to the following issues:

urchase of the long-term investment in Germany is presented in Note IV b. to the attached consolidated quarterly report. As described in the above-mentioned note, as a result of the final ie transaction the purchase price, value of purchased assets and liabilities as well as the goodwill/ negative goodwill may change.

tor	on behalf of
	Ernst & Young Audit Sp. z o.o.
o. 9542/7118	Emilii Plater St. 53, 00-113 Warsaw
	Registration No. 130
i	Jacek Hryniuk
	Registration No. 9262/6958

ovember 2003

)RMATION ON PRINCIPLES OF PREPARATION OF THE CONSOLIDATED REPORT FOR 3 Q 2003

nat and general rules of preparation of the consolidated and unconsolidated balance sheet, consolidated and unconsolidated income statement, statement of changes in ınd unconsolidated shareholders equity and consolidated and unconsolidated cash flow statement

:ed and unconsolidated condensed financial statements presented in this consolidated quarterly report were prepared in compliance with the Polish Accounting Standards defined by the unting Act of 29 September 1994 (Journal of Law No 76, pos. 694, 2002) and the Decree of the Council of Ministers of 16 October 2001 on type, form and scope of current and periodic ıd dates of its publication by issuers of securities allowed to be traded publicly (Journal of Law No 139, pos. 1569 with further changes, the "Decree") and cover the period from 3 to 30 September 2003 and comparable period from 1 January 2002 to 30 September 2002.

ting rules applied by PKN ORLEN S.A. ("the Company", "Dominant Company") and the Capital Group of Polski Koncern Naftowy ORLEN S.A. roup") in year 2003 were presented in published financial statements: unconsolidated and consolidated for the year 2002.

ɔunting policies in the Capital Group of Polski Koncern Naftowy ORLEN

the Company and the Capital Group did not adopt any significant changes in applied accounting policies in comparison to policies applied by the Company and the Capital Group in year

hod of preparation of the consolidated financial statements

on of the consolidated and unconsolidated balance sheet, consolidated and unconsolidated income statement, statement of changes in consolidated and unconsolidated shareholders equity ated and unconsolidated cash flow statement, the same rules were applied as for preparation of consolidated and unconsolidated financial statements in year 2002.

ed consolidated financial statements reflect all adjustements, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated results of operation, ts and cash flows for each period presented.

inciples of calculation of the selected financial data denominated in EURO

ncial data has been recalculated to EURO according to the following principles:

sheet items - the average rate published as at 30 September 2003 - i.e. 4.6435 zloty/ EURO,
statement and cash flow items - exchange rate calculated as a simple average of National Bank of Poland average rates for the last day of each month of the period from 1 January 2003 to ember 2003 – i.e. 4.3618 zloty/ EURO.

IATION ON CHANGES IN PROVISIONS AND FIXED ASSETS IMPAIRMENT LOSSES - CONSOLIDATED DATA

ent of assets

nent of tangible fixed assets

at 1.07.2003	44,501
uring the period 1.07.2003– 30.09.2003	25,771
luring the period 1.07.2003– 30.09.2003	(142)
at 30.09.2003	70,130

cumulative	
at 1.01.2003	37,318
uring the period 1.01.2003 – 30.09.2003	40,810
luring the period 1.01.2003 – 30.09.2003	(7,998)
at 30.09.2003	70,130

nent of construction in progress

at 1.07.2003	39,378
uring the period 1.07.2003 – 30.09.2003	-
luring the period 1.07.2003 – 30.09.2003	(140)

t 30.09.2003	39,238

:umulative	
t 1.01.2003	29,548
ring the period 1.01.2003 – 30.09.2003	10,150
uring the period 1.01.2003 – 30.09.2003	(460)
.t 30.09.2003	39,238

ents in the valuation of financial fixed assets and differences in the valuation of contribution in-kind

ıairment of financial fixed assets

t 1.07.2003	69,038
ring the period 1.07.2003 – 30.09.2003	2,127
uring the period 1.07.2003 – 30.09.2003	(386)
.t 30.09.2003	70,779

:umulative	
ıt 1.01.2003	76,410
ıring the period 1.01.2003 – 30.09.2003	2,702
uring the period 1.01.2003 – 30.09.2003	(8,333)
ıt 30.09.2003	70,779

ence in the valuation of contribution in-kind related to financial long-term assets

ıt 1.07.2003	4,593
ıring the period 1.07.2003 – 30.09.2003	-
uring the period 1.07.2003 – 30.09.2003	(367)
ıt 30.09.2003	4,226

cumulative	
ıt 1.01.2003	4,586
ıring the period 1.01.2003 – 30.09.2003	11
uring the period 1.01.2003 – 30.09.2003	(371)
ıt 30.09.2003	4,226

ɔt provision

ıt 1.07.2003	330,125
ıring the period 1.07.2003 – 30.09.2003	8,223
uring the period 1.07.2003 – 30.09.2003	(21,659)
ıt 30.09.2003	316,689

cumulative	
ıt 1.01.2003	291,930
ıring the period 1.01.2003 – 30.09.2003	84,528
uring the period 1.01.2003 – 30.09.2003	(59,769)
ıt 30.01.2003	316,689

ıt of inventories

le stock valuation adjustments in 3 Q 2003 in the amount of PLN 829 thousand (PLN 878 thousand in 3 Q 2003 cumulatively).

s

for deferred tax

1.07.2003	310,972
ng the period 1.07.2003– 30.09.2003	3,033
ing the period 1.07.2003 – 30.09.2003	(58,368)
30.09.2003	255,637

ımulative	
1.01.2003	290,463
ing the period 1.01.2003– 30.09.2003	116,074
ring the period 1.01.2003 – 30.09.2003	(150,900)
30.09.2003	255,637

for jubilee and retirement bonuses

1.07.2003	150,278
ing the period 1.07.2003– 30.09.2003	8,156
ring the period 1.07.2003 – 30.09.2003	(10,126)
30.09.2003	148,308

umulative	
1.01.2003	150,396
ing the period 1.01.2003– 30.09.2003	38,640
ring the period 1.01.2003 – 30.09.2003	(40,728)
30.09.2003	148,308

ovisions

	Environmental provision	Provision for business risk	Other provisions
1.07.2003	372,934	43,664	11,219
ing the period 30.09.2003	92	15,634	448
ring the period 30.09.2003	(7,671)	(17,618)	(1,245)
30.09.2003	365,355	41,680	10,422

	Environmental	Provision for

	provision	business risk	Other provisions
cumulative			
ıt 1.01.2003	379,883	29,103	16,721
ıring the period 30.09.2003	5,251	45,919	6,052
uring the period 30.09.2003	(19,779)	(33,342)	(12,351)
ıt 30.09.2003	365,355	41,680	10,422

from consolidation /Negative goodwill from consolidation

ll from consolidation

at 1.07.2003	23,360
ıring the period 1.07.2003– 30.09.2003	10
luring the period 1.07.2003 – 30.09.2003	(1,359)
at 30.09.2003	22,011

cumulative	
at 1.01.2003	26,070
uring the period 1.01.2003– 30.09.2003	16
luring the period 1.01.2003 – 30.09.2003	(4,075)
at 30.09.2003	22,011

e goodwill from consolidation

at 1.07.2003	434,267
uring the period 1.07.2003 – 30.09.2003	-
luring the period 1.07.2003 – 30.09.2003	(192,997)
at 30.09.2003	241,270

cumulative	
at 1.01.2003	259,002
uring the period 1.01.2003 – 30.09.2003	7,585
luring the period 1.01.2003 – 30.09.2003	(25,317)
at 30.09.2003	241,270

the negative goodwill from consolidation results from changes in settlement of a transaction described in point IVb) in details.

IPTION OF CAPITAL GROUP OPERATIONS IN 3 Q 2003 AND DETAILS OF FACTORS AND EVENTS HAVING A MATERIAL INFLUENCE ON THE FINANCIAL

f 3Q 2003 PKN ORLEN S.A. owned directly or indirectly shares in following entities, which either are (directly or indirectly) controlled (jointly controlled) by PKN or PKN has (directly
) significant influence:
bsidiaries,
anies jointly controlled,
ciates.
on to the end of 3Q 2002 there was a fall in the total number of subsidiaries, joint ventures and associates from 145 to 137. In 3Q 2003 there were 85 companies consolidated under full or
od whereas in 3Q 2002 - 78.

:tant factors having material influence on operating results in 3Q 2003 in comparison to 3Q 2002 are as follows (change: 3Q 2003 to 3Q 2002, if not marked)
ining margin ("crack") on quotations for gasoline from 70.55 to 89.53 USD/ton (by 26.9%), for Diesel from 30.88 to 35.75 USD/ton (by 15.8%) and for Ekoterm from 23.06 to 27.49 ›y 19.2%),
ı average price of Brent crude oil in quotations from 26.94 to 28.41 USD/bbl (by 5.5%),
ı discount of Ural crude oil in relation to Brent crude oil quotations from /-1.09/ USD/bbl to
D/bbl (by 13.8%),
ı sales volume of gasolines by 23.5%
ı sales of Diesel by 26.2%,
ı sales volume of Ekoterm by 21.9%,
ı sales volume of LPG by 14.8%,
n sales volume of petrochemical products by 16.1%,
n USD average exchange rate from 4.15 to 3.93 PLN/USD (by 5.3%).

e Capital Group retail sales and wholesales of motor fuels (gasoline, Diesel, LPG, Jet A-1) and light heating oil (Ekoterm) amounted to 2,716,419 tons and was higher than sales realised ›nding period of the previous year by 526,730 tons (i.e. by 24.1%). For 3 Q 2003 cumulatively the sales of the products mentioned above increased by 921,380 tons (i.e. by 14.9%) in the corresponding period of the previous year.

of products (refinery, chemical and other) in 3Q 2003 amounted to 3,984,427 tons and was higher than in 3Q of previous year by 683,031 tons (i.e. by 20.7%). Total sales for 3Q 2003 vas higher than in 3Q of previous year by 947,195 tons (i.e. by 10.0%).
; of motor fuels (gasoline, Diesel, LPG) in 3Q 2003 amounted to 1,050,783 tons and was higher than sales in the corresponding period of previous year by 452,034 tons (by 75.5%), the 'or 3Q 2003 cumulatively amounted to 1,010,762 tons (61.6%). Such a significant increase results from consolidation of the business activity in Germany from March 2003.

' main products are presented in the tables below:

me of light products ital Group of PKN ORLEN	3Q 2002		3Q 2003		Dynamics (%) 3 Quarter 2003/ 3 Quarter 2002
main light products,		**1,524,595**		**1,536,616**	**100.8**
ns)		493,801		436,393	88.4
)		584,592		610,334	104.4
ns)		364,237		385,997	106.0
f motor fuels,	**767,972**	**598,749**	**1,343,473**	**1,050,783**	**175.5**
ousand litres) / (tons)	445,158	336,094	779,922	588,841	175.2
ısand litres) / (tons)	287,045	242,553	513,168	433,627	178.8
nd litres) / (tons)	35,769	20,102	50,383	28,315	140.9
' fuels (tons)		**2,189,689**		**2,716,419**	**124.1**
ıotor fuels (tons)		1,821,575		2,267,872	124.5

ume of light products l Group of PKN ORLEN	3Q 2002 cumulatively	3Q 2003 cumulatively	Dynamics (%) 3 Quarters 2003/ 3 Quarters 2002
main light products,	**4,363,178**	**4,123,494**	**94.5**
ns)	1,396,689	1,155,132	82.7

s)		1,681,739		1,669,978	99.3
ght heating oil (tons)		1,087,032		1,095,239	100.8
of motor fuels, including:	**2,106,616**	**1,641,404**	**3,397,219**	**2,652,166**	**161.6**
ousand litres) / (tons)	1,260,158	951,419	2,010,199	1,517,700	159.5
usand litres) / (tons)	757,156	639,797	1,254,278	1,059,865	165.7
sand litres) / (tons)	89,302	50,188	132,742	74,601	148.6
f fuels (tons)		**6,184,342**		**7,105,722**	**114.9**
otor fuels (tones)		5,088,560		5,847,212	114.9

margins on quotations for fuels and significant increase in sales during 3Q 2003 in comparison to 3Q 2002, profit on sales of the Capital Group was not improved directly. Both the high prices on international markets together with high price competition on the domestic market and the existence of "black market" forced price reductions and maintenance of competitive w US Dollar exchange rate and deterioration in petrochemicals market conditions were additional factors which adversely influenced the level of profit on sales.

f the Dominant Company compared with the Capital Group were as follows:

in PLN thousand

Items	3Q 2002		PKN's share in the Group	3Q 2003		PKN's share in the Group
	Group	PKN	(%)	Group	PKN	(%)
ocessing ('000 tons)	3,159	3,001	95.0	3,089	2,971	96.2
venue	7,161,047	6,472,101	90.4	9,113,322	6,468,057	71.0
es	290,691	219,921	75.7	337,222	255,206	75.7
rofit	289,743	222,806	76.9	362,864	253,766	69.9
e taxation	258,539	189,893	73.4	305,800	201,739	66.0
	177,146	133,004	75.1	254,113	164,798	64.9

in PLN thousand

Items	3Q 2002 cumulatively		PKN's share in the Group	3Q 2003 cumulatively		PKN's share in the Group
	Group	PKN	(%)	Group	PKN	(%)
ocessing ('000 tons)	9,602	9,192	95.7	9,119	8,723	95.7
venue	19,214,825	17,450,262	90.8	24,356,668	17,906,842	73.5
es	718,772	530,814	73.9	1,058,671	861,583	81.4
rofit	689,082	517,410	75.1	1,146,867	1,035,383	90.3
e taxation	559,828	411,921	73.6	1,072,875	987,952	92.1
	376,287	285,547	75.9	805,063	727,787	90.4

003 the companies of the Capital Group processed 3,089 thousand tons of crude oil. The achieved level of processing was 2.2% lower than in the comperable period of the previous year, evel achived in 3Q 2003 cumulatively was lower by 5.0%.

rofit on sales of the Capital Group reached the level of PLN 337,222 thousand and was higher by 16.0% than the result for 3Q 2002. In 3Q 2003 cumulatively profit on sales was higher 002 by 47.3% and amounted to PLN 1,058,671 thousand. While applying LIFO method, estimated profit on sales in 3Q 2003 amounted to PLN 268 million comparing to PLN 128 million n 3Q 2003 estimated profit on sales calculated using this method amounted to PLN 1,024 million compared to PLN 326 million in the comparable period.

et profit of the Capital Group reached the level of PLN 254,113 thousand and was higher by 43.4% than the result for 3Q 2002. In 3Q 2003 cumulatively net profit was higher by 113.9%

)2 and amounted to PLN 805,063 thousand. While applying LIFO method, estimated net profit in 3Q 2003 amounted to PLN 204 million comparing to PLN 69 million in 3Q 2002. In 3Q
d net profit calculated using this method amounted to PLN 779 million compared to PLN 108 million in the comparable period.

e proportion of the net profit of the Dominant Company in the net profit of the Capital Group decreased from 75.1% to 64.9% in comparison to 3Q 2002. This was caused by recognition its by the biggest subsidiaries (mainly Anwil S.A., ORLEN Gaz Sp. z o.o.) and consolidation in 3Q 2003 the activities of ORLEN Asfalt Sp. z o.o. with net profit amounting to PLN 14 EN Laboratorium Sp. z o.o. with net result amounting to PLN 3 million and German business with net profit amounting to PLN 3 million in 3Q 2003 net profit amounting to PLN 11 onsolidated subsidiaries reached in 3Q 2003 net result higher by PLN 20 million compared to 3Q 2002.

with segment information of the Capital Group is presented below:

in PLN million

	3Q 2002				3Q 2003			
	Refining	Chemicals	Other operations	Total	Refining	Chemicals	Other operations	Total
:	319	27	9	355	396	44	34	474
rporate				0				3
rporate				(65)				(114)
erations				290				363

in PLN million

s	3Q 2002 cumulatively				3Q 2003 cumulatively			
	Refining	Chemicals	Other operations	Total	Refining	Chemicals	Other operations	Total
t	738	109	57	904	1 101	317	54	1 472
orporate				1				16
orporate				(216)				(341)
erations				689				1 147

)03 (cumulatively) segments operating profit increased by 62.8% in comparison to 3Q 2002 (cumulatively). This was caused by the increase of profit in refining segment by 49.2% (due to evels and consolidation of German business since March 2003) and the increase of profit in chemicals segment by 190.8% (effect of the contribution of organized part of the company to Polyolefins Sp. z o.o.

Issuance Program in 3Q 2003 the Dominant Company completed 5 issuances of total value PLN 270 million:

- PLN 40 m (BRE),
- PLN 80 m (BH),
- PLN 50 m (PKO),
- PLN 50 m (BH),
- PLN 50 m (BRE).

l value amounting to PLN 56 million were acquired by companies from the Capital Group (including PLN 39 million acquired by companies from the Capital Group consolidated under

AL ITEMS AND EVENTS HAVING A MATERIAL INFLUENCE ON THE FINANCIAL RESULT

nture PKN ORLEN - BASELL

ary 2003 PKN ORLEN in exchange for its organized part of business contributed in kind (assets and liabilities related to production and sales of polyolefin) acquired 50% shares in LEN POLYOLEFINS Sp. z o.o. (formerly Poliolefiny Polska Sp. z o.o.) located in Plock ("BOP"). The remaining 50% was acquired by Basell Europe Holding B.V. ("BEH") in contributed cash. After the increase the share capital of BOP amounts to PLN 907m.

f the contribution in kind of the organized part of business to BOP, the Group recognized a gain amounting to PLN 82m, net of deferred tax. The gain presented in these financial sults from 50% share in net assets of BOP which is proportionate to BEH's share in the net assets of this company. The gain amounting to PLN 112m is presented within other operating t the transaction date the investment in BOP was recorded at cost of PLN 342m.

h 2003 the joint-venture BOP is accounted for under the equity method in consolidated financial statements. 50% of the company's net profit is adjusted by profits related to 50% of net company arisen on the transaction of contribution in kind and current mutual transactions.

erm investments in Germany

ary 2003 the Company acquired a chain of 494 retail stations in Germany (323 stations under the name BP - Aral and 171 stations under the name Eggert together with shareholdings in mpany previously acquired by ARAL). The business activity in Germany is realized through 6 subsidiaries directly or indirectly 100% controlled by PKN ORLEN.

ion has been accounted for under the purchase accounting method as presented below:

rice according to the initial agreement	589,162
urchase price (as a result of change in working capital caused an increase of payables)	299,651
of acquired assets and liabilities, adjusted for liabilities to BP paid by PKN PLN 21m of acquired cash)	(305,914)
oodwill	(6,263)

tlement of the transaction should be completed by the end of 2003, therefore the final purchase price might change by a maximum of EUR 5m as a result of the terms of realization in the

rge number of purchased petrol stations the Company is currently engaged in the process of the estimating the fair value of the stations. Consequently, the initial value of acquired assets s as well as goodwill/negative goodwill may change after completion of this exercise.

om 1 March 2003 PKN ORLEN consolidates its activities in Germany using full method of consolidation.

al of stake in NOM Sp. z o. o.

2003, the Management Board of the Company submitted a put option execution declaration for all Niezalezny Operator Miedzystrefowy Sp. z o.o. ("NOM") shares owned by PKN ORLEN eci Energetyczne S.A. ("PSE"). The "put" price equals to PLN 112m and is calculated as a sum of a par value of the shares sold and a cumulative investment premium calculated according nent dated 8 June 2000 regulating the cooperation between the NOM shareholders.

recently received information, PSE filed a suit to the Court of Arbitration of the Polish Chamber of Commerce in Warsaw, regarding the determination of the validity of the shares sales Simultaneously, the Company is in preparation of a legal case against PSE, regarding the payment of the above mentioned amounts.

the opinion of the Management Board of the Company, based additionally on an independent legal analyses, the Company has correctly executed its put option and sold NOM shares to quently, the Company recognised profit on the transaction amounting to PLN 28m (difference between purchase price of the shares and the sales price resulting from the put option).

the Management Board the receivable of PLN 112m will be realised in full amount.

d from Polkomtel S.A.

solution of the General Shareholders Meeting of Polkomtel S.A. which took place on 31 March 2003, the dividend pay out to the shareholders from the profit of 2002 was authorised. As owns 19.61% stake in Polkomtel S.A. share capital (i.e. 4,019,780 shares), it recognized dividend income equal to PLN 47m.

GMENT DATA

	Refining and Marketing				Chemicals				Other operations				Eliminations				Conso	
	for the period				for the period				For the period				for the period				for the	
	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months
	ended 30 September 2003		ended 30 September 2002		ended 30 September 2003		ended 30 September 2002		ended 30 September 2003		ended 30 September 2002		ended 30 September 2003		ended 30 September 2002		ended 30 September 2003	
nue																		
ales	21,584,614	8,208,221	16,848,778	6,247,189	2,375,145	762,198	2,080,967	809,535	396,909	142,903	285,080	104,323	-	-	-	-	24,356,668	9,113,32
ales	2,388,456	692,006	1,864,413	752,342	1,030,858	340,495	919,698	342,606	838,852	273,148	912,946	332,202	(4,258,166	(1,305,649	(3,697,057	(1,427,150	-	-
nue	23,973,070	8,900,227	18,713,191	6,999,531	3,406,003	1,102,693	3,000,665	1,152,141	1,235,761	416,051	1,198,026	436,525	(4,258,166	(1,305,649	(3,697,057	(1,427,150	24,356,668	9,113,32
osts	**(22,865,341**	**(8,533,797**	**(17,932,105**	**(6,675,226**	**(3,198,251**	**(1,057,206**	**(2,886,640**	**(1,120,265**	**(1,171,759**	**(383,755**	**(1,161,760**	**(433,923**	**4,259,106**	**1,305,922**	**3,696,763**	**1,427,037**	**(22,976,245**	**(8,668,83**
ting ome	102,548	44,534	78,985	19,297	128,059	3,313	12,392	3,148	31,997	15,404	48,256	12,356			-	-	262,604	63,251
ting cost	(109,458)	(14,826)	(122,414)	(24,213)	(19,003)	(4,904)	(17,292)	(8,279)	(42,297)	(14,242)	(27,550)	(6,202)			-	-	(170,758)	(33,972)
sult																		
sult	1,100,819	396,138	737,657	319,389	316,808	43,896	109,125	26,745	53,702	33,458	56,972	8,756	940	273	(294)	(113)	1,472,269	473,765
ated ome																	16,381	3,271
ated nses																	(341,783)	(114,172
rom ions																	**1,146,867**	**362,864**
ome																	235,953	103,789
enses of all es in nated tities																	(331,697)	(164,295
																	427	-
rofit																	**1,051,550**	**302,358**
inary rofits																	894	148
inary osses																	(811)	(535)
on of from ation	(3,447)	(1,149)	-	-	-	-	-	-	(628)	(210)	(787)	(265)					(4,075)	(1,359)
off of dwill ation	6,865	(882)	6,424	1,781	18,178	6,059	24,078	8,026	274	11	1,809	663					25,317	5,188
tax																	**1,072,875**	**305,800**

t:	Refining and Marketing				Chemicals				Other operations				Eliminations				Consolidated			
	for the period				for the period				for the period				for the period				for the period			
	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	m
	ended 30 September 2003		ended 30 September 2002		ended 30 September 2003		ended 30 September 2002		ended 30 September 2003		ended 30 September 2002		ended 30 September 2003		ended 30 September 2002		ended 30 September 2003		ended 30 September 2	

																	(284,708	(60,336)	(167,713	(
																	(47)	(47)	-	
es) or d	420	609	(71)	285	35,518	16,854	1,812	1,320	8,748	1,592	7,419	1,397					44,686	19,055	9,160	
																	(27,743)	(10,359)	(24,988)	(
																	805,063	**254,113**	**376,287**	**1**

Segment:	**Refining and Marketing**				**Chemicals**				**Other operations**					
	for the period				*for the period*				*for the period*					
	9 months	*3 months*	*9 months*	*3 months*	*9 months*	*3 months*	*9 months*	*3 months*	*9 months*	*3 months*	*9 months*	*3 months*	*9 months*	*1*
	ended 30 September 2003		*ended 30 September 2002*		*ended 30 September 2003*		*ended 30 September 2002*		*ended 30 September 2003*		*ended 30 September 2002*		*ende 30 Septeml*	
Property, plant, equipment and intangible assets expenditures	486,058	150,738	370,612	110,960	351,057	220,908	85,770	33,996	88,742	26,122	101,457	52,516	925,857	
Property, plant, equipment and intangile assets expenditures unallocated to segments													26,601	
Total property, plant, equipment and intagible assets expenditure													**952,458**	
Segment depreciation	535,437	177,885	497,149	168,706	143,425	46,064	149,470	49,878	123,032	40,519	122,061	40,824	801,894	
Unallocated assets depreciation													25,570	
Total depreciation													**827,464**	
Non-cash expenses other than depreciation	**73,272**	**4,457**	**80,093**	**15,533**	**11,866**	**3,167**	**15,379**	**7,598**	**34,052**	**12,152**	**20,141**	**3,312**	**119,190**	

Geographical segments

As the result of long term investments in Germany, beginning from 1 March 2003 the Group operates in Poland and Germany. The following table shows the distribution of the Company's consolidated sales by geographical market segmental reporting for business segments for 9 and 3 month periods ended 30 September 2003 and 30 September 2002.

	Refining and Marketing				*Chemicals*				*Other operations*				*Con*	
	for the period				*for the period*				*for the period*				*for*	
	9 months	*3 months*	*9 months*	*3 months*	*9 months*	*3 months*	*9 months*	*3 months*	*9 months*	*3 months*	*9 months*	*3 months*	*9 months*	*3 mnth*
	ended 30 September 2003		*ended 30 September 2002*		*ended 30 September 2003*		*ended 30 September 2002*		*ended 30 September 2003*		*ended 30 September 2002*		*ended 30 September 2003*	
	540,364	236,902	667,956	276,513	599,396	187,013	567,361	242,019	13,042	4,886	10,927	1,364	1,152,802	428,
es	16,691,788	6,058,519	16,180,822	5,970,676	1,775,749	575,185	1,513,606	567,516	383,867	138,017	274,153	102,959	18,851,404	6,771
	4,352,462	1,912,800	-	-	-	-	-	-	-	-	-	-	4,352,462	1,912
ıal	**21,584,614**	**8,208,221**	**16,848,778**	**6,247,189**	**2,375,145**	**762,198**	**2,080,967**	**809,535**	**396,909**	**142,903**	**285,080**	**104,323**	**24,356,668**	**9,113**

›ST IMPORTANT EVENTS FOR THE PERIOD FROM 1 JULY 2003 TO THE DAY OF PREPARATION OF THIS REPORT EARLIER REPORTED IN THE CURRENT ORTS

/ 2003 PKN ORLEN informed about taking over shares in ORLEN Petrotank Sp. z o.o. of the total value in the amount of PLN 31,210,505.01 that were subject to a collateral agreement. ınt of PLN 31,210,505.01 represents unpaid Tankpol Sp. z o.o. liability to PKN ORLEN with interest as at 30 June 2003. Before the transaction PKN ORLEN owned 60% of shares in ›etroTank Sp. z o.o. After the transaction the Company holds 100% stake in ORLEN Petro Tank.

ly 2003, the Management Board of PKN ORLEN announced that PKN ORLEN was informed by the Management Board of Nafta Polska S.A. that the Board rejected the offer submitted ›nsortium of Rotch Energy Limited and PKN ORLEN dated 11 December 2002 with subsequent supplementations (an offer to purchase from Nafta Polska S.A. 75% of shares of Gdanska S.A. – presently LOTOS Group S.A.) without stating the reason. The Management Board of PKN ORLEN announced that on 14 July 2003 a separate letter, was received from ska, informing that Nafta Polska S.A. decided to end the tender for shares of Rafineria Gdanska S.A. (presently LOTOS Group S.A.) without a resolution. On 14 July 2003, PKN ORLEN ₹otch Energy Limited of the termination of the Consortium Agreement between PKN ORLEN and Rotch Energy Limited signed on 30 October 2002 and consequently of the termination nsortium.

ıly 2003, the Management Board of PKN ORLEN announced that it issued guarantee letters to Bayerische-Hypo und Vereinsbank AG, Dresdner Bank AG, Commerzbank AG and an : entity - Zurich Versicherung AG - to secure liabilities of ORLEN Deutschland GmbH resulting from fuel trading operations and amounting to EUR 115 million. The guarantee is valid ›nths

ıagement Board of PKN ORLEN announced that on 29 July 2003 it signed an Agreement for a five-year syndicated loan of EUR 500 million. The loan will be repaid within 5 years. PKN is entitled to utilise the loan both in EUR and USD.

ıgust 2003 the Management Board of PKN ORLEN announced that the number of its shares held by The Bank of New York decreased by 2.03%. According to current report No 17/2003 March 2003 The Bank of New York possessed 53,336,068 shares of PKN ORLEN S.A. constituting 12.69% of total number of votes on the General Meeting of Shareholders. On 5 003 the Bank of New York possessed 44,779,954 shares of PKN ORLEN constituting 10.66% of share capital and votes on General Meeting of Shareholders.

ıugust 2003 ORLEN Powiernik Sp. z o.o. which is 100% owned by PKN ORLEN, in line of realisation of Motivation Programme issued an offer to Members of the Management Board of LEN for purchase of series A bonds convertible to series D shares of PKN ORLEN. On 19 August 2003, on the basis of this offer, Members of the Management Board has been entitled to ›tal of 1,640,493 (one million six hundred forty thousands four hundred ninety three) bonds at a purchase price equal to average share price at the Warsaw Stock Exchange for 30 (thirty) ays before the appointment of each individual Board Member and increased by 10%. However the price cannot be lower than the bond's issue price of PLN 20.30 (according to resolution the General Meeting of Shareholders from 15 May 2000 concerning issue of series A bonds convertible to shares.)

ıst 28th 2003, the Management Board of PKN ORLEN presented to the Supervisory Board a programme of doubling the economic value of the Company over three years. This ambitious › be achieved thanks to Value Based Management (VBM). The main objective of the Value Based Management program is to direct PKN ORLEN's strategy towards creating value for lers. The principal purpose of the project is to establish a stable platform for the performance of strategic goals, to increase the financial potential and operational efficiency, to enhance LEN's competitiveness in Poland and in the region, and to strengthen competence and motivation of the management throughout the Company and the Group.

[redacted]

agement Board of PKN ORLEN announced that on 19 September 2003, PKN ORLEN placed with the Romanian Ministry of Industry and Commerce a Letter of Intent expressing PKN interest in the privatisation of Romanian oil leader, SNP Petrom. PKN ORLEN also allows for the possible establishment a consortium of investors interested in purchasing a stake in om. The above step is in line with PKN ORLEN's strategy of active participation in regional consolidation. PKN ORLEN believes this to be a very interesting opportunity, especially in tomania's fuel market potential and Petrom's upstream operations.

ptember 2003, the Management Board of PKN ORLEN announced that the number of its shares held by The Bank of New York decreased. According to current report No 62/2003 from 2003 The Bank of New York possessed 44,779,954 shares constituting 10.66% of votes at the General Shareholders' Meeting. As at 17 September 2003 The Bank of New York 41,780,674 shares constituting 9.94% of share capital and votes at the General Shareholders' Meeting.

agement Board of PKN ORLEN informed that on 26 September 2003 Supervisory Board of PKN ORLEN has approved directions presented by the Management Board of the Company lopment strategy of PKN ORLEN. The approved Company's strategy assumes increase in economic value of PKN ORLEN, according to realised Value Based Management and form itals for starting consolidation of Central Europe oil sector and creating horizontally integrated, regional oil company, which potential will ensure its permanent position in the region.

ober 2003, the Management Board of PKN ORLEN announced that the number of its shares held by The Bank of New York increased. According to current report No 68/2003 from 18 r 2003 The Bank of New York possessed 41,780,674 shares constituting 9.94% of votes at the General Shareholders' Meeting. As at 2 October 2003 The Bank of New York possessed 74 shares constituting 10.09% of share capital and votes at the General Shareholders' Meeting.

tober 2003 the Management Board of PKN ORLEN received from Mr Jacek Strzelecki, Vice-President of the Management Board for Finance and Economics, information about an owner of 254,493 series A bonds convertible to series D shares of the Company as a result of accepting the purchase offer from ORLEN Powiernik Sp z o.o. within the confines of ent Option Program. One bond entitles to receive as a result of the conversion one Company's share. The last date to submit a statement of converting bonds was due on 10 October e price of one bond purchased by Mr Jacek Strzelecki amounts to PLN 20.91 and equals to an average share price at the Warsaw Stock Exchange for 30 (thirty) trading days before the ent of each individual Board Member and increased by 10%. However the price cannot be lower than the bond's issue price of PLN 20.30 (according to resolution No 11 of the General of Shareholders on 15 May concerning issue of convertibles bonds series A). Mr Jacek Strzelecki, Vice-President of the Management Board for Finance and Economics is related to the in accordance with § 2 art. 1 point 30d of the Decree of the Council of Ministers dated 16 October 2001 concerning current and periodic information published by issuers of securities.

agement Board of PKN ORLEN informed that on 22 October 2003 PKN ORLEN applied to District Court in Warsaw for registration of capital increase of the Company as a result of n 7,531,924 bonds for PKN ORLEN S.A. shares within the confines of realization of Management Option Program. The application refers to increase of PKN ORLEN initial capital by nt of PLN 9,414,905 from PLN 525,221,421.25 to PLN 534,636,326.25.

lt of the capital increase the total number of shares, with a par value of PLN 1.25 each, will amount to 427,709,061. One share authorizes to one vote at the General Meeting of ders of the Company. The part of new shares in the initial capital amounts to 1.76% and to the same part in votes at the General Meeting of Shareholders of PKN ORLEN S.A. The f bonds, which were not converted for shares amounts to 3,812,860 and accounts for over 5% value of initially issued bonds.

:tober 2003 the Management Board of PKN ORLEN received information about entering into an agreement on engineering and construction works between Basell Orlen Poyolefins Sp. z headquarter in Plock, Tecnimont Poland Sp. z o.o. with headquarter in Warsaw and Tecnimont SpA with headquarter in Milano, Italy. The subject of the agreement from 21 October 2003 ect and build new installations to produce polypropylen and polyethylen within the joint venture between PKN ORLEN and Basell Europe Holdings B.V. The total cost of the the joint undertakings amounts to EUR 500 million. PKN ORLEN and Basell Europe Holdings B.V. hold 50% of shares in the share capital of Basell ORLEN Polyolefins Sp. z o.o. with ter in Plock, representing 50% votes at the General Meeting of Shareholders.

ctober 2002 the Company executed Annex no. 1 ("the Annex") to the term oil supply contract entered at 20 December 2002 ("the Agreement") with J&S Service & Investments Ltd, a :gal entity with seat in Larnaca. On the basis of the Agreement changed by the Annex, J&S Service & Investments Ltd is obliged to supply the Company with crude oil until the year 2009 :) in the average quantity of 5.4 million tons per year what exceeds the primary period stated in the Agreement of 2 years. Moreover on the basis of the Annex the formula referring to the .s of URAL crude oil prevailing on the international markets was changed. The changes in the Agreement caused by the Annex reflect the current international standards applied in regarding supply of crude oil and do not influence estimated value of the Agreement. The Annex is recognized as the change of "the significant agreement" in meanings of regulations of ee of the Council of Ministers dated 16 October 2001 on current and periodic information published by issuers of securities, as the amount of the Agreement exceeds 10% of the /'s shareholders equity.

ovember 2003 the Management Board of PKN ORLEN received information that the number of its shares held by The Bank of New York decreased. According to current report No from 3 October 2003 The Bank of New York possessed 42,380,674 shares constituting 10.09% of votes at the General Shareholders' Meeting. As at 4 November 2003 The Bank of New ssessed 41,974,304 shares constituting 9.99% of share capital and votes at the General Shareholders' Meeting.

IAREHOLDERS POSSESSING DIRECTLY OR INDIRECTLY THROUGH DEPENDENT ENTITIES AT LEAST 5% OF VOTES AT THE GENERAL MEETING OF AREHOLDERS AS AT DATE OF ISSUE OF QUARTERLY REPORT

er	Share in number of votes at the GM as at the day of previous quarterly report publication, in %*	Number of shares as at the day of previous quarterly report publication*	Change during the period 5.08.2003-31.10.2003	Share in number of votes in % at the GM as at the day of issue publication of this report**	Number of shares as at the day of issue publication of this report**
olska	17.63%	74,076,299	-	17.63%	74,076,299
ury	10.38%	43,633,897	-	10.38%	43,633,897
f ers)	10.66%	44,779,954	(0.65)	10.01%	42,048,674
	61.33%	257,686,987	0.65	61.98%	260,418,267
	100%	420,177,137	-	100%	420,177,137

August 2003
1 October 2003

f realisation of the Management options program there were 7,531,924 bonds were converted into shares of PKN ORLEN. On 22 October 2003 the Management Board applied to District saw for registration of capital increase of the Company. As a result of the capital increase the total number of shares amount to 427,709,061 what is described in Note VI point 12,13.

ı2 the Company was informed, that Kulczyk Holding S.A. and its affiliates, possessed 23,911,206 shares of PKN ORLEN, constituting 5.69% of total number of votes at the General
eholders.

the Company was informed by Commercial Union Mutual Pension Fund BPH CU WBK, located in Warsaw that Commercial Union Mutual Pension Fund BPH CU WBK possessed on
533,539 shares of PKN ORLEN, constituting 5.13% of the total number of shares at the General Meeting of Shareholders.

ove shareholders (in %) in the share capital of the Company is consistent with proportion in the number of votes at the General Meeting of Shareholders as at the day of issue of this

ANGES IN THE COMPANY SHARES POSSESSED BY THE MANAGEMENT BOARD AND BY THE SUPERVISORY BOARD, ACCORDING TO INFORMATION ESSED BY THE COMPANY

shares possessed by the Management Board and by the Supervisory Board in III Q 2003:

	Number of shares as at the day of last quarterly report publication*	Acquired	Disposed	Number of shares as at the day of publication of this report**
	-	254,493	-	254,493
oard	-	-	-	-

31 July 2003
31 October 2003
otivation program all bonds acquired by the Management Board have been converted into shares (presented in Note VIb).

ORMATION ON MATERIAL LEGAL ACTIONS CONCERNING THE COMPANY'S OR ITS DEPENDENT ENTITIES' LIABILITIES

ovember 2002, based on the act on restructuring of certain budget receivables from enterprises, Rafineria Trzebinia, the Company's subsidiary, applied for the restructuring of budget
es concerning excise duty and VAT for the period from June to December 1998. On 30 December 2002 fiscal authorities issued a decision on restructuring conditions of payables
g VAT and excise duty of total value of PLN 35.3m, stating the restructuring charge in the amount of PLN 5.3m. The charge was paid in full in January 2003.

te of preparation of these financial statements, a tax audit on similar case in Rafineria Trzebinia in relation to periods from 1999 to 2001 was in progress and its results are not yet known.
mpany's Management view, considering strong merit background (being base for possible appeal) and obtained legal opinion, likelihood of an unfavourable result of the tax audit is low.

lance with the Agreement signed on 20 December 2002, Tankpol Sp z o.o transferred to PKN ORLEN due to cession, 40% of shares held in ORLEN PetroTank Sp z o.o. in exchange for
es from Tankpol Sp. z o.o. Final settlement of this transaction should be made after valuation of shares in ORLEN PetroTank Sp. z o.o. At present the valuation procedures are not
yet. On 30 October 2003 a legal case was filed against PKN ORLEN as compensation for PLN 69,898 thousand or return of the ceded shares. In the Company's Management view, based
lependent legal opinion obtained, the final outcome of the above claim should not have a material impact on the presented financial results.

he public information in relation to the Company's purchase transactions, the Supervisory Board has taken actions including requests to audit firms to perform specific test procedures,
e aimed at verifying the above information, including an analysis of the specified procurement transactions. As at the date of the financial statements this analysis has not yet been
d. In the Management's opinion, there are no circumstances indicating that the above mentioned matters may materially impact the true and fair presentation of the accompanying
idated and consolidated condensed financial statements for
period ended 30 September 2003.

FORMATION ON LEGAL ACTIONS CONCERNING THE COMPANY'S OR ITS DEPENDENT ENTITIES' LIABILITIES OR RECEIVABLES ACCOUNTING FOR , OR MORE OF THE COMPANY'S EQUITY

from 1 January to 30 September 2003 the Company was not involved in any legal actions concerning the Company's or its dependent entities' liabilities or receivables accounting for 10% : Company's equity.

FORMATION ON UNUSUAL TRANSACTIONS WITH RELATED ENTITIES

eriod covered by these financial statements the Dominant Company concluded a transaction with BEH concerning contribution in-kind to Basell ORLEN Polyolefins Sp. z o.o., the described in more details in point IV a). During the period from 1 January to 30 September 2003 there were no unusual transactions with related entities in the Capital Group, where the ransaction would exceed EUR 500,000.

FORMATION ON GUARANTEES OF LOANS GRANTED BY COMPANY OR ITS SUBSIDIARIES TO OTHER ENTITIES, WHERE THE AMOUNT OF GUARANTEE COUNTS FOR 10% OR MORE OF THE COMPANY'S EQUITY

l Group of PKN ORLEN S.A during the period from 1 January to 30 September 2003, the Dominant Company and its subsidiaries did not grant any sureties of loans, guarantees to any or subsidiaries, where the amount of surety or guarantee would account for 10% or more of the Company's equity.

MENT BOARD MEMBERS SIGNATURES
Zbigniew Wrobel
ent – Jacek Strzelecki
ent – S³awomir Golonka
ent – Janusz Wisniewski
ent - Andrzej Macenowicz
ovember 2003

Close

Polski Koncern Naftowy Orlen S.A.
POKD
3Q2003 under PAS-cons. (2)
13:39 14 Nov 2003
0836S

PKN ORLEN SA
SEC File
82-5036

Form **SA-QSr III/2003**
(quarter/year)

:turing, contracting, trading and service industry issuers)

ling to § 57 section 2 and § 58 section 1 of the The Council of Ministers Decree of 16 October 2001 - Journal of Law, No 139, item 1569 and 2002, No 31, item 280

nt Board of Polski Koncern Naftowy ORLEN Spolka Akcyjna
onsolidated quarterly report for 3Q 2003

14 November 2003
(date of submission)

D CONSOLIDATED FINANCIAL DATA	in PLN thousand		in EUR thousand	
	III quarters cumulative from 1.1.2003 to 30.09.2003	III quarters cumulative from 1.1.2002 to 30.09.2002	III quarters cumulative from 1.1.2003 to 30.09.2003	III quarters cumulative from 1.1.2002 to 30.09.2002
of finished products, goods for resale and	24 356 668	19 214 825	5 584 086	4 405 251
g profit	1 146 867	689 082	262 934	157 981
fore taxation	1 072 875	559 828	245 971	128 348
it	805 063	376 287	184 571	86 269
v from operating activities	1 349 630	931 476	309 420	213 553
w used in investing activities	(1 034 779)	(683 135)	(237 237)	(156 618)
ow used in / from financing activities	156 078	(254 981)	35 783	(58 458)
sh flow	470 929	(6 640)	107 966	(1 523)
ssets	16 974 826	14 836 226	3 655 610	3 195 052
s and provisions for liabilities	7 599 616	6 281 195	1 636 614	1 352 685
m liabilities	1 398 354	1 339 383	301 142	288 443

m liabilities	5 277 948	4 041 799	1 136 631	870 421
	8 712 643	7 867 066	1 876 309	1 694 210
apital	525 221	525 221	113 109	113 109
of shares	420 177 137	420 177 137	420 177 137	420 177 137
;s per ordinary share (in PLN/EUR)	1,92	0,90	0,44	0,21
ok value per share (in PLN/EUR)	20,74	18,72	4,47	4,03
red or paid dividends per share (in	-	-	-	-

NSOLIDATED BALANCE SHEET	as at 30.09.2003 end of quarter (current year)	as at 30.06.2003 end of previous quarter (current year)	as at 30.09.2002 end of quarter (previous year)	as at 30.06.2002 end of previous quarter (previous year)
ets	10 500 156	10 349 015	9 620 946	9 648 391
e fixed assets, including:	96 571	104 199	90 298	95 369
l	11 001	10 918	154	165
l on consolidation of subordinated entities	22 011	23 360	12 741	4 145
fixed assets	9 083 422	8 974 815	8 495 433	8 552 423
m receivables	10 337	12 484	17 428	14 246
subordinated entities	561	1 536	-	-
other entities	9 776	10 948	17 428	14 246
m investments	1 099 164	1 078 176	812 215	758 141
state	-	-	-	-
ible fixed assets	-	-	-	-
term financial assets	1 099 164	1 078 176	812 215	758 141
rdinated entities, including:	480 362	460 889	178 294	181 532
n subordinated entities accounted for on an	444 628	425 155	68 338	64 860
n unconsolidated subsidiaries and joint ties	35 734	35 734	25 952	32 668
r entities	618 802	617 287	633 921	576 609
long term investments	-	-	-	-
m prepayments, deferred costs and deferred	188 651	155 981	192 831	224 067
red tax assets	19 618	18 247	30 124	30 135
yments and deferred costs	169 033	137 734	162 707	193 932
t assets	6 474 670	6 346 517	5 215 280	4 782 449
ies	2 989 216	3 132 185	2 597 931	2 432 932
m receivables	2 313 836	2 205 130	1 908 750	1 597 170

subordinated entities	130 626	87 934	113 784	139 841
other entities	2 183 210	2 117 196	1 794 966	1 457 329
m investments	724 609	447 067	238 371	257 656
term financial assets	724 108	446 566	238 371	257 656
rdinated entities	227	-	300	-
r entities	74 762	66 786	41 326	40 319
d cash equivalents	649 119	379 780	196 745	217 337
short term investments	501	501	-	-
rm prepayments and deferred costs	447 009	562 135	470 228	494 691
ts	16 974 826	16 695 532	14 836 226	14 430 840
	as at	as at	as at	as at

ONSOLIDATED BALANCE SHEET

30.09.2003 30.06.2003 30.09.2002 30.06.2002

end of previous

end of quarter

end of previous

end of quarter

[redacted] (current year) [redacted] quarter [redacted] (previous year) [redacted] quarter [redacted]

		(current year)		(previous year)
	8 712 643	8 442 823	7 867 066	7 648 424
pital	525 221	525 221	525 221	525 221
share capital (negative value)	-	-	-	-
ires (negative value)	-	-	-	-
eserve	6 280 049	6 278 684	5 747 931	5 743 830
tion reserve	670 534	678 844	767 021	727 951
pital reserves	53 476	53 476	53 476	53 476
exchange gain on inclusion of subordinated	54 040	31 601	12	4
buted profit from previous years	324 260	324 047	397 118	398 801
fit	805 063	550 950	376 287	199 141
ution from profit during financial year alue)	-	-	-	-
ty interests	421 297	410 031	418 820	407 573
ve goodwill on subordinated entities	241 270	434 267	269 145	271 373
ities and provisions for liabilities	7 599 616	7 408 411	6 281 195	6 103 470
ons for liabilities	821 402	889 067	808 738	802 395
sion for deferred tax	255 637	310 972	249 320	237 221
ement benefits and similar provisions	148 308	150 278	138 538	137 634
erm	130 111	130 100	118 027	116 066
term	18 197	20 178	20 511	21 568
r provisions	417 457	427 817	420 880	427 540
erm	325 162	329 789	344 246	349 581
term	92 295	98 028	76 634	77 959
rm liabilities	1 398 354	471 076	1 339 383	1 319 222
ubordinated entities	263	-	-	-
her entities	1 398 091	471 076	1 339 383	1 319 222
rm liabilities	5 277 948	5 959 337	4 041 799	3 911 456
ubordinated entities	66 457	56 155	35 564	33 732
her entities	5 160 350	5 844 751	3 954 752	3 819 416
ial funds	51 141	58 431	51 483	58 308
ls and deferred income	101 912	88 931	91 275	70 397
tive goodwill	454	480	1 258	618
r accruals and deferred income	101 458	88 451	90 017	69 779
erm	10 267	10 958	1 597	7 041
term	91 191	77 493	88 420	62 738
ilities	16 974 826	16 695 532	14 836 226	14 430 840
value	8 712 643	8 442 823	7 867 066	7 648 424
f shares	420 177 137	420 177 137	420 177 137	420 177 137
value per share (in PLN)	20,74	20,09	18,72	18,20

·FF BALANCE SHEET ITEMS	as at 30.09.2003 end of quarter (current year)	as at 30.06.2003 end of previous quarter (current year)	as at 30.09.2002 end of quarter (previous year)	as at 30.06.2002 end of previous quarter (previous year)
ıt receivables	-	-	-	-
bordinated entities	-	-	-	-
uarantees and sureties	-	-	-	-
ıer entities	-	-	-	-
uarantees and sureties	-	-	-	-
ıt liabilities	63 992	90 909	11 442	4 381
rdinated entities	47 528	76 195	1 951	1 299
ıarantees and sureties	47 528	76 195	1 951	1 299
entities	16 464	14 714	9 491	3 082
ıarantees and sureties	700	14 714	9 491	3 082
	13 586	9 297	46 487	46 303
lance sheet items	77 578	100 206	57 929	50 684

CONSOLIDATED INCOME IENT	III quarter (current year) from 1.7.2003 to 30.09.2003	III quarters cumulative (current year) from 1.1.2003 to 30.09.2003	III quarter (previous year) from 1.7.2002 to 30.09.2002	III quarters cumulative (previous year) from 1.1.2002 to 30.09.2002
including:	9 113 322	24 356 668	7 161 047	19 214 825
inated entities	204 908	547 645	161 015	432 042
ales of finished products	6 678 458	18 755 258	6 434 727	17 739 897
ales of goods for resale and materials	2 434 864	5 601 410	726 320	1 474 928
oods sold, including:	(5 470 924)	(14 164 072)	(3 726 661)	(9 523 762)
inated entities	(206 658)	(539 246)	(146 064)	(385 580)
of sales of finished products	(3 249 059)	(9 058 750)	(3 113 852)	(8 323 565)
of goods for resale and materials sold	(2 221 865)	(5 105 322)	(612 809)	(1 200 197)
rofit on sales (I-II)	3 642 398	10 192 596	3 434 386	9 691 063
nd distribution costs	(3 072 892)	(8 447 037)	(2 894 555)	(8 297 087)
nd administration expenses	(232 284)	(686 888)	(249 140)	(675 204)
n sales (III-IV-V)	337 222	1 058 671	290 691	718 772
perating income	66 522	278 985	35 397	140 544
disposal of non-financial fixed assets	4 876	9 697	6 699	24 397

	15	15	-	75
	61 631	269 273	28 698	116 072
operating expenses	(40 880)	(190 789)	(36 345)	(170 234)
n disposal of non-financial fixed assets	(1 431)	(6 097)	(3 213)	(12 083)
ent of non-financial assets	(15 626)	(39 446)	(5 983)	(19 845)
	(23 823)	(145 246)	(27 149)	(138 306)
ing profit (VI+VII-VIII)	362 864	1 146 867	289 743	689 082
al income	103 789	235 953	48 352	132 333
ds and shares in profits, including:	166	48 548	386	386
bordinated entities	166	2 040	386	386
including:	5 985	33 855	18 390	55 202
bordinated entities	1 313	1 731	185	911
om sale of investments	685	28 923	(84)	4 554
tion of investments	(1 179)	1 052	356	731
	98 132	123 575	29 304	71 460
al expenses	(164 295)	(331 697)	(89 898)	(290 424)
including:	(37 328)	(123 570)	(45 189)	(155 285)
rdinated entities	(32)	(435)	(8)	(1 132)
m sale of investments	-	-	-	-
ation of investments	(1 948)	(3 194)	(169)	(819)
	(125 019)	(204 933)	(44 540)	(134 320)
(loss) on sale of shares in subordinated entities	-	427	(1 455)	(1 455)
s profit (IX+X-XI+/-XII)	302 358	1 051 550	246 742	529 536
ordinary items (XIV.1. - XIV.2.)	(387)	83	1 592	(1 232)
dinary gains	148	894	3 465	4 638
dinary losses	(535)	(811)	(1 873)	(5 870)
tisation of goodwill from subordinated entities	(1 359)	(4 075)	(265)	(787)
tive goodwill from subordinated entities write-	5 188	25 317	10 470	32 311
fit before taxation (XIII+/-XIV-XV+XVI)	305 800	1 072 875	258 539	559 828
ome tax	(60 383)	(284 755)	(71 464)	(167 713)
part	(106 587)	(318 724)	(74 788)	(180 748)
d part	46 204	33 969	3 324	13 035
r obligatory charges on profit	-	-	-	-
in profit of subordinated entities accounted for ty method	19 055	44 686	3 002	9 160
rity interests	(10 359)	(27 743)	(12 931)	(24 988)
profit (XVII-XVIII-XIX+/-XX+/-XXI)	254 113	805 063	177 146	376 287

it for 12 months (annualised)		908 111		420 633
d average number of ordinary shares		420 177 137		420 177 137
; per ordinary share (in PLN)		2,16		1,00
d average diluted number of ordinary shares		-		-
earnings per share (in PLN)		-		-

:MENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS EQUITY	III quarter (current year) from 1.7.2003 to 30.09.2003	III quarters cumulative (current year) from 1.1.2003 to 30.09.2003	III quarter (previous year) from 1.7.2002 to 30.09.2002	III quarters cumulative (previous year) from 1.1.2002 to 30.09.2002
y at beginning of period	8 442 823	7 927 014	7 648 424	7 419 130
anges in accounting policies	-	-	-	82 009
rrections of fundamental errors	-	-	-	-
uity at beginning of period restated for rative data	8 442 823	7 927 014	7 648 424	7 501 139
e capital at beginning of period	525 221	525 221	525 221	525 221
vements in share capital	-	-	-	-
ases	-	-	-	-
s od shares	-	-	-	-
eases	-	-	-	-
mption of shares	-	-	-	-
re capital at end of period	525 221	525 221	525 221	525 221
id share capital at beginning of period	-	-	-	-
vements in unpaid share capital	-	-	-	-
ases	-	-	-	-
eases	-	-	-	-
paid share capital at end of period	-	-	-	-
shares at beginning of period	-	-	-	-
vement in own shares	-	-	-	-
ases	-	-	-	-
eases	-	-	-	-
n shares at end of period	-	-	-	-
tal reserve at beginning of period	6 278 684	5 757 678	5 743 830	5 501 578
vements in capital reserve	1 365	522 371	4 101	246 353
ases	2 003	523 009	4 101	246 353
premium	-	-	-	-
	-	-	-	-

ɔn of profits (by articles)				
ment of profits (over the minimum provided ticles)	421	481 191	1 653	240 867
rom capital reserves due to revaluation of disposed	1 582	41 818	2 448	5 486
	-	-	-	-
s	(638)	(638)	-	-
n of losses	(638)	(638)	-	-
	-	-	-	-
l reserve at end of period	6 280 049	6 280 049	5 747 931	5 747 931
tion reserve at beginning of period	678 844	722 745	727 951	734 796
n accounting policies, restatement of opening	-	-	-	(2 600)
iation reserve at beginning of period r comparative data	678 844	722 745	727 951	732 196
nents in revaluation reserve	(8 310)	(52 211)	39 070	34 825
s	4 216	4 468	41 917	42 063
of value of long term investments	-	-	58 218	58 218
tax assets related to entries made to revaluation	2 953	3 205	(16 301)	(16 155)
	1 263	1 263	-	-
es	(12 526)	(56 679)	(2 847)	(7 238)
ets disposals	(1 582)	(41 818)	(2 448)	(5 486)
ent of tangible fixed assets	(10 940)	(11 872)	(399)	(1 752)
in valuation of long term-investments	-	-	-	-
tax assets related to entries made to revaluation	(4)	(2 989)	-	-
	(4)	(2 989)	-	-
uation reserve at end of period	670 534	670 534	767 021	767 021
apital reserves at beginning of period	53 476	53 476	53 476	53 542
nents in other capital reserves	-	-	-	(66)
es	-	-	-	-
es	-	-	-	(66)
capital reserves at end of period	53 476	53 476	53 476	53 476
exchange differences from recalculation of ted entities	54 040	54 040	12	12
IENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS EQUITY	**III quarter (current year) from 1.7.2003 to 30.09.2003**	**III quarters cumulative (current year) from 1.1.2003 to**	**III quarter (previous year) from 1.7.2002 to 30.09.2002**	**III quarters cumulative (previous year) from 1.1.2002 to**

		30.09.2003		30.09.2002
ributed profit (loss) from previous years at ; of period	874 997	867 885	597 942	603 990
stributed profit from previous years at ; of period	874 997	867 885	597 942	603 990
s in accounting policies	-	-	-	84 608
tions of fundamental errors	-	-	-	-
stributed profit from previous years at ; of period restated for comparative data	874 997	867 885	597 942	688 598
ses	638	638	-	-
apital from consolidation	638	638	-	-
ses	(425)	(544 263)	(1 683)	(291 480)
ids paid	-	(58 825)	-	(50 421)
r to capital reserve	(421)	(481 191)	(1 656)	(240 870)
apital from consolidation	(4)	(4 247)	(27)	(189)
istributed profit from previous years at end of	875 210	324 260	596 259	397 118
istributed loss from previous years at g of period	-	-	-	-
istributed loss from previous years at g of period restated for comparative data	-	-	-	-
ses	-	-	-	-
ution of previous year loss for absorption	-	-	-	-
ases	-	-	-	-
istributed loss from previous years at end of	-	-	-	-
istributed profit (loss) from previous years at eriod *	875 210	324 260	596 259	397 118
sult for the financial year	254 113	805 063	177 146	376 287
profit	254 113	805 063	177 146	376 287
loss	-	-	-	-
ibution from current year profit	-	-	-	-
y at end of period	8 712 643	8 712 643	7 867 066	7 867 066

ng net profit for IIQ 2003 and IIQ 2002 ely

CONSOLIDATED CASH FLOW MENT	III quarter (current year) from 1.7.2003 to	III quarters cumulative (current year) from 1.1.2003	III quarter (previous year) from 1.7.2002 to 30.09.2002	III quarters cumulative (previous year) from 1.1.2002

	30.09.2003	to 30.09.2003		to 30.09.2002
w from operating activities				
t for the year	254 113	805 063	177 146	376 287
justments	664 098	544 567	(35 316)	555 189
m minority interests	10 359	27 743	12 931	24 988
fit) from subordinated entities accounted for y method	(19 055)	(44 686)	(3 002)	(9 160)
ition	268 909	805 693	256 619	760 840
g amortisation of goodwill from subordinated negative goodwill in subordinated entities	(3 829)	(21 242)	(10 205)	(31 524)
exchange gains/losses	47 008	97 394	29 262	40 017
and dividends	31 978	54 527	40 915	138 668
loss from investing activities	27 564	(1 859)	(3 939)	(6 595)
ents in provisions	(85 639)	(62 123)	(18 040)	(34 822)
ents in stock	145 709	(111 838)	(160 486)	(408 042)
ents in receivables	(117 561)	(296 429)	(285 263)	(316 051)
nents in creditors falling due within one year xception of loans)	268 368	167 057	20 745	354 166
nents in prepayments and accruals	105 694	10 508	74 151	17 994
adjustments	(19 236)	(101 420)	791	(6 814)
flow from operating activities (I+/-II)	918 211	1 349 630	141 830	931 476
ow from investing activities				
flows from investing activities	77 049	194 618	134 080	280 338
l of intangible fixed assets and tangible fixed	14 165	22 604	11 183	33 293
l of real estate investments and intangible fixed stments	-	-	-	-
nancial assets, including:	17 746	108 856	112 732	235 717
rdinated entities	4 680	17 027	320	12 473
financial assets (except short term securities)	2 306	3 255	61	159
short term securities	-	-	-	-
ds and profits	1 911	12 722	259	12 266
m loans repaid	450	957	-	-
received	13	93	-	48
flows from financial assets	-	-	-	-
entities	13 066	91 829	112 412	223 244
financial assets (except short term securities)	64	2 509	4 182	14 348
short term securities	5 968	23 660	107 004	196 540

s and profits	-	46 509	-	-
n loans repaid	4 583	7 673	-	-
eceived	2 451	11 478	1 209	12 334
lows from financial assets	-	-	17	22
flows from investing activities	45 138	63 158	10 165	11 328
itflows from investing activities	(279 039)	(1 229 397)	(341 715)	(963 473)
es of intangible fixed assets and tangible fixed	(382 528)	(834 357)	(201 513)	(618 173)
ents in real estate and intangible fixed assets	-	-	-	-
ncial assets, including:	104 756	(389 121)	(128 481)	(232 300)
dinated entities	126 740	(330 532)	(23 668)	(23 764)
es of financial assets (except short term	126 740	(330 532)	(23 668)	(23 764)
es of short term securities	-	-	-	-
anted	-	-	-	-
entities	(21 984)	(58 589)	(104 813)	(208 536)
es of financial assets (except short term	(1 040)	(1 040)	-	-
es of short term securities	(14 809)	(42 059)	(104 813)	(208 380)
anted	(6 135)	(15 490)	-	(156)
d paid to minority shareholders	(1 267)	(3 464)	(234)	(1 204)
ayments	-	(2 455)	(11 487)	(111 796)
ash flow used in investing activities	(201 990)	(1 034 779)	(207 635)	(683 135)
CONSOLIDATED CASH FLOW ENT	**III quarter (current year) from 1.7.2003 to 30.09.2003**	**III quarters *cumulative* (current year) from 1.1.2003 to 30.09.2003**	**III quarter (previous year) from 1.7.2002 to 30.09.2002**	**III quarters cumulative (previous year) from 1.1.2002 to 30.09.2002**
low from financing activities				
	1 420 197	3 576 175	470 735	1 333 704
e of shares and other capital instruments, payments to capital	-	-	-	-
	1 206 293	2 337 945	158 763	475 667
e of short term securities	213 904	1 238 230	310 194	855 949
nflows	-	-	1 778	2 088
ws	(1 867 079)	(3 420 097)	(425 522)	(1 588 685)
ption of shares	-	-	-	-
nds and other distributions to shareholders	(58 825)	(58 825)	(50 421)	(50 421)
han distribution of profit to shareholders	-	-	-	-

from profit				
nent of loans	(1 319 745)	(1 883 540)	(68 690)	(497 237)
hase of short term securities	(439 999)	(1 344 658)	(262 030)	(881 421)
inancial liabilities	-	-	-	-
e lease payments	(2 180)	(5 705)	(551)	(5 073)
t paid	(46 170)	(127 369)	(43 830)	(153 879)
payments	(160)	-	-	(654)
ash flow used in / from financing activities (I-	(446 882)	156 078	45 213	(254 981)
sh flow (A.III+/-B.III+/-C.III)	269 339	470 929	(20 592)	(6 640)
e sheet change in cash and cash equivalents	269 339	470 929	(20 592)	(6 640)
ng changes in cash and cash equivalents resulting ign exchange gains/losses	594	2 270	(2 378)	(497)
cash and cash equivalents at beginning of	379 780	178 190	217 337	203 385
cash and cash equivalents at end of period	649 119	649 119	196 745	196 745
ding those of limited availability	14 852	14 852	8 960	8 960

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